Exhibit 99.2

Royal Bank of Canada third quarter 2025 results

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34
Interim Financial Reporting
, unless otherwise noted. Our Q3 2025 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $5.4 Billion Up 21% YoY	Diluted EPS 1 $3.75 Up 21% YoY	Total PCL 1 $0.9 Billion PCL on loans ratio 1 down 23 bps 1 QoQ	ROE 1, 2 17.3% Up 180 bps YoY	CET1 ratio 1 13.2% Above regulatory requirements

Adjusted net income 3 $5.5 Billion Up 17% YoY	Adjusted diluted EPS 3 $3.84 Up 18% YoY	Total ACL 1 $7.7 Billion ACL on loans ratio 1 remained flat QoQ	Adjusted ROE 3 17.7% Up 130 bps YoY	LCR 1 129% Down from 131% last quarter
TORONTO, August
 27, 2025
— Royal Bank of Canada
4
(RY on TSX and NYSE) today reported record net income of $5.4 billion for the quarter ended July 31, 2025, up $928 million or 21% from the prior year. Diluted EPS was $3.75, up 21% over the same period, reflecting growth across each of our business segments. Adjusted net income
3
and adjusted diluted EPS
3
of $5.5 billion and $3.84 were up 17% and 18%, respectively, from the prior year.

“This quarter’s record results demonstrate RBC’s relentless, long-term focus on our clients and our commitment to delivering on the bold growth ambitions we laid out at our recent Investor Day. We saw strong growth across each of our business segments reflecting the strength of our diversified business model, solid capital position, investments in technology and talent, and disciplined approach to risk and expense management. Thanks to the incredible efforts of Team RBC, we’re creating value and driving premium performance through the cycle, as we work to stay ahead of our clients’ expectations in a rapidly changing economy and world.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Record
pre-provision,
pre-tax
earnings
5
of $7.8 billion were up $1.7 billion or 29% from last year, mainly due to higher revenue in Capital Markets driven by strength across Corporate & Investment Banking and Global Markets and higher net interest income in Personal Banking and Commercial Banking reflecting strong average volume growth and higher spreads in Personal Banking. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales also contributed to the increase. These factors were partially offset by higher variable compensation commensurate with increased results, and continued investments in talent and technology across our businesses.
Our consolidated results reflect an increase in total PCL of $222 million from a year ago, mainly reflecting higher provisions in Capital Markets, Commercial Banking and Personal Banking, partly offset by releases in Wealth Management in the current quarter. The PCL on loans ratio of 35 bps increased 8 bps from the prior year.
Compared to last quarter, net income was up 23% reflecting growth across each of our business segments. Adjusted net income
3
was up 22% over the same period.
Pre-provision,
pre-tax
earnings
5
were up $0.8 billion or 12% as higher revenues more than offset expense growth. The PCL on loans ratio of 35 bps decreased 23 bps from the prior quarter as last quarter was driven by higher provisions on performing loans reflecting the potential impacts of trade disruptions (including tariffs). The PCL on impaired loans ratio
1
was 36 bps, up 1 bp from the prior quarter, while the PCL on performing loans ratio was (1) bp, down 24 bps from the prior quarter.
Our capital position remains robust, with a CET1 ratio of 13.2%, supporting solid volume growth and $3.1 billion of capital returned to our shareholders through common share dividends and share buybacks.

Royal Bank of Canada
  Third Quarter 2025

Q3 2025 Compared to Q3 2024	Reported: • Net income of $5,414 million • Diluted EPS of $3.75 • ROE of 17.3% • CET1 ratio of 13.2%	h 21% h 21% h 180 bps h 20 bps	Adjusted 3 : • Net income of $5,534 million • Diluted EPS of $3.84 • ROE of 17.7%	h 17% h 18% h 130 bps

Q3 2025 Compared to Q2 2025	• Net income of $5,414 million • Diluted EPS of $3.75 • ROE of 17.3% • CET1 ratio of 13.2%	h 23% h 24% h 310 bps g unchanged	• Net income of $5,534 million • Diluted EPS of $3.84 • ROE of 17.7%	h 22% h 23% h 300 bps

YTD 2025 Compared to YTD 2024	• Net income of $14,935 million • Diluted EPS of $10.31 • ROE of 16.1%	h 24% h 24% h 170 bps	• Net income of $15,316 million • Diluted EPS of $10.58 • ROE of 16.5%	h 18% h 17% h 90 bps

(1)	See the Glossary section of this Q3 2025 Report to Shareholders for composition of these measures.
(2)
Return on equity (ROE). This measure does not have a standardized meaning under generally accepted accounting principles (GAAP). For further information, refer to the Key performance and non-GAAP
measures section of this Q3 2025 Report to Shareholders.

(3)	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q3 2025 Report to Shareholders.
(4)	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
(5)
Pre-provision,
pre-tax
(PPPT) earnings is calculated as income (July 31, 2025: $5,414 million; April 30, 2025: $4,390 million; July 31, 2024: $4,486 million) before income taxes (July 31, 2025: $1,458 million; April 30, 2025: $1,128 million; July 31, 2024: $887 million) and PCL (July 31, 2025: $881 million; April 30, 2025: $1,424 million; July 31, 2024: $659 million). This is a non-GAAP
measure. PPPT earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use PPPT earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP
measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

1	Third quarter highlights
3	Management’s Discussion and Analysis
3	Caution regarding forward- looking statements
4	Overview and outlook
	4	About Royal Bank of Canada
	5	Selected financial and other highlights
	6	Economic, market and regulatory review and outlook
8	Financial performance
	8	Overview
	8	Impact of foreign currency translation
	9	Total revenue
	10	Provision for credit losses
	11	Non-interest expense
	12	Income taxes

12	Business segment results
	12	How we measure and report our business segments
	12	Key performance and non-GAAP measures
	15	Personal Banking
	16	Commercial Banking
	17	Wealth Management
	19	Insurance
	20	Capital Markets
	21	Corporate Support
22	Quarterly results and trend analysis
23	Financial condition
	23	Condensed balance sheets
	24	Off-balance sheet arrangements
24	Risk management
	24	Credit risk

	28	Market risk
	33	Liquidity and funding risk
41	Capital management
46	Accounting and control matters
	46	Summary of accounting policies and estimates
	46	Controls and procedures
46	Related party transactions
47	Glossary
50	Enhanced Disclosure Task Force recommendations index
51	Interim Condensed Consolidated Financial Statements (unaudited)
57	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
79	Shareholder Information

Royal Bank of Canada
  Third Quarter 2025   3

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and nine month periods ended or as at July 31, 2025, compared to the corresponding periods in the prior fiscal year and the three month period ended April 30, 2025. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2025 (Condensed Financial Statements) and related notes and our 2024 Annual Report. This MD&A is dated August 26, 2025. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Additional information about us, including our 2024 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.
Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995
and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2025 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, priorities, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., United Kingdom (U.K.), Euro area and global economies, the regulatory environment in which we operate and the risk environment including our credit risk, market risk, liquidity and funding risk, and include statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.
We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, and other risks discussed in the risk sections of our 2024 Annual Report and the Risk management section of this Q3 2025 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2024 Annual Report and the Risk management section of this Q3 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.

Royal Bank of Canada
  Third Quarter 2025

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2024 Annual Report, as updated by the Economic, market and regulatory review and outlook section of this Q3 2025 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Additional information about these and other factors can be found in the risk sections of our 2024 Annual Report and the Risk management section of this Q3 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.

Overview and outlook

About Royal Bank of Canada
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led
approach to delivering leading performance. Our success comes from the 101,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.
Effective the fourth quarter of 2024, the Personal & Commercial Banking segment became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing
®
moved from the previous Personal & Commercial Banking segment to the Wealth Management segment. Comparative results in this MD&A have been revised to conform to our new basis of segment presentation.

Royal Bank of Canada
  Third Quarter 2025   5

Selected financial and other highlights (1)

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Total revenue	$16,985	$15,672	$14,631	$49,396	$42,270
Provision for credit losses (PCL)	881	1,424	659	3,355	2,392
Non-interest expense	9,232	8,730	8,599	27,218	25,231
Income before income taxes	6,872	5,518	5,373	18,823	14,647
Net income	$5,414	$4,390	$4,486	$14,935	$12,018
Net income – adjusted (2), (3)	$5,534	$4,528	$4,727	$15,316	$12,991
Segments – net income
Personal Banking (4)	$1,938	$1,602	$1,586	$5,218	$4,342
Commercial Banking (4)	836	597	817	2,210	2,044
Wealth Management (4)	1,096	929	949	3,005	2,453
Insurance	247	211	170	730	567
Capital Markets	1,328	1,202	1,172	3,962	3,588
Corporate Support	(31)	(151)	(208)	(190)	(976)
Net income	$5,414	$4,390	$4,486	$14,935	$12,018
Selected information
Earnings per share (EPS) – basic	$3.76	$3.03	$3.09	$10.33	$8.35
– diluted	3.75	3.02	3.09	10.31	8.34
– basic adjusted (2), (3)	3.84	3.13	3.26	10.60	9.04
– diluted adjusted (2), (3)	3.84	3.12	3.26	10.58	9.03
Return on common equity (ROE) (3)	17.3%	14.2%	15.5%	16.1%	14.4%
ROE – adjusted (2), (3)	17.7%	14.7%	16.4%	16.5%	15.6%
Average common equity (5)	$121,450	$123,300	$112,100	$121,100	$109,300
Net interest margin (NIM) – on average earning assets, net (3)	1.61%	1.64%	1.58%	1.62%	1.50%
PCL on loans as a % of average net loans and acceptances	0.35%	0.58%	0.27%	0.45%	0.35%
PCL on performing loans as a % of average net loans and acceptances	(0.01)%	0.23%	0.01%	0.08%	0.06%
PCL on impaired loans as a % of average net loans and acceptances	0.36%	0.35%	0.26%	0.37%	0.29%
Gross impaired loans (GIL) as a % of loans and acceptances	0.85%	0.88%	0.58%	0.85%	0.58%
Liquidity coverage ratio (LCR) (3), (6)	129%	131%	126%	129%	126%
Net stable funding ratio (NSFR) (3), (6)	114%	116%	114%	114%	114%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (3), (7)
Common Equity Tier 1 (CET1) ratio	13.2%	13.2%	13.0%	13.2%	13.0%
Tier 1 capital ratio	14.8%	14.7%	14.5%	14.8%	14.5%
Total capital ratio	16.6%	16.5%	16.3%	16.6%	16.3%
Leverage ratio	4.5%	4.3%	4.2%	4.5%	4.2%
TLAC ratio	30.9%	31.0%	28.4%	30.9%	28.4%
TLAC leverage ratio	9.3%	9.2%	8.3%	9.3%	8.3%
Selected balance sheet and other information (8)
Total assets	$2,227,893	$2,242,133	$2,076,107	$2,227,893	$2,076,107
Securities, net of applicable allowance	538,012	492,497	431,185	538,012	431,185
Loans, net of allowance for loan losses	1,025,460	1,007,306	971,797	1,025,460	971,797
Derivative related assets	155,023	188,211	115,659	155,023	115,659
Deposits	1,481,477	1,446,786	1,361,265	1,481,477	1,361,265
Common equity	124,065	122,084	114,899	124,065	114,899
Total risk-weighted assets (RWA) (3), (7)	723,155	703,920	661,177	723,155	661,177
Assets under management (AUM) (3)	1,469,800	1,363,900	1,300,100	1,469,800	1,300,100
Assets under administration (AUA) (3), (9)	5,213,500	5,019,700	4,716,100	5,213,500	4,716,100
Common share information
Shares outstanding (000s) – average basic	1,407,280	1,411,362	1,414,194	1,410,854	1,411,044
– average diluted	1,409,680	1,413,517	1,416,149	1,413,235	1,412,644
– end of period	1,405,044	1,409,539	1,413,666	1,405,044	1,413,666
Dividends declared per common share	$1.54	$1.48	$1.42	$4.50	$4.18
Dividend yield (3)	3.5%	3.6%	3.9%	3.6%	4.2%
Dividend payout ratio (3)	41%	49%	46%	44%	50%
Common share price (RY on TSX) (10)	$177.79	$165.47	$154.28	$177.79	$154.28
Market capitalization (TSX) (10)	249,803	233,236	218,100	249,803	218,100
Business information (number of)
Employees (full-time equivalent) (FTE)	97,116	94,369	96,165	97,116	96,165
Bank branches	1,271	1,284	1,344	1,271	1,344
Automated teller machines (ATMs)	4,298	4,331	4,426	4,298	4,426
Period average US$ equivalent of C$1.00 (11)	0.728	0.704	0.730	0.710	0.736
Period-end US$ equivalent of C$1.00	0.722	0.725	0.724	0.722	0.724

(1)
On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada transaction). HSBC Bank Canada (HSBC Canada) results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(2)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(3)	See Glossary for composition of these measures.
(4)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(5)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(6)
The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.

(7)
Capital ratios and RWA are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. For further details, refer to the Capital management section.

(8)	Represents period-end spot balances.
(9)
AUA includes $15 billion and $6 billion (April 30, 2025 – $15 billion and $6 billion; July 31, 2024 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.

(10)	Based on TSX closing market price at period-end.
(11)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Third Quarter 2025

Economic, market and regulatory review and outlook – data as at August 26, 2025
The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.
Economic and market review and outlook
Economic growth is expected to remain positive across most advanced economies, including Canada, the Euro area, the U.K. and the U.S. The outlook remains highly dependent on the evolution of U.S. international trade policy. U.S. tariff rates have increased since April 2025 for most U.S. trade partners and are expected to slow U.S. economic growth. Tariffs imposed on U.S. imports from Canada remain low relative to other U.S. trade partners with most Canadian exports maintaining duty free access to the U.S. market through an exemption from tariffs for products compliant with the Canada-United States-Mexico Agreement (CUSMA). Our forecast assumes that existing tariffs remain in place broadly as-is
until the fourth calendar quarter of 2025 before easing lower in 2026. Tariffs are expected to contribute to price increases, particularly in the U.S., while the removal of the consumer carbon tax from energy products is expected to keep headline consumer price growth relatively lower in Canada. We expect the U.S. Federal Reserve (Fed) to resume cutting interest rates in December of this calendar year as anticipated weaker economic growth and a rising unemployment rate offset concerns about the upward impact of tariffs on inflation. The Bank of Canada (BoC) reduced interest rates by more than other global central banks since June 2024 and we expect no further reductions for the remainder of calendar 2025. We expect the Bank of England (BOE) to reduce policy interest rates further by the end of calendar 2025 but do not expect further interest rate reductions from the European Central Bank (ECB).
Canada
Canadian GDP is expected to remain unchanged in the second calendar quarter of 2025 after rising 2.2%
1
in the first calendar quarter of 2025. We expect most Canadian exports to the United States will remain duty free under the exemption from tariffs for products compliant with the CUSMA; however, sector-specific tariffs, including those on steel and aluminum, the
non-U.S.
share of Canadian auto exports to the U.S. and China’s tariffs on Canadian canola products, will continue to apply. Uncertainty about potential future trade policy changes is expected to slow business investment spending. Growth in the Canadian economy in calendar 2025 is expected to remain close to the slow pace seen in calendar 2024. The unemployment rate fell slightly to 6.9% in June and July 2025 after rising to 7.0% in May 2025 but is still up 0.5% from a year earlier. The unemployment rate is expected to rise slightly to 7.1% in the second half of calendar 2025 as weakening external demand and international trade uncertainty slows hiring demand. The end of the consumer carbon tax on energy products has lowered the headline inflation rate, but excluding those changes, core inflation measures are at the top of the BoC’s 1% to 3% inflation target range. The BoC has held the overnight rate unchanged since a reduction to a 2.75% rate in January 2025. Interest rates are now at levels that the central bank views as neither restricting nor stimulating economic activity, and planned increases in government spending are reducing the need for additional interest rate reductions to counter expected weakening in economic growth due to tariffs. We do not expect the BoC to cut the overnight rate further for the remainder of calendar 2025.
U.S.
U.S. GDP grew by 3.0%
1
in the second calendar quarter of 2025 after contracting 0.5%
1
in the first calendar quarter of 2025. The decline in the first calendar quarter was primarily due to a significant increase in imports ahead of expected tariffs, with lower subsequent imports resulting in stronger GDP growth in the second calendar quarter. We expect slow GDP growth over the remainder of this calendar year as tariffs imposed by the U.S. administration affect costs and domestic production. The unemployment rate rose to 4.2% in July 2025, up slightly from 4.1% in June 2025, but unchanged from a year earlier. Job openings have declined and employment growth has slowed. We continue to expect the unemployment rate to rise modestly into calendar year 2026. Inflation data has shown limited tariff-related increases but we expect increased tariffs to raise prices more significantly over the second half of calendar year 2025. A weaker economic backdrop is expected to prompt a gradual reduction in interest rates by the Fed, with the next decrease in the target range for the federal funds rate expected in December 2025.
Euro area and the U.K.
Euro area GDP grew by 0.1% in the second calendar quarter of 2025 after rising 0.6% in the first calendar quarter of 2025. Unemployment rates remain very low across countries in the Euro area and are expected to be little changed through the rest of calendar 2025. Inflation in the Euro area has continued to ease but core inflation excluding energy components remains elevated. Increased government spending is expected to offset the negative impact of U.S. tariffs on Euro area GDP growth. The ECB is not expected to reduce interest rates further after lowering the deposit rate to 2.0% in June 2025. U.K. GDP increased 0.3% in the second calendar quarter of 2025 after increasing by 0.7% in the first calendar quarter of 2025. GDP growth in the U.K. is expected to be slow but positive for the remainder of calendar 2025. Inflationary trends have continued to remain steady and the unemployment rate has been increasing moderately. We expect those trends will persist in the remainder of calendar year 2025 and the BoE will continue to lower the Bank Rate until it reaches 3.75%, which is expected by the end of calendar 2025.

1	Annualized rate

Royal Bank of Canada
  Third Quarter 2025   7

Financial markets
Government bond yields have declined in the U.S. and are little changed in Canada, the Euro area and the U.K. over the last three months. Yield curves remain steeper than at the start of the calendar year for Canada, the U.S., U.K. and Euro area. Credit spreads have narrowed after widening earlier this year and the broad trade-weighted U.S. dollar index has depreciated since January 2025. Equity markets have fully recouped declines earlier in the calendar year. Oil prices rose temporarily in June 2025 but have since reverted lower.
Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high-level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2024 Annual Report and updates are listed below.
Global uncertainty
In July 2025, the International Monetary Fund (IMF) projected global growth of 3.0% for 2025, up 0.2% from its April forecast
2
, reflecting pulled-forward demand and excess inventory in anticipation of higher tariffs and a lower average effective U.S. tariff rate than previously expected. Significant uncertainty continues to pose risks to the global economic outlook, driven by:
•
Impacts from implemented and potential additional trade measures, including protectionist trade policies such as the imposition of tariffs, which could soften demand, increase inflationary pressures, lower investment, disrupt supply chains and further reduce near- and long-term growth;

•	Failure to reach trade agreements, which could lead to a shift away from global economic integration and negatively impact productivity, growth and financial stability;
•
Substantial projected fiscal deficits for countries, which could lead to upward pressure on long-term interest rates, financial market instability or faster- than-anticipated deceleration in growth, along with their associated impact on consumer and business confidence;

•	Diverging monetary policies in response to inflationary pressures, which may drive asset repricing, impact foreign exchange rates and capital flows and heighten financial market volatility;
•
Shifting global policy priorities, including prolonged uncertainty surrounding changes to U.S. trade, foreign relations, defense and immigration policies, which could disrupt global alliances and increase economic, market and other risks;

•	Frontloading of global economic activities in anticipation of tariffs, which could amplify negative shocks if demand for higher inventory levels does not materialize or financial conditions tighten;
•	Ongoing conflicts such as those between Russia and Ukraine and those in the Middle East and Asia, as well as increasing tensions between China and Taiwan;
•	An aging demographic in advanced economies and the associated long-term impact on economic productivity and government fiscal capacity;
•	Increased polarization and social unrest; and
•	Extreme weather-related events.
Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.
U.S. legislation
On July 4, 2025, the U.S. President signed the One Big Beautiful Bill Act (the Act) into law. Certain retaliatory tax measures that had been included in earlier versions of the Act were withdrawn before enactment. There has been no material tax impact for us. However, there is still some uncertainty as to whether future events may cause the U.S. to include similar retaliatory tax measures in new legislation or to use existing measures to penalize
non-U.S.
based companies. We will continue to monitor any updates and future developments.
For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of our 2024 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of this Q3 2025 Report to Shareholders.

2	Given the complexity and fluidity of the economic environment, the IMF used a reference forecast in lieu of the usual baseline to project global growth in April 2025.

Royal Bank of Canada
  Third Quarter 2025

Financial performance

Overview
Q3 2025 vs. Q3 2024
Net income of $5,414 million was up $928 million or 21% from a year ago. Diluted EPS of $3.75 was up $0.66 or 21% and ROE of 17.3% was up from 15.5% a year ago. Our CET1 ratio of 13.2% was up 20 bps from a year ago.
Adjusted net income of $5,534 million was up $807 million or 17% from a year ago. Adjusted diluted EPS of $3.84 was up $0.58 or 18% and adjusted ROE of 17.7% was up from 16.4% a year ago.
Our earnings reflect higher results across all of our business segments. Prior period results included HSBC Canada transaction and integration costs which was treated as a specified item and reported in Corporate Support.
Q3 2025 vs. Q2 2025
Net income of $5,414 million was up $1,024 million or 23% from last quarter. Diluted EPS of $3.75 was up $0.73 or 24% and ROE of 17.3% was up from 14.2% in the prior quarter. Our CET1 ratio of 13.2% was unchanged from last quarter.
Adjusted net income of $5,534 million was up $1,006 million or 22% from last quarter. Adjusted diluted EPS of $3.84 was up $0.72 or 23% and adjusted ROE of 17.7% was up from 14.7% last quarter.
Our earnings reflect higher results across all of our business segments and in Corporate Support. Lower PCL on performing loans contributed to higher results.
Q3 2025 vs. Q3 2024 (Nine months ended)
Net income of $14,935 million was up $2,917 million or 24% from the same period last year. Diluted EPS of $10.31 was up $1.97 or 24% and ROE of 16.1% was up from 14.4% in the prior year.
Adjusted net income of $15,316 million was up $2,325 million or 18% from the same period last year. Adjusted diluted EPS of $10.58 was up $1.55 or 17% and adjusted ROE of 16.5% was up from 15.6% in the prior year.
Our earnings were up from the same period last year, primarily driven by higher results across all of our business segments. Results in the current period also reflect a lower impact from HSBC Canada transaction and integration costs which is treated as a specified item and reported in Corporate Support. Our earnings also reflect an increase due to the impact of foreign exchange translation.
For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.
Adjusted results
Adjusted results exclude specified items and the
after-tax
impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP
measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Impact of foreign currency translation
The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	Q3 2025 vs. Q3 2024	Q3 2025 vs. Q2 2025	Q3 2025 vs. Q3 2024
Increase (decrease):
Total revenue	$77	$(217)	$860
PCL	6	(2)	30
Non-interest expense	54	(121)	491
Income taxes	2	(10)	37
Net income	15	(84)	302
Impact on EPS
Basic	$0.01	$(0.06)	$0.21
Diluted	0.01	(0.06)	0.21
The relevant average exchange rates that impact our business are shown in the following table:

	$		$	$		$	$		$	$		$
(Average foreign currency equivalent of C$1.00) (1)	For the three months ended									For the nine months ended
	July 31 2025			April 30 2025			July 31 2024			July 31 2025		July 31 2024
U.S. dollar		0.728			0.704			0.730			0.710		0.736
British pound		0.541			0.544			0.572			0.547		0.581
Euro		0.632			0.650			0.676			0.650		0.681

(1)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Third Quarter 2025   9

Total revenue

(Millions of Canadian dollars, except percentage amounts)	For the three months ended			For the nine months ended
	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Interest and dividend income	$26,110	$24,970	$27,090	$77,535	$78,453
Interest expense	17,759	16,914	19,763	53,180	58,171
Net interest income	$8,351	$8,056	$7,327	$24,355	$20,282
NIM	1.61%	1.64%	1.58%	1.62%	1.50%
Insurance service result	$279	$224	$214	$789	$604
Insurance investment result	48	78	28	208	228
Trading revenue	685	641	507	2,521	1,944
Investment management and custodial fees	2,642	2,544	2,382	7,853	6,824
Mutual fund revenue	1,273	1,211	1,151	3,720	3,248
Securities brokerage commissions	444	486	413	1,401	1,232
Service charges	598	607	587	1,817	1,698
Underwriting and other advisory fees	850	615	676	2,139	2,016
Foreign exchange revenue, other than trading	311	338	292	967	841
Card service revenue	339	328	324	984	941
Credit fees	395	370	405	1,200	1,234
Net gains on investment securities	18	45	28	118	157
Income (loss) from joint ventures and associates	25	16	(57)	60	(27)
Other	727	113	354	1,264	1,048
Non-interest income	8,634	7,616	7,304	25,041	21,988
Total revenue	$16,985	$15,672	$14,631	$49,396	$42,270
Additional trading information
Net interest income (1)	$659	$614	$475	$1,637	$1,222
Non-interest income	685	641	507	2,521	1,944
Total trading revenue	$1,344	$1,255	$982	$4,158	$3,166

(1)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).
Q3 2025 vs. Q3 2024
Total revenue increased $2,354 million or 16% from a year ago, mainly due to higher net interest income and other revenue. Higher investment management and custodial fees, trading revenue, underwriting and other advisory fees and mutual fund revenue also contributed to the increase.
Net interest income increased $1,024 million or 14%, mainly due to average volume growth in Personal Banking and Commercial Banking and higher spreads in Personal Banking. Higher equity trading revenue in North America and higher lending revenue, both in Capital Markets, also contributed to the increase.
NIM was up 3 bps from a year ago, mainly driven by favourable changes in product mix and the sustained impact of a higher interest rate environment in Personal Banking, partially offset by an increase in lower yielding assets in Global Markets.
Trading revenue increased $178 million or 35%, primarily due to higher fixed income trading revenue across most regions.
Investment management and custodial fees increased $260 million or 11%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $122 million or 11%, primarily due to higher fee-based client assets reflecting market appreciation and net sales in Wealth Management, as well as higher average mutual fund balances driving higher distribution fees in Personal Banking.
Underwriting and other advisory fees increased $174 million or 26%, primarily due to higher debt and equity origination and M&A activity across most regions.
Other revenue increased $373 million, largely attributable to the impact of economic hedges, as well as changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense. The prior year also included unfavourable changes in the fair value of certain instruments in our non-trading portfolios.
Q3 2025 vs. Q2 2025
Total revenue increased $1,313 million or 8% from last quarter, largely due to higher other revenue, net interest income and underwriting and other advisory fees. The impact of foreign exchange translation decreased revenue by $217 million.
Net interest income increased $295 million or 4%, primarily due to three more days in the current quarter, higher spreads in Personal Banking, Commercial Banking and Wealth Management, as well as average volume growth in Personal Banking. These factors were partially offset by the impact of foreign exchange translation.
Underwriting and other advisory fees increased $235 million or 38%, primarily due to higher debt and equity origination across most regions.
Other revenue increased $614 million, largely attributable to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense.

Royal Bank of Canada
  Third Quarter 2025

Q3 2025 vs. Q3 2024 (Nine months ended)
Total revenue increased $7,126 million or 17% from the same period last year, largely due to higher net interest income and investment management and custodial fees. Higher trading revenue, mutual fund revenue and other revenue also contributed to the increase. The impact of foreign exchange translation increased revenue by $860 million.
Net interest income increased $4,073 million or 20%, mainly due to an increase in average loans and acceptances and deposits in Commercial Banking and Personal Banking, which includes the impact of five additional months of HSBC Canada results, and higher spreads in Personal Banking. The impact of foreign exchange translation and higher fixed income trading revenue in North America in Capital Markets also contributed to the increase.
Trading revenue increased $577 million or 30%, largely due to higher equity trading revenue in Europe and the U.S. and higher foreign exchange trading revenue across all regions.
Investment management and custodial fees increased $1,029 million or 15%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $472 million or 15%, primarily due to higher fee-based client assets reflecting market appreciation and net sales in Wealth Management, as well as higher average mutual fund balances driving higher distribution fees in Personal Banking.
Other revenue increased $216 million or 21%, mainly attributable to the impact of management of closing capital volatility related to the HSBC Canada transaction in the same period last year, which is treated as a specified item, and the impact of economic hedges. These factors were partially offset by changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense.

Provision for credit losses (1)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2025	April 30 2025	July 31 2024 (2)	July 31 2025	July 31 2024 (2)
Personal Banking	$17	$246	$32	$326	$268
Commercial Banking	4	253	38	287	194
Wealth Management	(40)	35	(16)	31	(62)
Capital Markets	(9)	35	(11)	(35)	18
Corporate Support and other (3)	–	(1)	(1)	(1)	1
PCL on performing loans	(28)	568	42	608	419
Personal Banking	$431	$410	$363	$1,268	$1,057
Commercial Banking	296	286	178	890	481
Wealth Management	(3)	51	32	93	116
Capital Markets	188	105	50	498	326
Corporate Support and other (3)	1	–	–	1	–
PCL on impaired loans	913	852	623	2,750	1,980
PCL – Loans	885	1,420	665	3,358	2,399
PCL – Other (4)	(4)	4	(6)	(3)	(7)
Total PCL	$881	$1,424	$659	$3,355	$2,392
PCL on loans is comprised of:
Retail	$7	$300	$32	$411	$276
Wholesale	(35)	268	10	197	143
PCL on performing loans	(28)	568	42	608	419
Retail	474	454	407	1,413	1,162
Wholesale	439	398	216	1,337	818
PCL on impaired loans	913	852	623	2,750	1,980
PCL – Loans	$885	$1,420	$665	$3,358	$2,399
PCL on loans as a % of average net loans and acceptances	0.35%	0.58%	0.27%	0.45%	0.35%
PCL on impaired loans as a % of average net loans and acceptances	0.36%	0.35%	0.26%	0.37%	0.29%

(1)	Information on loans represents loans, acceptances and commitments.
(2)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3)	Includes PCL recorded in Corporate Support and Insurance.
(4)
PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.

Q3 2025 vs. Q3 2024
Total PCL increased $222 million or 34% from a year ago, primarily due to higher provisions in Capital Markets, Commercial Banking and Personal Banking, partially offset by releases in Wealth Management in the current quarter, as compared to provisions taken in the same quarter last year. The PCL on loans ratio increased 8 bps.
PCL on performing loans was $(28) million, compared to $42 million a year ago, driven by favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality and portfolio growth in the current quarter.
PCL on impaired loans increased $290 million or 47%, primarily due to higher provisions in Capital Markets, Commercial Banking and Personal Banking.

Royal Bank of Canada
  Third Quarter 2025   11

Q3 2025 vs. Q2 2025
Total PCL decreased $543 million or 38% from last quarter, primarily reflecting lower provisions in Commercial Banking, and Personal Banking, and releases in Wealth Management in the current quarter, as compared to provisions taken last quarter. The PCL on loans ratio decreased 23 bps.
PCL on performing loans was $(28) million, compared to $568 million last quarter, reflecting releases in the current quarter, driven by favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality and portfolio growth, as compared to provisions taken last quarter, reflecting the potential impacts of trade disruptions (including tariffs).
PCL on impaired loans increased $61 million or 7%, primarily due to higher provisions in Capital Markets, partially offset by recoveries in Wealth Management in the current quarter, as compared to provisions taken last quarter.
Q3 2025 vs. Q3 2024 (Nine months ended)
Total PCL increased $963 million or 40% from the same period last year, primarily reflecting higher provisions in Commercial Banking, Personal Banking and Capital Markets. The PCL on loans ratio increased 10 bps.
PCL on performing loans increased $189 million or 45%, primarily driven by unfavourable changes to our scenario weights and macroeconomic forecast, reflecting the potential impacts of trade disruptions (including tariffs). This was partially offset by the impact of the initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year and lower unfavourable changes in credit quality as compared to the same period last year.
PCL on impaired loans increased $770 million or 39%, due to higher provisions in Commercial Banking, Personal Banking and Capital Markets.

Non-interest expense

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Salaries	$2,356	$2,366	$2,310	$7,076	$6,533
Variable compensation	2,515	2,338	2,246	7,422	6,490
Benefits and retention compensation	669	720	615	2,075	1,826
Share-based compensation	329	54	235	761	811
Human resources	5,869	5,478	5,406	17,334	15,660
Equipment	684	704	629	2,069	1,863
Occupancy	410	428	443	1,267	1,291
Communications	357	378	342	1,062	1,021
Professional fees	528	538	547	1,568	1,868
Amortization of other intangibles	436	457	426	1,328	1,151
Other	948	747	806	2,590	2,377
Non-interest expense	$9,232	$8,730	$8,599	$27,218	$25,231
Efficiency ratio (1)	54.4%	55.7%	58.8%	55.1%	59.7%
Efficiency ratio – adjusted (1), (2)	53.5%	54.5%	56.6%	54.1%	56.9%

(1)	See Glossary for composition of these measures.
(2)	This is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Q3 2025 vs. Q3 2024
Non-interest expense increased $633 million or 7% from a year ago, largely due to higher variable compensation commensurate with increased results, higher staff costs and ongoing technology investments. The change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, also contributed to the increase. These factors were partially offset by HSBC Canada transaction and integration costs in the prior year, which was treated as a specified item, as well as the realization of synergies related to the HSBC Canada transaction.
Our efficiency ratio of 54.4% decreased 440 bps. Our adjusted efficiency ratio of 53.5% decreased 310 bps.
Q3 2025 vs. Q2 2025
Non-interest
expense increased $502 million or 6% from last quarter, primarily due to the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, and higher variable compensation commensurate with increased results. These factors were partially offset by the impact of foreign exchange translation.
Our efficiency ratio of 54.4% decreased 130 bps. Our adjusted efficiency ratio of 53.5% decreased 100 bps.
Q3 2025 vs. Q3 2024 (Nine months ended)
Non-interest
expense increased $1,987 million or 8% from the same period last year, largely due to higher staff costs, including severance, higher variable compensation commensurate with increased results, as well as the impact of foreign exchange translation. The impact of five additional months of HSBC Canada non-interest expenses and ongoing technology investments also contributed to the increase. These factors were partially offset by lower HSBC Canada transaction and integration costs, which is treated as a specified item, the realization of synergies related to the HSBC Canada transaction, the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, as well as the cost of the Federal Deposit Insurance Corporation (FDIC) special assessment in the prior year.
Our efficiency ratio of 55.1% decreased 460 bps. Our adjusted efficiency ratio of 54.1% decreased 280 bps.
Adjusted efficiency ratio is a
non-GAAP
ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Royal Bank of Canada
  Third Quarter 2025

Income taxes

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Income taxes	$1,458	$1,128	$887	$3,888	$2,629
Income before income taxes	6,872	5,518	5,373	18,823	14,647
Effective income tax rate	21.2%	20.4%	16.5%	20.7%	17.9%
Adjusted results (1), (2)
Income taxes – adjusted	$1,491	$1,174	$960	$4,009	$2,910
Income before income taxes – adjusted	7,025	5,702	5,687	19,325	15,901
Effective income tax rate – adjusted	21.2%	20.6%	16.9%	20.7%	18.3%

(1)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	See Glossary for composition of these measures.
Q3 2025 vs. Q3 2024
Income tax expense increased $571 million or 64% from a year ago, primarily due to higher income before income taxes. Adjusted income tax expense increased $531 million or 55%.
The effective income tax rate of 21.2% increased 470 bps, primarily due to the impact of changes in earnings mix and Pillar Two legislation, which became effective for us beginning November 1, 2024. The adjusted effective income tax rate of 21.2% increased 430 bps. For further details on Pillar Two legislation, refer to Note 9 of our Condensed Financial Statements.
Q3 2025 vs. Q2 2025
Income tax expense increased $330 million or 29% from last quarter, primarily due to higher income before income taxes, partially offset by the impact of changes in earnings mix. Adjusted income tax expense increased $317 million or 27%.
The effective income tax rate of 21.2% increased 80 bps, primarily due to the net impact of tax adjustments. The adjusted effective income tax rate of 21.2% increased 60 bps.
Q3 2025 vs. Q3 2024 (Nine months ended)
Income tax expense increased $1,259 million or 48% from the same period last year, primarily due to higher income before income taxes. Adjusted income tax expense increased $1,099 million or 38%.
The effective income tax rate of 20.7% increased 280 bps, primarily due to the impact of changes in earnings mix and the Pillar Two legislation noted above. The adjusted effective income tax rate of 20.7% increased 240 bps.
Adjusted income tax expense and adjusted effective income tax rate are non-GAAP
measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Business segment results

How we measure and report our business segments
The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. Effective the first quarter of 2025, we increased our capital attribution rates to our business segments to better align with our internal targets, which reduced the amount of unattributed capital retained in Corporate Support. For Insurance, the allocation of capital remains unchanged and continues to be based on fully diversified economic capital.
For further details on the key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2024 Annual Report.

Key performance and non-GAAP measures
Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.
Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Royal Bank of Canada
  Third Quarter 2025   13

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is based on fully diversified economic capital.
The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.
The following table provides a summary of our ROE calculations:

	For the three months ended
	July 31 2025							April 30 2025	July 31 2024
(Millions of Canadian dollars, except percentage amounts)	Personal Banking (3)	Commercial Banking (3)	Wealth Management (3)	Insurance	Capital Markets (3)	Corporate Support	Total	Total (3)	Total
Net income available to common shareholders	$1,911	$816	$1,071	$245	$1,289	$(42)	$5,290	$4,274	$4,377
Total average common equity (1), (2)	28,050	19,800	25,000	2,000	38,650	7,950	121,450	123,300	112,100
ROE	27.0%	16.3%	17.0%	47.9%	13.2%	n.m.	17.3%	14.2%	15.5%

	For the nine months ended
	July 31 2025							July 31 2024
(Millions of Canadian dollars, except percentage amounts)	Personal Banking (3)	Commercial Banking (3)	Wealth Management (3)	Insurance	Capital Markets (3)	Corporate Support	Total	Total
Net income available to common shareholders	$5,132	$2,152	$2,932	$724	$3,855	$(220)	$14,575	$11,780
Total average common equity (1), (2)	27,900	19,600	25,150	2,050	38,100	8,300	121,100	109,300
ROE	24.6%	14.7%	15.6%	46.7%	13.5%	n.m.	16.1%	14.4%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	Effective the first quarter of 2025, we increased our capital attribution rates. For further details, refer to the How we measure and report our business segments section.
n.m.	not meaningful
Non-GAAP
measures
Non-GAAP
measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.
The following discussion describes the
non-GAAP
measures and ratios we use in evaluating our operating results.
Adjusted results and ratios
We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.
Our results for the three months ended April 30, 2025 and July 31, 2024 and nine months ended July 31, 2025 and July 31, 2024 were adjusted for the following specified item:
•
HSBC Canada transaction and integration costs. Effective the third quarter of 2025, we are no longer treating HSBC Canada transaction and integration costs as a specified item as integration activities are largely complete and any remaining costs are expected to be immaterial.

Our results for the nine months ended July 31, 2024 were also adjusted for the following specified item:
•	Management of closing capital volatility related to the HSBC Canada transaction.
Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share
basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

Royal Bank of Canada
  Third Quarter 2025

Consolidated results, reported and adjusted
The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP
measures or ratios.

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Total revenue	$16,985	$15,672	$14,631	$49,396	$42,270
PCL	881	1,424	659	3,355	2,392
Non-interest expense	9,232	8,730	8,599	27,218	25,231
Income before income taxes	6,872	5,518	5,373	18,823	14,647
Income taxes	1,458	1,128	887	3,888	2,629
Net income	$5,414	$4,390	$4,486	$14,935	$12,018
Net income available to common shareholders	$5,290	$4,274	$4,377	$14,575	$11,780
Average number of common shares (thousands)	1,407,280	1,411,362	1,414,194	1,410,854	1,411,044
Basic earnings per share (in dollars)	$3.76	$3.03	$3.09	$10.33	$8.35
Average number of diluted common shares (thousands)	1,409,680	1,413,517	1,416,149	1,413,235	1,412,644
Diluted earnings per share (in dollars)	$3.75	$3.02	$3.09	$10.31	$8.34
ROE	17.3%	14.2%	15.5%	16.1%	14.4%
Effective income tax rate	21.2%	20.4%	16.5%	20.7%	17.9%
Total adjusting items impacting net income (before-tax)	$153	$184	$314	$502	$1,254
Specified item: HSBC Canada transaction and integration costs (1), (2)	–	31	160	43	783
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	–	–	–	–	131
Amortization of acquisition-related intangibles (3)	153	153	154	459	340
Total income taxes for adjusting items impacting net income	$33	$46	$73	$121	$281
Specified item: HSBC Canada transaction and integration costs (1)	–	7	35	13	158
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	–	–	–	–	36
Amortization of acquisition-related intangibles (3)	33	39	38	108	87
Adjusted results
Income before income taxes – adjusted	$7,025	$5,702	$5,687	$19,325	$15,901
Income taxes – adjusted	1,491	1,174	960	4,009	2,910
Net income – adjusted	5,534	4,528	4,727	15,316	12,991
Net income available to common shareholders – adjusted (4)	5,410	4,412	4,618	14,956	12,753
Average number of common shares (thousands)	1,407,280	1,411,362	1,414,194	1,410,854	1,411,044
Basic earnings per share (in dollars) – adjusted	$3.84	$3.13	$3.26	$10.60	$9.04
Average number of diluted common shares (thousands)	1,409,680	1,413,517	1,416,149	1,413,235	1,412,644
Diluted earnings per share (in dollars) – adjusted	$3.84	$3.12	$3.26	$10.58	$9.03
ROE – adjusted	17.7%	14.7%	16.4%	16.5%	15.6%
Effective income tax rate – adjusted	21.2%	20.6%	16.9%	20.7%	18.3%

Adjusted efficiency ratio
Total revenue	$16,985	$15,672	$14,631	$49,396	$42,270
Add specified item: Management of closing capital volatility related to the HSBC Canada transaction (before-tax) (1)	–	–	–	–	131
Total revenue – adjusted (4)	$16,985	$15,672	$14,631	$49,396	$42,401
Non-interest expense	$9,232	$8,730	$8,599	$27,218	$25,231
Less specified item: HSBC Canada transaction and integration costs (before-tax) (1)	–	31	160	43	783
Less: Amortization of acquisition-related intangibles (before-tax) (3)	153	153	154	459	340
Non-interest expense – adjusted (4)	$9,079	$8,546	$8,285	$26,716	$24,108
Efficiency ratio	54.4%	55.7%	58.8%	55.1%	59.7%
Efficiency ratio – adjusted	53.5%	54.5%	56.6%	54.1%	56.9%

(1)	These amounts have been recognized in Corporate Support.
(2)
As at April 30, 2025, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.4 billion. Effective the third quarter of 2025, we are no longer treating HSBC Canada transaction and integration costs as a specified item as integration activities are largely complete and any remaining costs are expected to be immaterial.

(3)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(4)	See Glossary for composition of these measures.

Royal Bank of Canada
  Third Quarter 2025   15

Personal Banking (1)

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2025	April 30 2025	July 31 2024 (2)	July 31 2025	July 31 2024 (2)
Net interest income	$3,698	$3,519	$3,253	$10,722	$9,092
Non-interest income	1,362	1,286	1,237	3,954	3,592
Total revenue	5,060	4,805	4,490	14,676	12,684
PCL on performing assets	17	246	30	326	268
PCL on impaired assets	427	408	361	1,260	1,051
PCL	444	654	391	1,586	1,319
Non-interest expense	1,958	1,952	1,941	5,925	5,452
Income before income taxes	2,658	2,199	2,158	7,165	5,913
Net income	$1,938	$1,602	$1,586	$5,218	$4,342
Revenue by business
Personal Banking – Canada	$4,751	$4,483	$4,210	$13,733	$11,840
Caribbean & U.S. Banking	309	322	280	943	844
Selected balance sheet and other information
ROE	27.0%	23.1%	23.7%	24.6%	25.1%
NIM	2.68%	2.66%	2.45%	2.64%	2.41%
Efficiency ratio	38.7%	40.6%	43.2%	40.4%	43.0%
Operating leverage (3)	11.8%	6.2%	2.5%	7.0%	2.4%
Average total earning assets, net	$547,400	$541,800	$528,900	$543,100	$504,900
Average loans and acceptances, net	537,100	531,500	519,400	532,900	495,400
Average deposits	437,300	440,400	426,200	438,300	395,600
AUA (4)	272,700	257,500	250,000	272,700	250,000
Average AUA	266,500	260,700	244,900	263,000	229,900
PCL on impaired loans as a % of average net loans and acceptances	0.32%	0.32%	0.28%	0.32%	0.29%
Other selected information – Personal Banking – Canada
Net income	$1,843	$1,503	$1,495	$4,929	$4,065
NIM	2.61%	2.59%	2.37%	2.57%	2.32%
Efficiency ratio	37.2%	39.3%	41.8%	39.0%	41.5%
Operating leverage	12.5%	5.6%	2.4%	7.0%	2.2%

(1)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(2)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3)	See Glossary for composition of this measure.
(4)
AUA represents
period-end
spot balances and includes securitized residential mortgages and credit card loans as at July 31, 2025 of $15 billion and $6 billion, respectively (April 30, 2025 – $15 billion and $6 billion; July 31, 2024 – $15 billion and $6 billion).

Financial performance
Q3 2025 vs. Q3 2024
Net income increased $352 million or 22% from a year ago, largely driven by higher net interest income reflecting higher spreads and average volume growth of 3% in Personal Banking – Canada. Higher non-interest
income also contributed to the increase.
Total revenue increased $570 million or 13%.
Personal Banking – Canada revenue increased $541 million or 13%, primarily due to higher net interest income reflecting higher spreads and average volume growth of 3% in loans and 2% in deposits. Higher average mutual fund balances driving higher distribution fees also contributed to the increase.
Caribbean & U.S. Banking revenue increased $29 million or 10%, mainly due to higher net interest income reflecting average volume growth in loans and deposits. Higher foreign exchange and card service revenue also contributed to the increase.
NIM was up 23 bps, mainly due to favourable changes in product mix and the sustained impact of a higher interest rate environment.
PCL increased $53 million or 14%, primarily reflecting higher provisions on impaired loans in our Canadian credit cards and personal portfolios, resulting in an increase of 4 bps in the PCL on impaired loans ratio.
Non-interest
expense remained relatively flat, which included the realization of synergies related to the HSBC Canada transaction.
Q3 2025 vs. Q2 2025
Net income increased $336 million or 21% from last quarter, mainly due to lower PCL as last quarter reflected higher provisions on performing loans due to the potential impacts of trade disruptions (including tariffs). Higher net interest income reflecting the impact of three more days in the current quarter, average volume growth and higher spreads in Personal Banking – Canada also contributed to the increase.
NIM was up 2 bps, mainly due to favourable changes in product mix and the sustained impact of a higher interest rate environment, partially offset by competitive pricing pressures.
Q3 2025 vs. Q3 2024 (Nine months ended)
Net income increased $876 million or 20% from the same period last year, primarily driven by higher net interest income reflecting higher spreads and an increase in average loans and deposits of 9% in Personal Banking – Canada, partially offset by higher non-interest expenses. Net income for the current period includes the impact of five additional months of HSBC Canada results.
Total revenue increased $1,992 million or 16%, primarily due to higher net interest income reflecting higher spreads and an increase of 11% in average deposits and 8% in average loans, which includes the impact of five additional months of HSBC Canada results. Higher average mutual fund balances driving higher distribution fees also contributed to the increase.

Royal Bank of Canada
  Third Quarter 2025

PCL increased $267 million or 20%, largely due to higher provisions on impaired loans in our Canadian credit cards and personal portfolios, resulting in an increase of 3 bps in the PCL on impaired loans ratio.
Non-interest
expense increased $473 million or 9%, primarily due to higher staff-related costs, including severance, and the impact of five additional months of HSBC Canada non-interest
expenses, net of realized synergies.

Commercial Banking (1)

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2025	April 30 2025	July 31 2024 (2)	July 31 2025	July 31 2024 (2)
Net interest income	$1,828	$1,734	$1,687	$5,358	$4,298
Non-interest income	324	328	349	983	1,007
Total revenue	2,152	2,062	2,036	6,341	5,305
PCL on performing assets	3	253	38	287	195
PCL on impaired assets	296	286	178	890	481
PCL	299	539	216	1,177	676
Non-interest expense	697	698	691	2,105	1,799
Income before income taxes	1,156	825	1,129	3,059	2,830
Net income	$836	$597	$817	$2,210	$2,044
Selected balance sheet and other information
ROE	16.3%	12.1%	18.2%	14.7%	19.3%
NIM	3.86%	3.82%	4.06%	3.86%	4.13%
Efficiency ratio	32.4%	33.9%	33.9%	33.2%	33.9%
Operating leverage	4.8%	1.2%	5.1%	2.5%	5.0%
Average total earning assets, net	$187,900	$186,000	$165,300	$185,700	$139,000
Average loans and acceptances, net	187,800	186,000	177,500	185,700	155,200
Average deposits	308,000	310,700	299,600	307,800	275,100
PCL on impaired loans as a % of average net loans and acceptances	0.62%	0.63%	0.40%	0.64%	0.41%

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods. For further details, refer to the Key corporate events section of our 2024 Annual Report.
(2)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
Financial performance
Q3 2025 vs. Q3 2024
Net income increased $19 million or 2% from a year ago as growth in total revenue was partially offset by higher PCL.
Total revenue increased $116 million or 6%, primarily due to higher net interest income reflecting average volume growth of 6% in loans and acceptances and 3% in deposits. The increase in net interest income also includes the impact of the cessation of Bankers’ Acceptance-based lending, which was largely offset in credit fees within non-interest income.
PCL increased $83 million or 38%, primarily reflecting higher provisions on impaired loans in a few sectors, including the consumer discretionary and transportation sectors, resulting in an increase of 22 bps in the PCL on impaired loans ratio. This was partially offset by lower provisions on performing loans, primarily driven by favourable changes to our macroeconomic forecast.
Non-interest
expense remained relatively flat, which included the realization of synergies related to the HSBC Canada transaction.
Q3 2025 vs. Q2 2025
Net income increased $239 million or 40% from last quarter, largely attributable to lower PCL as last quarter reflected higher provisions on performing loans due to the potential impacts of trade disruptions (including tariffs). Higher net interest income, primarily reflecting the impact of three more days in the current quarter, as well as higher spreads also contributed to the increase.
Q3 2025 vs. Q3 2024 (Nine months ended)
Net income increased $166 million or 8% from the same period last year, as growth in total revenue, was partially offset by higher PCL and non-interest expenses. Net income for the current period includes the impact of five additional months of HSBC Canada results.
Total revenue increased $1,036 million or 20%, primarily due to higher net interest income, reflecting an increase of 20% in average loans and acceptances and 12% in average deposits, which includes the impact of five additional months of HSBC Canada results. The increase in net interest income also includes the impact of the cessation of Bankers’ Acceptance-based lending, which was largely offset in credit fees within non-interest income.
PCL increased $501 million or 74%, primarily due to higher provisions on impaired loans across most sectors, including the consumer discretionary and real estate and related sectors, resulting in an increase of 23 bps in the PCL on impaired loans ratio. Higher PCL on performing loans also contributed to the increase, primarily driven by unfavourable changes to our credit quality, scenario weights and macroeconomic forecast, partially offset by the impact of the initial PCL on performing loans purchased in the HSBC Canada transaction in the prior period.
Non-interest
expense increased $306 million or 17%, primarily due to higher staff-related costs and the impact of five additional months of HSBC Canada non-interest
expenses, net of realized synergies.

Royal Bank of Canada
  Third Quarter 2025   17

Wealth Management (1)

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	July 31 2025	April 30 2025	July 31 2024 (2)	July 31 2025	July 31 2024 (2)
Net interest income	$1,321	$1,301	$1,245	$4,016	$3,697
Non-interest income	4,192	4,096	3,719	12,462	10,743
Total revenue	5,513	5,397	4,964	16,478	14,440
PCL on performing assets	(40)	35	(16)	31	(62)
PCL on impaired assets	(3)	51	32	93	116
PCL	(43)	86	16	124	54
Non-interest expense	4,154	4,098	3,762	12,456	11,331
Income before income taxes	1,402	1,213	1,186	3,898	3,055
Net income	$1,096	$929	$949	$3,005	$2,453
Revenue by business
Canadian Wealth Management	$1,734	$1,685	$1,503	$5,112	$4,223
U.S. Wealth Management (including City National Bank (City National))	2,368	2,450	2,206	7,284	6,575
U.S. Wealth Management (including City National) (US$ millions)	1,724	1,725	1,610	5,171	4,841
Global Asset Management	853	740	750	2,460	2,180
International Wealth Management	356	329	328	1,029	945
Investor Services	202	193	177	593	517
Selected balance sheet and other information
ROE	17.0%	14.6%	15.5%	15.6%	13.9%
NIM	3.27%	3.28%	3.24%	3.30%	3.25%
Pre-tax margin (3)	25.4%	22.5%	23.9%	23.7%	21.2%
Number of advisors (4)	6,218	6,191	6,092	6,218	6,092
Average total earning assets, net	$160,400	$162,800	$153,100	$162,900	$152,100
Average loans and acceptances, net	121,600	123,400	115,900	122,300	114,400
Average deposits	167,000	170,200	164,500	173,700	162,000
AUA (5)	4,916,400	4,737,300	4,442,600	4,916,400	4,442,600
AUM (5)	1,460,500	1,354,800	1,290,600	1,460,500	1,290,600
Average AUA	4,848,100	4,862,100	4,396,700	4,829,000	4,304,300
Average AUM	1,430,300	1,391,700	1,263,500	1,394,600	1,195,200
PCL on impaired loans as a % of average net loans and acceptances	(0.01)%	0.16%	0.11%	0.10%	0.14%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the nine months ended
	Q3 2025 vs. Q3 2024	Q3 2025 vs. Q2 2025	Q3 2025 vs. Q3 2024
Increase (decrease):
Total revenue	$35	$(88)	$375
PCL	–	1	9
Non-interest expense	28	(70)	300
Net income	6	(15)	52
Percentage change in average U.S. dollar equivalent of C$1.00	–%	3%	(4)%
Percentage change in average British pound equivalent of C$1.00	(5)%	(1)%	(6)%
Percentage change in average Euro equivalent of C$1.00	(7)%	(3)%	(5)%

(1)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(2)	Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(4)	Represents client-facing advisors across all of our Wealth Management businesses.
(5)	Represents period-end spot balances.
Financial performance
Q3 2025 vs. Q3 2024
Net income increased $147 million or 15% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation.
Total revenue increased $549 million or 11%.
Canadian Wealth Management revenue increased $231 million or 15%, mainly due to higher fee-based client assets reflecting market appreciation and net sales. Higher net interest income reflecting average volume growth in deposits and higher spreads also contributed to the increase.
U.S. Wealth Management (including City National) revenue increased $162 million or 7%. In U.S. dollars, revenue increased $114 million or 7%, mainly due to higher fee-based client assets reflecting net sales and market appreciation. The prior year also included an impairment loss on our interest in an associated company and a loss on the sale of a non-core investment.

Royal Bank of Canada
  Third Quarter 2025

Global Asset Management revenue increased $103 million or 14%, largely due to higher fee-based client assets reflecting market appreciation and net sales.
International Wealth Management revenue increased $28 million or 9%, primarily due to the impact of foreign exchange translation.
Investor Services revenue increased $25 million or 14%, largely due to higher transactional revenue driven by client activity and higher net interest income reflecting higher spreads and average volume growth in deposits.
PCL was $(43) million compared to $16 million last year, largely due to releases of provisions in the current quarter on performing loans in U.S. Wealth Management (including City National), driven by favourable changes in credit quality and our macroeconomic forecast.
Non-interest
expense increased $392 million or 10%, largely due to higher variable compensation commensurate with increased results, higher staff costs and ongoing technology investments.
Q3 2025 vs. Q2 2025
Net income increased $167 million or 18% from last quarter, mainly due to higher fee-based revenue driven by higher fee-based client assets reflecting market appreciation and net sales, as well as three more days in the quarter. The current quarter also reflected releases of provisions driven by performing loans in U.S. Wealth Management (including City National), as compared to provisions taken last quarter. Higher net interest income reflecting higher spreads and three more days in the quarter also contributed to the increase. These factors were partially offset by higher variable compensation.
Q3 2025 vs. Q3 2024 (Nine months ended)
Net income increased $552 million or 23% from the same period last year, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation.
Total revenue increased $2,038 million or 14%, mainly due to higher fee-based client assets reflecting market appreciation and net sales. The impact of foreign exchange translation and higher transactional revenue driven by client activity also contributed to the increase.
PCL increased $70 million, primarily due to provisions taken on performing loans in the current period in U.S. Wealth Management (including City National), mainly driven by unfavourable changes to our scenario weights, partially offset by favourable changes to our macroeconomic forecast, as compared to releases in the same period last year. This was partially offset by lower provisions on impaired loans.
Non-interest
expense increased $1,125 million or 10%, primarily due to higher variable compensation commensurate with increased results, the impact of foreign exchange translation and higher staff costs. These factors were partially offset by the cost of the FDIC special assessment in the same period last year.

Royal Bank of Canada
  Third Quarter 2025   19

Insurance

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Non-interest income
Insurance service result	$279	$224	$214	$789	$604
Insurance investment result	48	78	28	208	228
Other income	41	36	43	115	114
Total revenue	368	338	285	1,112	946
PCL	–	–	1	–	2
Non-interest expense	74	80	70	241	210
Income before income taxes	294	258	214	871	734
Net income	$247	$211	$170	$730	$567
Selected balances and other information
ROE	47.9%	42.0%	33.6%	46.7%	36.5%
Premiums and deposits (1)	$1,456	$1,276	$1,546	$5,049	$4,502
Contractual service margin (CSM) (2)	1,928	1,950	2,155	1,928	2,155

(1)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(2)
Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.

Financial performance
Q3 2025 vs. Q3 2024
Net income increased $77 million or 45% from a year ago, primarily due to higher insurance service result driven by improved life insurance claims experience. Higher insurance investment result, largely due to lower capital funding costs, also contributed to the increase.
Total revenue increased $83 million or 29%, primarily due to higher insurance service result and higher insurance investment result, as noted above.
Non-interest
expense increased $4 million or 6%.
Q3 2025 vs. Q2 2025
Net income increased $36 million or 17% from last quarter, largely due to higher insurance service result driven by improved life insurance claims experience. This was partially offset by less favourable investment-related experience.
Q3 2025 vs. Q3 2024 (Nine months ended)
Net income increased $163 million or 29% from the same period last year, primarily due to higher insurance service result driven by improved claims experience across the majority of our products and the impact of reinsurance contract recaptures.
Total revenue increased $166 million or 18%, primarily due to higher insurance service result, as noted above.
Non-interest
expense increased $31 million or 15%, primarily due to higher staff-related costs reflecting the impact of severance.

Royal Bank of Canada
  Third Quarter 2025

Capital Markets (1)

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Net interest income (2)	$1,287	$1,275	$817	$3,480	$2,242
Non-interest income (2)	2,471	2,026	2,187	7,335	6,867
Total revenue (2)	3,758	3,301	3,004	10,815	9,109
PCL on performing assets	(7)	40	(12)	(30)	16
PCL on impaired assets	187	106	50	498	326
PCL	180	146	38	468	342
Non-interest expense	2,059	1,885	1,755	5,985	5,119
Income before income taxes	1,519	1,270	1,211	4,362	3,648
Net income	$1,328	$1,202	$1,172	$3,962	$3,588
Revenue by business
Corporate & Investment Banking (3)	$1,761	$1,589	$1,588	$5,065	$4,676
Global Markets	1,941	1,769	1,414	5,789	4,530
Other (3)	56	(57)	2	(39)	(97)
Selected balance sheet and other information
ROE	13.2%	12.5%	14.1%	13.5%	15.0%
Average total assets	$1,328,800	$1,295,000	$1,089,600	$1,317,100	$1,146,200
Average trading securities	196,100	199,800	176,400	202,500	186,600
Average loans and acceptances, net	163,700	160,900	152,200	161,400	148,000
Average deposits	403,400	374,100	298,000	379,300	294,900
PCL on impaired loans as a % of average net loans and acceptances	0.46%	0.27%	0.13%	0.41%	0.29%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the nine months ended
	Q3 2025 vs. Q3 2024	Q3 2025 vs. Q2 2025	Q3 2025 vs. Q3 2024
Increase (decrease):
Total revenue	$41	$(96)	$414
PCL	6	(2)	20
Non-interest expense	24	(38)	176
Net income	10	(47)	191
Percentage change in average U.S. dollar equivalent of C$1.00	–%	3%	(4)%
Percentage change in average British pound equivalent of C$1.00	(5)%	(1)%	(6)%
Percentage change in average Euro equivalent of C$1.00	(7)%	(3)%	(5)%

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods. For further details, refer to the Key corporate events section of our 2024 Annual Report.
(2)	The taxable equivalent basis (teb) adjustment for the three months ended July 31, 2025 was $69 million (April 30, 2025 – $9 million; July 31, 2024 – $231 million) and for the nine months ended July 31, 2025 was $104 million (July 31, 2024 – $281 million). For further discussion, refer to the How we measure and report our business segments section of our 2024 Annual Report.
(3)	Comparative amounts have been revised from those previously presented.
Financial performance
Q3 2025 vs. Q3 2024
Net income increased $156 million or 13% from a year ago, primarily due to higher revenue in Global Markets and Corporate & Investment Banking. These factors were partially offset by higher PCL, higher compensation on increased results, as well as a higher effective income tax rate reflecting the impact of Pillar Two legislation and changes in earnings mix.
Total revenue increased $754 million or 25%.
Corporate & Investment Banking revenue increased $173 million or 11%, primarily due to higher debt and equity origination across most regions, higher lending revenue in the U.S. and Europe, as well as higher M&A activity across most regions. These factors were partially offset by lower municipal banking activity compared to a strong prior year.
Global Markets revenue increased $527 million or 37%, largely due to higher fixed income trading revenue primarily in the U.S., higher equity trading revenue across most regions and higher foreign exchange trading revenue across all regions.
Other revenue improved $54 million, largely reflecting lower residual funding and capital costs.
PCL increased $142 million, primarily due to higher provisions on impaired loans on one account in the other services sector and one new impaired account in the financing products sector, resulting in an increase of 33 bps in the PCL on impaired loans ratio.
Non-interest
expense increased $304 million or 17%, largely driven by higher compensation on increased results and ongoing technology investments.
Q3 2025 vs. Q2 2025
Net income increased $126 million or 10% from last quarter, mainly due to higher fixed income trading revenue primarily in the U.S. and higher debt and equity origination across most regions. These factors were partially offset by lower equity trading revenue across most regions and higher compensation on increased results.

Royal Bank of Canada
  Third Quarter 2025   21

Q3 2025 vs. Q3 2024 (Nine months ended)
Net income increased $374 million or 10% from the same period last year, primarily driven by higher revenue in Global Markets and Corporate & Investment Banking, as well as the impact of foreign exchange translation. These factors were partially offset by higher compensation on increased results, a higher effective income tax rate reflecting the impact of Pillar Two legislation, ongoing technology investments and higher PCL.
Total revenue increased $1,706 million or 19%, largely due to the impact of foreign exchange translation, higher equity trading revenue across most regions, higher foreign exchange and fixed income trading revenue across all regions and higher lending revenue primarily in Europe.
PCL increased $126 million or 37%, primarily due to higher provisions on impaired loans in a few sectors, including the other services and financing products sectors, partially offset by lower provisions in the real estate and related sector, resulting in an increase of 12 bps in the PCL on impaired loans ratio. Releases of provisions on performing loans in the current period, as compared to provisions taken on performing loans in the same period last year, are mainly due to one account in the other services sector that migrated from performing to impaired in the current period, partially offset by unfavourable changes in credit quality.
Non-interest
expense increased $866 million or 17%, largely driven by higher compensation on increased results, the impact of foreign exchange translation and ongoing technology investments.

Corporate Support

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Net interest income (loss) (1)	$217	$227	$325	$779	$953
Non-interest income (loss) (1), (2)	(83)	(458)	(473)	(805)	(1,167)
Total revenue (1), (2)	134	(231)	(148)	(26)	(214)
PCL	1	(1)	(3)	–	(1)
Non-interest expense (2)	290	17	380	506	1,320
Income (loss) before income taxes (1)	(157)	(247)	(525)	(532)	(1,533)
Income taxes (recoveries) (1)	(126)	(96)	(317)	(342)	(557)
Net income (loss)	$(31)	$(151)	$(208)	$(190)	$(976)

(1)	Teb adjusted.
(2)
Revenue for the three months ended July 31, 2025 included gains of $260 million (April 30, 2025 and July 31, 2024 – losses of $140 million and gains of $166 million, respectively) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest
expense included $234 million (April 30, 2025 and July 31, 2024 – $(112) million and $157 million, respectively) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans. Revenue for the nine months ended July 31, 2025 included gains of $232 million (July 31, 2024 – gains of $452 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest
expense included $230 million (July 31, 2024 – $423 million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.
Total revenue and Income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment related to gross-up
of income from the U.S. tax credit investment business and income from Canadian taxable corporate dividends received on or before December 31, 2023 that are recorded in Capital Markets. For further details on the elimination of the availability of the dividend received deduction for Canadian taxable corporate dividends after December 31, 2023, refer to the Legal and regulatory environment risk section in our 2024 Annual Report.
The teb amount for the three months ended July 31, 2025 was $69 million, compared to $9 million in the prior quarter and $231 million in the same quarter last year.
The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.
Q3 2025
Net loss was $31 million, primarily due to residual unallocated costs, including severance, partially offset by asset/liability management activities.
Q2 2025
Net loss was $151 million, primarily due to residual unallocated items, including severance.
Q3 2024
Net loss was $208 million, primarily due to the
after-tax
impact of the HSBC Canada transaction and integration costs of $125 million, which is treated as a specified item. Unallocated costs also contributed to the net loss.
Q3 2025 (Nine months ended)
Net loss was $190 million, primarily due to residual unallocated costs, including severance, partially offset by asset/liability management activities.
Q3 2024 (Nine months ended)
Net loss was $976 million, primarily due to the
after-tax
impact of the HSBC Canada transaction and integration costs of $625 million, which is treated as a specified item. Unallocated costs also contributed to the net loss.
For further details on specified items, refer to the Key performance and non-GAAP
measures section.

Royal Bank of Canada
  Third Quarter 2025

Quarterly results and trend analysis
Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):
Quarterly results
(1)

	2025			2024				2023
(Millions of Canadian dollars, except per share and percentage amounts)	Q3 (2)	Q2 (2)	Q1 (2)	Q4 (2)	Q3 (2)	Q2 (2)	Q1	Q4
Personal Banking	$5,060	$4,805	$4,811	$4,658	$4,490	$4,163	$4,031	$4,009
Commercial Banking	2,152	2,062	2,127	2,077	2,036	1,656	1,613	1,565
Wealth Management	5,513	5,397	5,568	5,186	4,964	4,789	4,687	4,332
Insurance	368	338	406	278	285	298	363	248
Capital Markets (3)	3,758	3,301	3,756	2,903	3,004	3,154	2,951	2,564
Corporate Support (3)	134	(231)	71	(28)	(148)	94	(160)	(33)
Total revenue	16,985	15,672	16,739	15,074	14,631	14,154	13,485	12,685
PCL	881	1,424	1,050	840	659	920	813	720
Non-interest expense	9,232	8,730	9,256	9,019	8,599	8,308	8,324	8,059
Income before income taxes	6,872	5,518	6,433	5,215	5,373	4,926	4,348	3,906
Income taxes	1,458	1,128	1,302	993	887	976	766	(33)
Net income	$5,414	$4,390	$5,131	$4,222	$4,486	$3,950	$3,582	$3,939
EPS – basic	$3.76	$3.03	$3.54	$2.92	$3.09	$2.75	$2.50	$2.77
– diluted	3.75	3.02	3.54	2.91	3.09	2.74	2.50	2.76
Effective income tax rate	21.2%	20.4%	20.2%	19.0%	16.5%	19.8%	17.6%	(0.8)%
Period average US$ equivalent of C$1.00	$0.728	$0.704	$0.699	$0.733	$0.730	$0.734	$0.745	$0.732

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)
On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(3)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2024 Annual Report.
Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months, which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.
Trend analysis
Earnings over the period have been impacted by the factors noted below.
Personal Banking revenue has benefitted from volume growth in loans and deposits over the period. NIM has been favourably impacted by the higher interest rate environment, and more recently by favourable changes in product mix. HSBC Canada revenue has been included since the transaction closed on March 28, 2024.
Commercial Banking revenue has benefitted from volume growth in loans and deposits over the period. HSBC Canada revenue has been included since the transaction closed on March 28, 2024.
Wealth Management revenue has generally benefitted from growth in fee-based
client assets, which is influenced by market conditions. The fourth quarter of 2023 reflected impairment losses on our interest in an associated company.
Insurance revenue reflects fluctuations in market conditions and insurance experience. New business gains are deferred through CSM and new business losses are reflected through insurance service result. In the first quarter of 2025, insurance revenue also reflected the impact of reinsurance contract recaptures.
Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. Following muted activity in 2023, investment banking fee pools saw increasing activity through most of 2024. However, fee pool growth started to slow in the first half 2025 amidst macroeconomic uncertainty and market volatility, before showing signs of recovery in the third quarter. Sales & trading activity carried strong momentum in 2024, and macroeconomic uncertainty has continued to keep client volumes robust across the sales & trading business through 2025.
PCL is comprised of provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, which drive our forecasts and influence our scenario weights, and exposures. Provisions on performing assets over the period have generally been reflective of unfavourable changes in credit quality. Throughout the period, we have generally seen improvements to our macroeconomic forecast, with the exception of the second quarter of 2025, where we saw unfavourable changes, driven by the potential impacts of trade disruptions (including tariffs). The second quarter of 2024 included initial PCL on performing loans purchased in the HSBC Canada transaction. PCL on impaired assets has generally trended upwards over the period.
Non-interest
expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and

Royal Bank of Canada
  Third Quarter 2025   23

technology. Beginning in fiscal 2023, expenses have also included HSBC Canada transaction and integration costs. HSBC Canada non-interest
expenses have been included since the transaction closed on March 28, 2024.
Our effective income tax rate has been impacted by varying levels of tax adjustments and changes in earnings mix. The fourth quarter of 2023 reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities. Beginning in the first quarter of 2025, our effective income tax rate reflects the impact of Pillar Two legislation, which became effective for us beginning November 1, 2024.

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	July 31 2025	October 31 2024
Assets
Cash and due from banks	$34,927	$56,723
Interest-bearing deposits with banks	72,824	66,020
Securities, net of applicable allowance (1)	538,012	439,918
Assets purchased under reverse repurchase agreements and securities borrowed	265,832	350,803
Loans
Retail	644,791	626,978
Wholesale	387,941	360,439
Allowance for loan losses	(7,272)	(6,037)
Other – Derivatives	155,023	150,612
– Other	135,815	126,126
Total assets	$2,227,893	$2,171,582
Liabilities
Deposits	$1,481,477	$1,409,531
Other – Derivatives	158,862	163,763
– Other	438,090	457,550
Subordinated debentures	13,832	13,546
Total liabilities	2,092,261	2,044,390
Equity attributable to shareholders	135,563	127,089
Non-controlling interests	69	103
Total equity	135,632	127,192
Total liabilities and equity	$2,227,893	$2,171,582

(1)	Securities are comprised of trading and investment securities.
Q3 2025 vs. Q4 2024
Total assets increased $56 billion or 3% from October 31, 2024, net of foreign exchange translation of $59 billion.
Cash and due from banks decreased $22 billion or 38%, primarily due to lower deposits with central banks reflecting short-term cash management activities.
Interest-bearing deposits with banks increased $7 billion or 10%, primarily due to higher deposits with central banks reflecting short-term cash management activities.
Securities, net of applicable allowance, increased $98 billion or 22%, primarily due to higher government debt securities reflecting liquidity management activities and favourable market opportunities.
Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $85 billion or 24%, primarily due to decreased client financing activity.
Loans (net of Allowance for loan losses) increased $44 billion or 4%, primarily due to volume growth in wholesale loans and residential mortgages.
Derivative assets increased $4 billion or 3% net of foreign exchange translation, primarily attributable to higher fair values on equity contracts, partially offset by lower fair values on foreign exchange and interest rate contracts.
Other assets increased $10 billion or 8%, largely due to higher commodity trading receivables, cash collateral and margin deposits reflecting market conditions and client activity.
Total liabilities increased $48 billion or 2%, net of foreign exchange translation of $59 billion.
Deposits increased $72 billion or 5%, mainly due to higher demand deposits driven by client activity and higher business and government term deposits driven by liquidity management activities.
Derivative liabilities decreased $5 billion or 3% net of foreign exchange translation, primarily attributable to lower fair values on foreign exchange and interest rate contracts, partially offset by higher fair values on equity contracts.
Other liabilities decreased $19 billion or 4%, mainly due to lower obligations related to repurchase agreements (repos) reflecting decreased client financing activity, partially offset by higher securities sold short and commodity liabilities.
Total equity increased $8 billion or 7%, mainly reflecting earnings, net of dividends.

Royal Bank of Canada
  Third Quarter 2025

Off-balance sheet arrangements
In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets.
Off-balance
sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risks, which are discussed in the Risk management section of this Q3 2025 Report to Shareholders.
The following provides an update to our significant
off-balance
sheet transactions, which are described on pages 64 to 66 of our 2024 Annual Report.
Involvement with unconsolidated structured entities
Structured finance
We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. Subordinated financing is provided by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorbs losses prior to ourselves as the senior lender. These facilities tend to be longer in term than the collateralized loan obligation warehouse facilities and benefit from credit enhancement designed to cover a multiple of historical losses. As at July 31, 2025, our maximum exposure to loss associated with the outstanding senior financing facilities was $12 billion (October 31, 2024 – $8 billion). The increase in our maximum exposure to loss from last year was driven by an increase in client financing activities.
Third-party securitization vehicles
We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at July 31, 2025, our maximum exposure to loss in these entities was $25 billion (October 31, 2024 – $21 billion). The increase in our maximum exposure to loss compared to last year reflects an increase in client activity with third-party securitization vehicles.

Risk management

Credit risk
Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance
sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading
activities.
Our Enterprise Credit Risk Management Framework (ECRMF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our ECRMF as described in our 2024 Annual Report.

Royal Bank of Canada
  Third Quarter 2025   25

Residential mortgages and home equity lines of credit (insured vs. uninsured)
(1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at July 31, 2025
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,981	42%	$12,546	58%	$21,527	$1,723
Quebec	11,516	25	35,338	75	46,854	3,439
Ontario	31,162	14	196,503	86	227,665	18,438
Alberta	18,103	41	26,036	59	44,139	4,562
Saskatchewan and Manitoba	8,314	40	12,702	60	21,016	1,712
B.C. and territories	12,125	14	77,501	86	89,626	8,402
Total Canada (5)	90,201	20	360,626	80	450,827	38,276
U.S.	–	–	34,533	100	34,533	2,170
Other International	–	–	3,338	100	3,338	1,394
Total International	–	–	37,871	100	37,871	3,564
Total	$90,201	18%	$398,497	82%	$488,698	$41,840

	As at April 30, 2025
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,741	42%	$12,150	58%	$20,891	$1,692
Quebec	11,416	25	34,419	75	45,835	3,398
Ontario	31,169	14	193,584	86	224,753	18,292
Alberta	18,302	42	25,312	58	43,614	4,473
Saskatchewan and Manitoba	8,302	40	12,423	60	20,725	1,707
B.C. and territories	12,190	14	76,890	86	89,080	8,271
Total Canada (5)	90,120	20	354,778	80	444,898	37,833
U.S.	–	–	33,658	100	33,658	2,203
Other International	–	–	3,278	100	3,278	1,451
Total International	–	–	36,936	100	36,936	3,654
Total	$90,120	19%	$391,714	81%	$481,834	$41,487

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)
Includes $41,823 million and $17 million of uninsured and insured home equity lines of credit, respectively (April 30, 2025 – $41,470 million and $17 million, respectively), reported within the personal loan category. The amounts in U.S. and Other International include term loans collateralized by residential properties.

(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.

(5)
Total consolidated residential mortgages in Canada of $451 billion (April 30, 2025 – $445 billion) includes $12 billion (April 30, 2025 – $12 billion) of mortgages with commercial clients in Commercial Banking, of which $9 billion (April 30, 2025 – $9 billion) are insured, and $18 billion (April 30, 2025 – $17 billion) of residential mortgages in Capital Markets, of which $18 billion (April 30, 2025 – $17 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (April 30, 2025 – all insured).

Residential mortgages portfolio by amortization period
(1)
The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	July 31 2025			April 30 2025
	Canada (2)	U.S. and other International	Total	Canada (2)	U.S. and other International	Total
Amortization period
≤ 25 years	75%	36%	72%	76%	34%	73%
> 25 years ≤ 30 years	25	64	28	24	66	27
Total	100%	100%	100%	100%	100%	100%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)
Our policy is to originate mortgages with amortization periods of 30 years or less. We do not originate mortgage products with a structure that would result in negative amortization, as payments on variable rate mortgages automatically increase to ensure accrued interest is covered.

Royal Bank of Canada
  Third Quarter 2025

Average
loan-to-value
(LTV) ratios
(1)
The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan
®
products by geographic region, as well as the respective LTV ratios for our total Canadian Banking residential mortgage portfolio outstanding.

	For the three months ended				For the nine months ended
	July 31 2025		April 30 2025		July 31 2025
	Uninsured		Uninsured		Uninsured
	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)
Average of newly originated and acquired for the period, by region (4)
Atlantic provinces	71%	70%	70%	70%	70%	70%
Quebec	71	71	70	70	70	70
Ontario	71	66	70	65	70	65
Alberta	72	70	72	71	72	70
Saskatchewan and Manitoba	73	73	72	73	72	73
B.C. and territories	67	64	67	62	67	63
U.S.	73	n.m.	71	n.m.	72	n.m.
Other International	72	n.m.	69	n.m.	71	n.m.
Average of newly originated and acquired for the period (5), (6)	70%	67%	70%	66%	70%	67%
Total Canadian Banking residential mortgages portfolio (7)	58%	49%	58%	48%	58%	49%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.
(3)	RBC Homeline Plan products are comprised of both residential mortgages and home equity lines of credit.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.

(5)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.
(6)
For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.

(7)	Weighted by mortgage balances and adjusted for property values based on the Teranet-National Bank House Price Index ‡ .
n.m.	not meaningful
Net International wholesale exposure by region, asset type and client type
(1), (2)
The following table provides a breakdown of our credit risk exposure by region, asset type and client type.

	As at
	July 31 2025								April 30 2025
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$18,722	$25,356	$7,453	$3,358	$29,893	$8,164	$16,832	$54,889	$56,727
U.K.	14,339	33,966	4,802	2,137	18,722	24,822	11,700	55,244	50,959
Caribbean	6,435	10,912	3,099	2,353	9,861	4,936	8,002	22,799	21,131
Asia-Pacific	6,767	27,904	5,334	1,943	20,196	16,775	4,977	41,948	50,184
Other (4)	2,643	1,554	2,767	190	2,407	2,062	2,685	7,154	6,296
Net International exposure (5)	$48,906	$99,692	$23,455	$9,981	$81,079	$56,759	$44,196	$182,034	$185,297

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)
Exposures are calculated on a fair value basis and net of collateral, which includes $437 billion against repo-style transactions (April 30, 2025 – $439 billion) and $18 billion against derivatives (April 30, 2025 – $21 billion).

(3)
Securities include $25 billion of trading securities (April 30, 2025 – $23 billion), $26 billion of deposits (April 30, 2025 – $35 billion), and $49 billion of investment securities (April 30, 2025 – $48 billion).

(4)	Includes exposures in the Middle East, Africa and Latin America.
(5)	Excludes $7,992 million (April 30, 2025 – $6,566 million) of exposures to supranational agencies.

Royal Bank of Canada
  Third Quarter 2025   27

Credit quality performance
The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets:
Gross impaired loans

	As at and for the three months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2025	April 30 2025	October 31 2024
Personal Banking	$1,966	$1,848	$1,652
Commercial Banking	3,228	3,414	2,372
Wealth Management	543	552	508
Capital Markets	3,014	3,125	1,335
Total GIL	$8,751	$8,939	$5,867
Impaired loans, beginning balance	$8,939	$7,876	$5,685
Classified as impaired during the period (new impaired) (1)	1,936	2,745	1,343
Net repayments (1)	(500)	(339)	(354)
Amounts written off	(743)	(786)	(721)
Other (2)	(881)	(557)	(86)
Impaired loans, balance at end of period	$8,751	$8,939	$5,867
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.85%	0.88%	0.59%
Personal Banking	0.36%	0.34%	0.31%
Personal Banking – Canada	0.32%	0.30%	0.26%
Commercial Banking	1.68%	1.80%	1.29%
Wealth Management	0.44%	0.45%	0.42%
Capital Markets	1.79%	1.93%	0.88%

(1)	Certain GIL movements for Personal Banking – Canada and Commercial Banking are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(2)
Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, amounts related to foreclosed properties held as investment properties and interests in joint ventures for certain co-lending
arrangements, foreign exchange translation and other movements.

Q3 2025 vs. Q2 2025
Total GIL decreased $188 million or 2% from last quarter and the total GIL ratio of 85 bps decreased 3 bps, primarily due to lower impaired loans in Commercial Banking and Capital Markets, partially offset by higher impaired loans in Personal Banking.
GIL in Personal Banking increased $118 million or 6%, primarily due to higher impaired loans in our Canadian residential mortgages portfolio.
GIL in Commercial Banking decreased $186 million or 5%, primarily due to lower impaired loans in a few sectors, including the consumer discretionary, real estate and related and forest products sectors, partially offset by higher impaired loans in the agriculture sector.
GIL in Wealth Management decreased $9 million or 2%, primarily due to lower impaired loans in U.S. Wealth Management (including City National) in a few sectors, including the automotive and other services sectors, partially offset by higher impaired loans in the real estate and related sector and in our retail portfolios.
GIL in Capital Markets decreased $111 million or 4%, primarily due to lower impaired loans in a few sectors, including the real estate and related sector, partially offset by higher impaired loans in the financing products sector.

Royal Bank of Canada
  Third Quarter 2025

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	July 31 2025	April 30 2025	October 31 2024
Personal Banking	$3,666	$3,628	$3,273
Commercial Banking	2,276	2,228	1,626
Wealth Management	513	577	466
Capital Markets	1,186	1,047	986
Corporate Support and other	1	1	1
ACL on loans	7,642	7,481	6,352
ACL on other financial assets (1)	15	19	12
Total ACL	$7,657	$7,500	$6,364
ACL on loans is comprised of:
Retail	$3,424	$3,414	$3,011
Wholesale	2,020	2,050	1,825
ACL on performing loans	$5,444	$5,464	$4,836
ACL on impaired loans	2,198	2,017	1,516

(1)	ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.
Q3 2025 vs. Q2 2025
Total ACL increased $157 million or 2% from last quarter, reflecting an increase in ACL on loans.
ACL on performing loans decreased $20 million, primarily due to favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality and portfolio growth.
ACL on impaired loans increased $181 million or 9%, primarily due to higher ACL in Capital Markets and Commercial Banking.
For further details, refer to Note 5 of our Condensed Financial Statements.

Market risk
Market risk is defined to be the impact of market factors and prices upon our financial condition. This includes potential financial gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Management Framework from the framework described in our 2024 Annual Report. Using that framework, we continuously seek to ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors.
Market risk controls include limits on probabilistic measures of potential loss in trading positions, such as
Value-at-Risk
(VaR) and stress testing. Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB). To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. There has been no material change to the VaR or IRRBB measurement methodology, controls, or limits from those described in our 2024 Annual Report. For further details on our approach to the management of market risk, refer to the Market risk section of our 2024 Annual Report.

Royal Bank of Canada
  Third Quarter 2025   29

Market risk measures – FVTPL positions
VaR and Trading VaR
The following table presents our Market risk VaR and Trading VaR figures:

	July 31, 2025				April 30, 2025		July 31, 2024
		For the three months ended				For the three months ended		For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	As at	Average
Equity	$17	$17	$30	$12	$25	$15	$17	$15
Foreign exchange	7	4	13	2	3	3	8	6
Commodities	7	6	10	3	5	7	6	7
Interest rate (1)	20	24	27	20	22	19	35	29
Credit specific (2)	7	8	10	6	8	7	8	8
Diversification (3)	(31)	(31)	n.m.	n.m.	(29)	(27)	(45)	(35)
Trading VaR	$27	$28	$34	$21	$34	$24	$29	$30
Total VaR	$43	$43	$56	$34	$51	$33	$33	$38

	July 31, 2025				July 31, 2024
		For the nine months ended				For the nine months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average
Equity	$17	$16	$30	$11	$17	$11
Foreign exchange	7	4	13	2	8	5
Commodities	7	7	11	3	6	6
Interest rate (1)	20	22	28	17	35	30
Credit specific (2)	7	8	10	6	8	7
Diversification (3)	(31)	(32)	n.m.	n.m.	(45)	(30)
Trading VaR	$27	$25	$35	$19	$29	$29
Total VaR	$43	$36	$56	$22	$33	$82

(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful
Q3 2025 vs. Q3 2024
Average Trading VaR of $28 million remained relatively stable from a year ago.
Average total VaR of $43 million increased $5 million, primarily driven by exposure changes in our equity portfolio due to the impact of heightened market volatility.
Q3 2025 vs. Q2 2025
Average Trading VaR of $28 million increased $4 million from last quarter, primarily driven by exposure changes in our fixed income portfolio.
Average total VaR of $43 million increased $10 million, primarily driven by exposure changes in our equity portfolio due to the impact of heightened market volatility and exposure changes in our fixed income portfolio.
Q3 2025 vs. Q3 2024 (Nine months ended)
Average Trading VaR of $25 million decreased $4 million from the same period last year, primarily driven by exposure changes in our fixed income portfolio, partially offset by exposure changes in our equity portfolio.
Average total VaR of $36 million decreased $46 million, primarily driven by the impact of management of closing capital volatility related to the HSBC Canada transaction in the same period last year.

Royal Bank of Canada
  Third Quarter 2025

The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We incurred no net trading losses in the three months ended July 31, 2025 and April 30, 2025.

(1)	Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.
Market risk measures for assets and liabilities of RBC Insurance
®
We offer a range of insurance products to clients and hold investments to meet future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at July 31, 2025, we held assets in support of $21 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (April 30, 2025 – $21 billion).
Market risk measures – IRRBB sensitivities
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and
12-month
NII, assuming no subsequent hedging. Interest rate risk measures are based on current on-
and
off-balance
sheet positions which can change over time in response to business activity and management actions.

	July 31 2025						April 30 2025		July 31 2024
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact (2)	U.S. dollar and other impact (2)	Total	Canadian dollar impact (2)	U.S. dollar and other impact (2)	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(2,201)	$(305)	$(2,506)	$156	$118	$274	$(2,436)	$387	$(1,822)	$325
100 bps decrease in rates	1,895	(95)	1,800	(283)	(106)	(389)	1,891	(521)	1,399	(425)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
(2)	Effective the third quarter of 2025, EVE and NII risk for currencies other than the Canadian and U.S. dollar are presented within the U.S. dollar and other impact category. Previously, the impact of other currencies was presented in the Canadian dollar impact category.
As at July 31, 2025, an immediate and sustained
-100
bps shock would have had a negative impact to our NII of $389 million, down from $521 million last quarter. An immediate and sustained +100 bps shock as at July 31, 2025 would have had a negative impact to the bank’s EVE of $2,506 million, up from $2,436 million last quarter. Quarter-over-quarter EVE sensitivity remained relatively stable, while the quarter-over-quarter change in NII sensitivity reflects an increase in fixed rate asset positions. During the third quarter of 2025, NII and EVE risks remained within approved limits.

Royal Bank of Canada
  Third Quarter 2025   31

Linkage of market risk to selected balance sheet items
The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading
market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at July 31, 2025
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$34,927	$–	$34,927	Interest rate
Interest-bearing deposits with banks	72,824	4	72,820	Interest rate
Securities
Trading	204,154	175,282	28,872	Interest rate, credit spread
Investment, net of applicable allowance	333,858	–	333,858	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	265,832	230,313	35,519	Interest rate
Loans
Retail	644,791	–	644,791	Interest rate
Wholesale	387,941	3,089	384,852	Interest rate
Allowance for loan losses	(7,272)	–	(7,272)	Interest rate
Other
Derivatives	155,023	150,750	4,273	Interest rate, foreign exchange
Other assets	128,101	55,078	73,023	Interest rate
Assets not subject to market risk (3)	7,714
Total assets	$2,227,893	$614,516	$1,605,663
Liabilities subject to market risk
Deposits	$1,481,477	$71,477	$1,410,000	Interest rate
Other
Obligations related to securities sold short	47,072	46,783	289	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	266,287	243,914	22,373	Interest rate
Derivatives	158,862	155,498	3,364	Interest rate, foreign exchange
Other liabilities	101,347	48,017	53,330	Interest rate
Subordinated debentures	13,832	–	13,832	Interest rate
Liabilities not subject to market risk (4)	23,384
Total liabilities	$2,092,261	$565,689	$1,503,188
Total equity	135,632
Total liabilities and equity	$2,227,893

(1)
Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.

(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other material
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.

(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  Third Quarter 2025

	As at April 30, 2025
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$48,621	$–	$48,621	Interest rate
Interest-bearing deposits with banks	65,970	3	65,967	Interest rate
Securities
Trading	189,137	161,056	28,081	Interest rate, credit spread
Investment, net of applicable allowance	303,360	–	303,360	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	301,927	245,257	56,670	Interest rate
Loans
Retail	635,280	–	635,280	Interest rate
Wholesale	379,151	4,986	374,165	Interest rate
Allowance for loan losses	(7,125)	–	(7,125)	Interest rate
Other
Derivatives	188,211	184,763	3,448	Interest rate, foreign exchange
Other assets	130,074	57,406	72,668	Interest rate
Assets not subject to market risk (3)	7,527
Total assets	$2,242,133	$653,471	$1,581,135
Liabilities subject to market risk
Deposits	$1,446,786	$64,294	$1,382,492	Interest rate
Other
Obligations related to securities sold short	46,823	46,569	254	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	281,326	250,836	30,490	Interest rate
Derivatives	194,344	191,041	3,303	Interest rate, foreign exchange
Other liabilities	103,030	48,746	54,284	Interest rate
Subordinated debentures	13,745	–	13,745	Interest rate
Liabilities not subject to market risk (4)	23,549
Total liabilities	$2,109,603	$601,486	$1,484,568
Total equity	132,530
Total liabilities and equity	$2,242,133

(1)
Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.

(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other material
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.

(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  Third Quarter 2025   33

Liquidity and funding risk
Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance
sheet and
off-balance
sheet cash flows.
Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements that are appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite. There have been no material changes to our internal frameworks and policies from those described in our 2024 Annual Report.
Liquidity reserve
Our liquidity reserve consists only of available unencumbered liquid assets. Although unused wholesale funding capacity could be another potential source of liquidity, it is excluded in the determination of the liquidity reserve.

	As at July 31, 2025
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$107,751	$–	$107,751	$3,105	$104,646
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	424,857	306,283	731,140	396,906	334,234
Other securities	165,105	141,220	306,325	189,563	116,762
Other liquid assets (2)	43,193	–	43,193	36,673	6,520
Total liquid assets	$740,906	$447,503	$1,188,409	$626,247	$562,162

	As at April 30, 2025
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$114,591	$–	$114,591	$3,201	$111,390
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	388,341	347,516	735,857	415,596	320,261
Other securities	155,750	131,500	287,250	176,402	110,848
Other liquid assets (2)	46,605	–	46,605	39,201	7,404
Total liquid assets	$705,287	$479,016	$1,184,303	$634,400	$549,903

	As at
(Millions of Canadian dollars)	July 31 2025	April 30 2025
Royal Bank of Canada	$257,850	$251,435
Foreign branches	87,553	91,270
Subsidiaries	216,759	207,198
Total unencumbered liquid assets	$562,162	$549,903

(1)
Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).

(2)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to over-the-counter and exchange-traded derivative transactions.
The liquidity reserve is typically most affected by routine flows of retail and commercial client banking activities, where liquid asset portfolios reflect changes in deposit and loan balances, as well as business strategies and client flows related to the activities in Capital Markets. Corporate Treasury also affects liquidity reserves through the management of funding issuances, which could result in timing differences between when debt is issued and funds are deployed into business activities.
Q3 2025 vs. Q2 2025
Total unencumbered liquid assets increased $12 billion or 2% from last quarter, primarily due to an increase in on-balance sheet securities reflecting growth in deposits and funding, partially offset by a decrease in cash and deposits with banks.

Royal Bank of Canada
  Third Quarter 2025

Asset encumbrance
The table below provides a summary of our
on-
and
off-balance
sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at July 31, 2025, our unencumbered assets available as collateral comprised 25% of total assets (April 30, 2025 – 24%).

	As at July 31, 2025
	Total Assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$107,751	$–	$107,751	$–	$3,105	$104,646	$–
Securities (4)	548,454	504,926	1,053,380	612,660	29,766	407,724	3,230
Loans, net of allowance for loan losses
Mortgage securities	57,498	–	57,498	27,391	–	30,107	–
Mortgage loans	430,434	–	430,434	62,285	–	42,583	325,566
Other loans	537,528	–	537,528	6,313	–	27,738	503,477
Derivatives	155,023	–	155,023	–	–	–	155,023
Others (5)	135,815	–	135,815	36,673	–	6,520	92,622
Total	$1,972,503	$504,926	$2,477,429	$745,322	$32,871	$619,318	$1,079,918

	As at April 30,2025
	Total Assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$114,591	$–	$114,591	$–	$3,201	$111,390	$–
Securities (4)	502,202	537,701	1,039,903	619,082	31,324	385,806	3,691
Loans, net of allowance for loan losses
Mortgage securities	55,735	–	55,735	26,769	–	28,966	–
Mortgage loans	425,368	–	425,368	68,993	–	38,928	317,447
Other loans	526,203	–	526,203	6,282	–	25,885	494,036
Derivatives	188,211	–	188,211	–	–	–	188,211
Others (5)	137,601	–	137,601	39,201	–	7,404	90,996
Total	$1,949,911	$537,701	$2,487,612	$760,327	$34,525	$598,379	$1,094,381

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)
Represents assets that are immediately available for use as collateral, including National Housing Act Mortgage-Backed Securities (NHA MBS), our unencumbered mortgage loans that qualify as eligible collateral at Federal Home Loan Banks (FHLB), as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the Federal Reserve Bank of New York (FRBNY).

(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4)
Includes bank-owned liquid assets and securities received as collateral from off-balance
sheet securities financing, derivative transactions, and margin lending. Includes $30 billion (April 30, 2025 – $31 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.

(5)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
Q3 2025 vs. Q2 2025
Total unencumbered assets available as collateral increased $21 billion or 3% from last quarter, primarily due to an increase in on-balance sheet securities.
Funding
Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.
Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal as well as the stable portion of our commercial and institutional deposits, is the foundation of our structural liquidity position.
Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions.
We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.
We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.

Royal Bank of Canada
  Third Quarter 2025   35

Deposit and funding profile
As at July 31, 2025, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $987 billion or 54% of our total funding (April 30, 2025 – $982 billion or 55%). The remaining portion is comprised of short- and long-term wholesale funding.
Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.
Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at July 31, 2025, the notional value of issued and outstanding long-term debt subject to conversion under the
Bail-in
regime was $123 billion (April 30, 2025 – $119 billion).
For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.
Long-term debt issuance
We operate long-term debt issuance registered programs. Each long-term debt program allows issuances in multiple currencies. The following table summarizes our registered programs and their authorized limits by geography:

Programs by geography

Canada	U.S.	Europe
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion

• Global Covered Bond Program – € 75 billion
We also raise long-term funding using Canadian Senior Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).
As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

Long-term debt (1) – funding mix by currency of issuance
Euro
22%
Other
10%
Canadian
dollar
24%
U.S. dollar
44%

Long-term debt (1) – funding mix by product
MBS/CMB (2)
6%
Covered bonds
22%
Cards securitization
2%
Subordinated debentures
5%
Unsecured funding
65%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds
The following table shows the composition of wholesale funding based on remaining term to maturity:
Composition of wholesale funding
(1)

	As at July 31, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,171	$1,184	$496	$299	$6,150	$–	$–	$6,150
Certificates of deposit and commercial paper (3)	5,265	30,802	34,811	36,077	106,955	–	–	106,955
Asset-backed commercial paper (4)	4,780	7,013	6,590	1,330	19,713	–	–	19,713
Senior unsecured medium-term notes (5)	122	4,366	7,197	25,490	37,175	25,901	62,694	125,770
Senior unsecured structured notes (6)	3,917	1,563	1,525	3,643	10,648	2,617	14,398	27,663
Mortgage securitization	–	154	509	742	1,405	2,835	11,974	16,214
Covered bonds/asset-backed securities (7)	–	3,503	3,230	8,184	14,917	23,925	23,583	62,425
Subordinated liabilities	–	–	2,078	–	2,078	–	11,825	13,903
Other (8)	4,475	218	238	655	5,586	22,024	197	27,807
Total	$22,730	$48,803	$56,674	$76,420	$204,627	$77,302	$124,671	$406,600
Of which:
– Secured	$9,153	$10,686	$10,329	$10,256	$40,424	$26,760	$35,557	$102,741
– Unsecured	13,577	38,117	46,345	66,164	164,203	50,542	89,114	303,859

Royal Bank of Canada
  Third Quarter 2025

	As at April 30, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,932	$15	$883	$487	$4,317	$–	$–	$4,317
Certificates of deposit and commercial paper (3)	11,187	17,706	29,680	34,647	93,220	–	–	93,220
Asset-backed commercial paper (4)	5,199	6,119	6,029	893	18,240	–	–	18,240
Senior unsecured medium-term notes (5)	3,442	5,108	4,489	15,189	28,228	31,538	61,012	120,778
Senior unsecured structured notes (6)	1,057	1,497	1,721	4,097	8,372	5,631	11,135	25,138
Mortgage securitization	–	442	154	709	1,305	2,046	12,937	16,288
Covered bonds/asset-backed securities (7)	1,326	2,665	3,467	6,339	13,797	27,626	24,475	65,898
Subordinated liabilities	–	1,249	–	2,068	3,317	–	10,437	13,754
Other (8)	4,799	2,583	895	578	8,855	20,646	202	29,703
Total	$29,942	$37,384	$47,318	$65,007	$179,651	$87,487	$120,198	$387,336
Of which:
– Secured	$11,224	$10,621	$10,339	$7,941	$40,125	$29,672	$37,412	$107,209
– Unsecured	18,718	26,763	36,979	57,066	139,526	57,815	82,786	280,127

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Includes bearer deposit notes (unsecured).
(4)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(5)	Includes deposit notes and floating rate notes (unsecured).
(6)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(7)	Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(8)
Includes tender option bonds (secured) of $4,389 million (April 30, 2025 – $4,715 million), other long-term structured deposits (unsecured) of $23,221 million (April 30, 2025 – $22,718 million), FHLB advances (secured) of $nil (April 30, 2025 – $2,068 million) and wholesale guaranteed interest certificates of $197 million (April 30, 2025 – $202 million).

Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.
The following table presents our major credit ratings:
Credit ratings
(1)

As at August 26, 2025
	Short-term debt	Legacy senior long-term debt (2)	Senior long-term debt (3)	Outlook
Moody’s ‡ (4)	P-1	Aa1	A1	stable
Standard & Poor’s ‡ (5)	A-1+	AA-	A	stable
Fitch Ratings ‡ (6)	F1+	AA	AA-	stable
DBRS ‡ (7)	R-1 (high)	AA (high)	AA	stable

(1)
Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them and are subject to revision or withdrawal at any time by the rating organization.

(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On October 8, 2024, Moody’s affirmed our ratings with stable outlook.
(5)	On June 25, 2024, Standard & Poor’s affirmed our ratings with a stable outlook.
(6)	On June 3, 2025, Fitch Ratings affirmed our ratings with a stable outlook.
(7)	On May 9, 2025, DBRS affirmed our ratings with a stable outlook.
Additional contractual obligations for rating downgrades
We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required at the reporting date in the event of a one-,
two-
or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market.
There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	July 31 2025			April 30 2025
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$295	$110	$209	$264	$98	$195
Other contractual funding or margin requirements (1)	36	43	19	43	23	36

(1)	Includes Guaranteed Investment Certificates (GICs) issued by our municipal markets business out of New York.

Royal Bank of Canada

  Third Quarter 2025   37

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a

30-day

period in an acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage level for LCR is 100%.
OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.
Liquidity coverage ratio common disclosure template

(1)

	For the three months ended
	July 31 2025
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$462,083
Cash outflows
Retail deposits and deposits from small business customers, of which:	$407,402	$37,659
Stable deposits (3)	133,815	4,014
Less stable deposits	273,587	33,645
Unsecured wholesale funding, of which:	515,849	239,313
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	184,293	43,194
Non-operational deposits	313,956	178,519
Unsecured debt	17,600	17,600
Secured wholesale funding		46,345
Additional requirements, of which:	435,480	93,303
Outflows related to derivative exposures and other collateral requirements	92,708	27,209
Outflows related to loss of funding on debt products	11,431	11,431
Credit and liquidity facilities	331,341	54,663
Other contractual funding obligations (5)	25,790	25,790
Other contingent funding obligations (6)	891,378	14,981
Total cash outflows		$457,391
Cash inflows
Secured lending (e.g., reverse repos)	$366,002	$61,678
Inflows from fully performing exposures	18,994	9,896
Other cash inflows	27,101	27,101
Total cash inflows		$98,675
		Total adjusted value
Total HQLA		$462,083
Total net cash outflows		358,716
Liquidity coverage ratio		129%

	April 30 2025
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$446,512
Total net cash outflows		340,008
Liquidity coverage ratio		131%

(1)
The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended July 31, 2025 is calculated as an average of 64 daily positions.

(2)
With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.

(3)
As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)
Operational deposits from customers other than retail and small and medium-sized

enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).
We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.
We maintain HQLA in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 87% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

Royal Bank of Canada
  Third Quarter 2025

LCR captures cash flows from

on-

and

off-balance

sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal

factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized

enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA

securities.
LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.
Q3 2025 vs. Q2 2025
The average LCR for the quarter ended July 31, 2025 was 129%, which translates into a surplus of approximately $103 billion, compared to 131% and a surplus of approximately $107 billion in the prior quarter. Average LCR decreased from the prior quarter, primarily due to loan growth, partially offset by lower funding requirements on securities and securities financing transactions and growth in deposits and funding.
Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.
Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the one-year

time horizon considered by the NSFR. Required stable funding is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance

sheet exposures.
OSFI requires Canadian Domestic Systemically Important Banks

(D-SIBs)

to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada

  Third Quarter 2025   39

Net Stable Funding Ratio common disclosure template

(1)

	As at July 31, 2025
	Unweighted value by residual maturity (2)				Weighted value
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$136,935	$–	$–	$12,693	$149,628
Regulatory Capital	136,935	–	–	12,693	149,628
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	338,392	134,181	56,379	65,179	544,310
Stable deposits (3)	104,512	56,689	29,076	27,743	208,505
Less stable deposits	233,880	77,492	27,303	37,436	335,805
Wholesale funding:	380,471	460,778	84,751	165,650	418,392
Operational deposits (4)	191,571	–	–	–	95,785
Other wholesale funding	188,900	460,778	84,751	165,650	322,607
Liabilities with matching interdependent assets (5)	–	1,556	1,319	22,541	–
Other liabilities:	54,106	252,624			22,677
NSFR derivative liabilities		44,273
All other liabilities and equity not included in the above categories	54,106	185,382	585	22,384	22,677
Total ASF					$1,135,007
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$39,598
Deposits held at other financial institutions for operational purposes	–	2,241	–	–	1,120
Performing loans and securities:	299,858	283,256	144,636	547,068	809,212
Performing loans to financial institutions secured by Level 1 HQLA	–	74,564	14,975	76	11,418
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	7,202	103,165	25,562	24,813	56,262
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	200,661	56,178	38,505	187,284	376,728
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	789	563	5,721	4,394
Performing residential mortgages, of which:	40,850	45,288	64,431	311,125	298,833
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	40,850	45,252	64,385	310,052	297,880
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	51,145	4,061	1,163	23,770	65,971
Assets with matching interdependent liabilities (5)	–	1,556	1,319	22,541	–
Other assets:	6,520	374,610			111,691
Physical traded commodities, including gold	6,520				5,542
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		29,509			25,083
NSFR derivative assets		41,461			–
NSFR derivative liabilities before deduction of variation margin posted		90,083			4,504
All other assets not included in the above categories	–	144,847	95	68,615	76,562

Off-balance sheet items	–	935,968			36,089
Total RSF					$997,710
Net Stable Funding Ratio (%)					114%

	As at April 30, 2025
(Millions of Canadian dollars, except percentage amounts)					Weighted value
Total ASF					$1,131,910
Total RSF					977,531
Net Stable Funding Ratio (%)					116%

(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)
Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs), NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted and

Off-balance

sheet items.

(3)
As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)
Operational deposits from customers other than retail and small- and medium-sized

enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)
Interdependent assets and liabilities represent NHA MBS liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Royal Bank of Canada
  Third Quarter 2025

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe would be available.
Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.
Q3 2025 vs. Q2 2025
The NSFR as at July 31, 2025 was 114%, which translates into a surplus of approximately $137 billion, compared to 116% and a surplus of approximately $154 billion in the prior quarter. NSFR decreased compared to the previous quarter, primarily due to loan growth and higher funding requirements on securities and securities financing transactions.
Contractual maturities of financial assets, financial liabilities and off-balance

sheet items
The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance

sheet items at their carrying value (e.g., amortized cost or fair value) and maturity profiles of assets and liabilities of insurance contracts and reinsurance contracts held at their carrying value based on the estimated timing of when the settlement of the amounts are expected to occur at the balance sheet date.

Off-balance

sheet items are allocated based on the expiry date of the contract.
Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement and internal liquidity section within the Liquidity and funding risk section of our 2024 Annual Report.

	As at July 31, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$105,327	$10	$–	$–	$5	$–	$–	$–	$2,409	$107,751
Securities
Trading (1)	94,918	2,494	587	953	430	309	380	13,324	90,759	204,154
Investment, net of applicable allowance	4,315	13,717	17,671	18,424	16,386	74,863	79,602	107,525	1,355	333,858
Assets purchased under reverse repurchase agreements and securities borrowed (2)	112,515	65,156	27,439	14,789	22,480	206	–	–	23,247	265,832
Loans, net of applicable allowance	20,554	38,752	45,398	50,323	68,822	297,697	298,236	82,572	123,106	1,025,460
Other
Customers’ liability under acceptances	13	–	–	–	–	–	5	–	–	18
Derivatives	13,668	17,076	15,375	9,212	7,257	17,584	31,641	43,210	–	155,023
Other financial assets	48,030	4,622	2,513	495	583	381	746	1,582	4,086	63,038
Total financial assets	399,340	141,827	108,983	94,196	115,963	391,040	410,610	248,213	244,962	2,155,134
Other non-financial assets	14,483	2,150	2,659	396	318	2,823	3,553	9,424	36,953	72,759
Total assets	$413,823	$143,977	$111,642	$94,592	$116,281	$393,863	$414,163	$257,637	$281,915	$2,227,893
Liabilities and equity
Deposits (3)
Unsecured borrowing	$105,718	$94,516	$100,688	$74,142	$80,032	$55,295	$85,399	$57,716	$716,358	$1,369,864
Secured borrowing	5,111	9,563	8,930	1,977	1,322	9,043	12,498	8,450	–	56,894
Covered bonds	–	2,368	3,231	3,134	5,001	21,322	15,576	4,087	–	54,719
Other
Acceptances	13	–	–	–	–	–	5	–	–	18
Obligations related to securities sold short	39,695	1,848	1,456	757	2,336	980	–	–	–	47,072
Obligations related to assets sold under repurchase agreements and securities loaned (2)	132,293	92,575	14,419	3,154	–	1,641	–	–	22,205	266,287
Derivatives	13,261	18,489	16,920	9,858	7,905	18,728	31,655	42,046	–	158,862
Other financial liabilities	44,381	3,371	2,930	1,913	1,534	1,198	2,577	19,566	2,068	79,538
Subordinated debentures	–	–	2,050	–	–	–	–	11,782	–	13,832
Total financial liabilities	340,472	222,730	150,624	94,935	98,130	108,207	147,710	143,647	740,631	2,047,086
Other non-financial liabilities	1,190	1,088	4,624	252	397	1,803	1,821	22,549	11,451	45,175
Equity	–	–	–	–	–	–	–	–	135,632	135,632
Total liabilities and equity	$341,662	$223,818	$155,248	$95,187	$98,527	$110,010	$149,531	$166,196	$887,714	$2,227,893
Off-balance sheet items
Financial guarantees	$726	$2,781	$4,643	$4,547	$4,433	$2,273	$6,453	$1,864	$24	$27,744
Commitments to extend credit	3,738	10,773	13,820	18,795	23,273	70,948	228,039	28,747	3,745	401,878
Other credit-related commitments	66,666	1,685	2,700	2,309	3,374	774	727	123	74,648	153,006
Other commitments	6	336	18	16	17	64	162	225	967	1,811
Total off-balance sheet items	$71,136	$15,575	$21,181	$25,667	$31,097	$74,059	$235,381	$30,959	$79,384	$584,439

(1)
With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)
A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Royal Bank of Canada

  Third Quarter 2025   41

	As at April 30, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$112,201	$12	$–	$–	$5	$–	$–	$–	$2,373	$114,591
Securities
Trading (1)	88,695	2,454	1,371	104	496	239	547	13,533	81,698	189,137
Investment, net of applicable allowance	7,828	7,930	15,708	17,701	14,894	58,797	70,507	108,649	1,346	303,360
Assets purchased under reverse repurchase agreements and securities borrowed (2)	133,553	52,321	59,562	14,113	21,286	179	–	–	20,913	301,927
Loans, net of applicable allowance (3)	28,716	31,650	47,567	49,167	52,370	291,986	301,643	82,969	121,238	1,007,306
Other
Customers’ liability under acceptances	20	2	–	–	–	–	6	–	–	28
Derivatives	18,188	19,391	12,977	14,693	9,326	24,134	40,824	48,678	–	188,211
Other financial assets	51,448	3,918	2,432	605	828	163	704	1,726	3,585	65,409
Total financial assets	440,649	117,678	139,617	96,383	99,205	375,498	414,231	255,555	231,153	2,169,969
Other non-financial assets	14,192	2,228	1,530	328	258	2,640	3,336	9,486	38,166	72,164
Total assets	$454,841	$119,906	$141,147	$96,711	$99,463	$378,138	$417,567	$265,041	$269,319	$2,242,133
Liabilities and equity
Deposits (4)
Unsecured borrowing	$101,249	$76,791	$95,030	$87,050	$66,447	$54,824	$86,394	$54,846	$710,263	$1,332,894
Secured borrowing	5,461	8,084	8,606	2,505	843	7,326	13,002	9,727	–	55,554
Covered bonds	1,326	2,662	2,328	3,223	3,084	25,022	16,603	4,090	–	58,338
Other
Acceptances	20	2	–	–	–	–	6	–	–	28
Obligations related to securities sold short	38,529	3,317	2,404	1,209	712	652	–	–	–	46,823
Obligations related to assets sold under repurchase agreements and securities loaned (2)	189,556	49,147	19,483	1,497	–	938	–	–	20,705	281,326
Derivatives	20,333	24,626	14,766	14,073	9,946	24,856	40,030	45,714	–	194,344
Other financial liabilities	46,110	5,010	3,295	1,780	1,666	1,457	2,560	19,640	1,041	82,559
Subordinated debentures	–	–	–	2,032	–	–	–	11,713	–	13,745
Total financial liabilities	402,584	169,639	145,912	113,369	82,698	115,075	158,595	145,730	732,009	2,065,611
Other non-financial liabilities	1,359	1,125	229	3,833	405	1,604	1,703	22,565	11,169	43,992
Equity	–	–	–	–	–	–	–	–	132,530	132,530
Total liabilities and equity	$403,943	$170,764	$146,141	$117,202	$83,103	$116,679	$160,298	$168,295	$875,708	$2,242,133
Off-balance sheet items
Financial guarantees	$981	$3,006	$3,956	$4,608	$4,778	$2,368	$5,738	$2,097	$24	$27,556
Commitments to extend credit	6,015	10,823	13,744	14,860	22,156	63,567	221,716	24,777	4,240	381,898
Other credit-related commitments	69,646	2,055	2,620	2,759	2,186	417	1,205	122	74,438	155,448
Other commitments	6	11	17	18	17	64	163	231	948	1,475
Total off-balance sheet items	$76,648	$15,895	$20,337	$22,245	$29,137	$66,416	$228,822	$27,227	$79,650	$566,377

(1)
With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)	Comparative amounts have been revised from those previously presented.
(4)
A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Capital management
We continue to manage our capital in accordance with our Capital Management Framework as described in our 2024 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including OSFI guidance, in order to comply with these requirements as disclosed in the Capital management section in our 2024 Annual Report, and as updated below.
OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1 and Total capital ratios as per CAR guidelines. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the Internal Ratings Based (IRB) Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We apply the IRB approach to credit risk to determine minimum regulatory capital requirements for the majority of our portfolios. Certain credit risk portfolios are subject to the SA, primarily in Wealth Management including our City National wholesale portfolio, our Caribbean Banking operations and certain non-mortgage

retail portfolios acquired through the HSBC Canada transaction. For consolidated regulatory reporting of market risk capital and operational risk capital, we use the revised SA as noted in our 2024 Annual Report.
The Financial Stability Board (FSB) has

re-designated

us as a Global Systemically Important Bank

(G-SIB).

This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the

D-SIB

requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian

D-SIBs

to further ensure the financial stability of the Canadian financial system. The current OSFI requirement for the DSB is set at 3.5% of total RWA as reaffirmed by OSFI on June 26, 2025.
Under OSFI’s Total Loss Absorbing Capacity (TLAC) guideline,

D-SIBs

are required to maintain a risk-based TLAC ratio which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio which builds on the leverage ratio described in OSFI’s LR guideline. The TLAC requirement is intended to address the sufficiency of a

D-SIB’s

loss

Royal Bank of Canada
  Third Quarter 2025

absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.
On February 12, 2025, OSFI announced an indefinite delay to increases in the capital floor factor prescribed in its CAR guideline and maintained the current 67.5% of RWA (as calculated using only the SA for credit, market and operational risk). OSFI committed to providing at least two years notice to affected banks prior to resuming increases in the capital floor.
Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Effective the first quarter of 2025, we increased our capital attribution rates to our business segments. For further details, refer to the How we measure and report our business segments section.
For further details, refer to the Capital management section of our 2024 Annual Report.
The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at July 31, 2025 (4)	RBC capital, leverage and TLAC ratios as at July 31, 2025
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)

Common Equity Tier 1	4.5%	2.6%	7.1%	1.0%	8.1%	3.5%	11.6%	13.2%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	3.5%	13.1%	14.8%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	3.5%	15.1%	16.6%
Leverage ratio	3.0%	n.a.	3.0%	0.5%	3.5%	n.a.	3.5%	4.5%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	3.5%	25.1%	30.9%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	n.a.	7.25%	9.3%

(1)
A capital surcharge, equal to the higher of our

D-SIB

surcharge and the BCBS’s

G-SIB

surcharge, is applicable to risk-weighted capital. For leverage ratio, only 50% of our

D-SIB

surcharge for capital is the required surcharge.

(2)
The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI’s CAR guidelines, was 0.08% as at July 31, 2025 (April 30, 2025 – 0.09%; October 31, 2024 – 0.08%).

(3)	The DSB can range from 0% to 4% of total RWA and is currently set at 3.5%.
(4)	Minimum target requirements reflect CCyB requirements as at July 31, 2025 which are subject to change based on exposures held at the reporting date.
n.a.	not applicable
The following table provides details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2025	April 30 2025	October 31 2024
Capital (1)
CET1 capital	$95,654	$92,829	$88,936
Tier 1 capital	107,155	103,194	97,952
Total capital	119,848	116,237	110,487
RWA used in calculation of capital ratios (1)
Credit risk	$589,582	$570,953	$548,809
Market risk	37,936	39,287	33,930
Operational risk	95,637	93,680	89,543
Total RWA	$723,155	$703,920	$672,282
Capital ratios and Leverage ratio (1)
CET1 ratio	13.2%	13.2%	13.2%
Tier 1 capital ratio	14.8%	14.7%	14.6%
Total capital ratio	16.6%	16.5%	16.4%
Leverage ratio	4.5%	4.3%	4.2%
Leverage ratio exposure	$2,404,301	$2,379,092	$2,344,228
TLAC available and ratios (2)
TLAC available	$223,343	$217,931	$196,659
TLAC ratio	30.9%	31.0%	29.3%
TLAC leverage ratio	9.3%	9.2%	8.4%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as a percentage of total RWA and leverage exposure, respectively.

Royal Bank of Canada

  Third Quarter 2025   43

Q3 2025 vs. Q2 2025

(1)	Represents rounded figures.
(2)
Represents net internal capital generation of $3.1 billion or 44 bps consisting of Net income available to shareholders less common and preferred share dividends and distributions on other equity instruments.

(3)	Excludes the impact of foreign exchange translation (included in Other), U.S. rating downgrade and risk parameter changes.
Our CET1 ratio of 13.2% was unchanged from last quarter, reflecting net internal capital generation that was offset by RWA growth, share repurchases, the impact of a U.S. rating downgrade and risk parameter changes.
Total RWA increased by $19 billion, mainly due to business growth, the impact of a U.S. rating downgrade, risk parameter changes and foreign exchange translation. Business growth primarily reflects higher corporate lending, loan underwriting commitments and residential mortgages, partially offset by a reduction in market risk. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.
Our Tier 1 capital ratio of 14.8% was up 10 bps and our Total capital ratio of 16.6% was up 10 bps, mainly reflecting net issuance of Additional Tier 1 instruments.
Our Leverage ratio of 4.5% was up 20 bps from last quarter, primarily due to net internal capital generation and net issuance of Additional Tier 1 instruments, partially offset by share repurchases and growth in leverage exposures.
Total leverage exposures increased by $25 billion, primarily due to growth in securities and retail and wholesale loans, partially offset by lower repo-style transactions.
Our TLAC ratio of 30.9% was down 10 bps, mainly reflecting higher RWA, partially offset by net internal capital generation and a favourable impact from a net increase in eligible external TLAC instruments.
Our TLAC leverage ratio of 9.3% was up 10 bps, reflecting the factors noted above under the Leverage ratio, as well as a favourable impact from a net increase in eligible external TLAC instruments.
External TLAC instruments include long-term debt subject to conversion under the

Bail-in

regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.

Royal Bank of Canada
  Third Quarter 2025

Selected capital management activity
The following table provides our selected capital management activity:

	For the three months ended July 31, 2025			For the nine months ended July 31, 2025
(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		227	$22	601	$58
Purchased for cancellation (2)		(5,445)	(81)	(10,400)	(155)
Issuance of limited recourse capital notes (LRCNs) Series 5 (2), (3), (4)	November 1, 2024	–	–	1,000	1,396
Redemption of preferred shares, Series BD (2), (3)	May 24, 2025	(24,000)	(600)	(24,000)	(600)
Issuance of limited recourse capital notes (LRCNs) Series 6 (2), (3), (4)	June 11, 2025	1,250	1,708	1,250	1,708
Tier 2 capital
Redemption of December 23, 2029 subordinated debentures (2), (3)	December 23, 2024		–		(1,500)
Issuance of February 4, 2035 subordinated debentures (2), (3)	January 29, 2025		–		1,500
Redemption of June 30, 2030 subordinated debentures (2), (3)	June 30, 2025		(1,250)		(1,250)
Issuance of July 3, 2035 subordinated debentures (2), (3)	July 3, 2025		1,250		1,250
Issuance of July 17, 2035 subordinated debentures (2), (3)	July 17, 2025		241		241

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Non-Viability Contingent Capital (NVCC) instruments.
(4)	For the LRCNs, the number of shares represents the number of notes issued.
On June 10, 2024, we announced a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares. This NCIB was completed on June 11, 2025, with 8,957 thousand common shares repurchased and cancelled at a total cost of approximately $1,510 million.
On June 10, 2025, we announced an NCIB to purchase up to 35 million of our common shares, commencing on June 12, 2025 and continuing until June 11, 2026, or such earlier date as we complete the repurchase of all shares permitted under the bid. Since the inception of this NCIB, the total number of common shares repurchased and cancelled is approximately 2,331 thousand, at a cost of approximately $411 million.
For the three months ended July 31, 2025, the total number of common shares repurchased and cancelled under our NCIB programs was approximately 5,445 thousand. The total cost of the shares repurchased was $955 million.
We determine the amount and timing of purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.
On November 1, 2024, we issued US$1,000 million of LRCN Series 5 at a price of US$1,000 per note. The LRCN Series 5 bear interest at a fixed rate of 6.350% per annum until November 24, 2034. Thereafter, the interest rate on the LRCN Series 5 will reset every five years at a rate per annum equal to the prevailing

5-Year

U.S. Treasury Rate plus 2.257% until their maturity on November 24, 2084.
On December 23, 2024, we redeemed all $1,500 million of our outstanding NVCC 2.88% subordinated debentures due December 23, 2029 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On January 29, 2025, we issued $1,500 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.279% per annum until February 4, 2030, and at the Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.45% thereafter until their maturity on February 4, 2035.
On May 24, 2025, we redeemed all 24 million of our issued and outstanding

Non-Cumulative

5-Year

Rate Reset First Preferred Shares Series BD at a price of $25 per share.
On June 11, 2025, we issued US$1,250 million of LRCN Series 6 at a price of US$1,000 per note. The LRCN Series 6 bear interest at a fixed rate of 6.750% per annum until August 24, 2030. Thereafter, the interest rate on the LRCN Series 6 will reset every five years at a rate per annum equal to the prevailing

5-Year

U.S. Treasury Rate plus 2.815% until their maturity on August 24, 2085.
On June 30, 2025, we redeemed all $1,250 million of our outstanding NVCC 2.088% subordinated debentures due June 30, 2030 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On July 3, 2025, we issued $1,250 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.214% per annum until July 3, 2030, and at the Daily Compounded CORRA plus 1.51% thereafter until their maturity on July 3, 2035.
On July 17, 2025, we issued ¥26,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 1.963% per annum until July 17, 2030, and at the

5-year

Tokyo Overnight Average Rate

mid-swap

rate plus 1.02% thereafter until their maturity on July 17, 2035.

Royal Bank of Canada

  Third Quarter 2025   45

Selected share data

(1)

	As at July 31, 2025
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,405,281	$20,916	$1.54
Treasury shares – common shares (2)	(237)	(43)
Common shares outstanding	1,405,044	$20,873
Stock options and awards
Outstanding	7,685
Exercisable	3,717
First preferred shares issued
Non-cumulative Series BF (3), (4)	12,000	$300	$0.19
Non-cumulative Series BH (4)	6,000	150	0.31
Non-cumulative Series BI (4)	6,000	150	0.31
Non-cumulative Series BO (3), (4)	14,000	350	0.37
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%
Non-cumulative Series BU (3), (4), (5)	750	750	7.41%
Non-cumulative Series BW (3), (4), (5)	600	600	6.70%
Other equity instruments issued
Limited recourse capital notes Series 1 (3), (4), (6), (7)	1,750	1,750	4.50%
Limited recourse capital notes Series 2 (3), (4), (6), (7)	1,250	1,250	4.00%
Limited recourse capital notes Series 3 (3), (4), (6), (7)	1,000	1,000	3.65%
Limited recourse capital notes Series 4 (3), (4), (6), (7)	1,000	1,370	7.50%
Limited recourse capital notes Series 5 (3), (4), (6), (7)	1,000	1,396	6.35%
Limited recourse capital notes Series 6 (3), (4), (6), (7)	1,250	1,708	6.75%
Preferred shares and other equity instruments issued	47,350	11,524
Treasury instruments – preferred shares and other equity instruments (2)	(20)	(26)
Preferred shares and other equity instruments outstanding	47,330	$11,498
Dividends on common shares		$2,165
Dividends on preferred shares and distributions on other equity instruments (8)		125

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(6)
For LRCN Series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.

(7)
In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of First Preferred Shares Series BR (Series BR); in connection with the issuance of LRCN Series 3, on June 8, 2021, we issued $1,000 million of First Preferred Shares Series BS (Series BS); in connection with the issuance of LRCN Series 4 on April 24, 2024, we issued US$1,000 million of First Preferred Shares Series BV (Series BV); in connection with the issuance of LRCN Series 5 on November 1, 2024, we issued US$1,000 million of First Preferred Shares Series BX (Series BX); and in connection with the issuance of LRCN Series 6 on June 11, 2025, we issued US$1,250 million of First Preferred Shares Series BY (Series BY). The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and the Series BV, BX and BY preferred shares were issued at a price of US$1,000 per share. The Series BQ, BR, BS, BV, BX and BY preferred shares were issued to a consolidated trust to be held as trust assets in connection with the LRCN series. For further details, refer to Note 19 of our audited 2024 Annual Consolidated Financial Statements.

(8)	Excludes distributions to non-controlling interests.
As at August 22, 2025, the number of outstanding common shares was 1,404,990,158, net of treasury shares held of 307,575, and the number of stock options and awards was 7,667,677.
NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable
or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at July 31, 2025, which were the preferred shares Series BF, BH, BI, BO, BT, BU, BW, LRCN Series 1, LRCN Series 2, LRCN Series 3, LRCN Series 4, LRCN Series 5, LRCN Series 6 and subordinated debentures due on January 27, 2026, January 28, 2033, November 3, 2031, May 3, 2032, February 1, 2033, April 3, 2034, August 8, 2034, February 4, 2035, July 3, 2035 and July 17, 2035 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares at the time of the trigger event
(10-day
weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of approximately 6.5 billion common shares, in aggregate, which would represent a dilution impact of 82.2% based on the number of common shares outstanding as at July 31, 2025.

Royal Bank of Canada
  Third Quarter 2025

Accounting and control matters

Summary of accounting policies and estimates
Our Condensed Financial Statements are presented in compliance with International Accounting Standard 34

Interim Financial Reporting
. Our material accounting policies are described in Note 2 of our audited 2024 Annual Consolidated Financial Statements.
Future changes in accounting policies and disclosures
Future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2024 Annual Consolidated Financial Statements.

Controls and procedures
Disclosure controls and procedures
As of July 31, 2025, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of July 31, 2025.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended July 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related

parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee

directors, executives and certain other key employees. For further information, refer to Notes 12 and 25 of our audited 2024 Annual Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2025   47

Glossary

Adjusted results
For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
•	Adjusted effective income tax rate – calculated as effective income tax rate excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income before income taxes – calculated as income before income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income taxes – calculated as income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted net income – calculated as net income excluding the impact of specified items and amortization of acquisition-related intangibles.
•
Adjusted net income available to common shareholders
– calculated as net income available to common shareholders excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted non-interest expense – calculated as non-interest expense excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted total revenue – calculated as total revenue excluding the impact of specified items.
Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers’ liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.
ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.
Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our insurance segment for which we attribute capital based only on economic capital.
Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.
Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.
Basis point (bp)
One
one-hundredth
of a percentage point (.01%).
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.
Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.
Commercial mortgage-backed securities (CMBS)
Securities created through the securitization of commercial mortgages.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance
sheet financing, or through
off-balance
sheet products such as guarantees and letters of credit.
Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. The CET1 capital is calculated in accordance with OSFI’s CAR guideline. For more details, refer to the Capital management section.
Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets. The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.
Covered bonds
Full recourse
on-balance
sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Credit default swaps (CDS)
A derivative contract that provides the purchaser with a
one-time
payment should the referenced entity/entities default (or a similar triggering event occur).
Derivative
A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.
Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.
Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.
Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding. Adjusted EPS, basic is calculated in the same manner, using adjusted net income available to common shareholders.
Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities. Adjusted EPS, diluted is calculated in the same manner, using adjusted net income available to common shareholders.
Efficiency ratio
Non-interest
expense as a percentage of total revenue. Adjusted efficiency ratio is calculated in the same manner, using adjusted non-interest
expense and adjusted total revenue.
Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.
Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Royal Bank of Canada
  Third Quarter 2025

Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.
Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial
undertakings.
Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.
High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.
Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.
Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held. Net investment income primarily comprises interest and dividend income and net gains (losses) on financial instruments and derivatives relating to the Insurance segment. Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money and financial risks on insurance contracts and reinsurance contracts held, respectively.
Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held. Insurance revenue represents the revenue recognized in the period as we provide insurance services for the groups of insurance contracts. Insurance service expense represents the costs incurred in providing insurance services in the period, which includes incurred claims and other directly attributable expenses, allocation of acquisition costs, changes relating to past or current services and changes in loss components of onerous groups of contracts. Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.
International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.
Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the leverage exposure measure. The leverage ratio is a non-risk
based measure and is calculated in accordance with OSFI’s LR guideline.
Leverage ratio exposure
The leverage ratio exposure is calculated in accordance with OSFI’s LR guideline and is defined as the sum of total assets plus off-balance
sheet items after certain adjustments.
Liquidity Coverage Ratio (LCR)
The LCR is a Basel III standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is calculated in accordance with OSFI’s LAR guideline.
Loan-to-value
(LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.
Net Stable Funding Ratio (NSFR)
The NSFR is a Basel III standard that requires institutions to maintain a stable funding profile defined as available amount of stable funding (ASF) in relation to the composition of their assets and off-balance
sheet activities defined as required amount of stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis. The NSFR is calculated in accordance with OSFI’s LAR guideline.
Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance
sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Operating leverage
The difference between our revenue growth rate and
non-interest
expense growth rate.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.
PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.
PCL on impaired loans ratio
PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.
PCL on performing loans ratio
PCL on performing loans ratio is calculated as PCL on performing loans as a percentage of average net loans and acceptances.
RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.
Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.
Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Royal Bank of Canada
  Third Quarter 2025   49

Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity. ROE is based on actual balances of average common equity before rounding. Adjusted ROE is calculated in the same manner, using adjusted net income available to common shareholders.
Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on-
and
off-balance
sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI’s CAR guideline. For more details, refer to the Capital management section.
Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash
collateral declines. The agent lender does not indemnify against the investment risk of re-investing
cash collateral which is borne by the owner.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.
Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor’s Financial Services LLP; Moody’s Investor Service, Inc.; Fitch Ratings, Inc.; and DBRS Limited are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI.
Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.
Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (U.S. tax credit investment business as well as eligible Canadian taxable corporate dividends received on or before December 31, 2023) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax
net income.
Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling
interests in subsidiaries Tier 1 instruments. The Tier 1 capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing Tier 1 capital by risk-weighted assets.
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling
interests in subsidiaries’ Tier 2 instruments.
Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital, and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under the guideline.
TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets. The TLAC ratio is calculated in accordance with OSFI’s TLAC guideline.
TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the leverage ratio exposure. The TLAC leverage ratio is calculated in accordance with OSFI’s TLAC guideline.
Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing total capital by risk-weighted assets.
Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.
Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.
Value-at-Risk
(VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day
movement in market rates and prices.

Royal Bank of Canada
  Third Quarter 2025

Enhanced Disclosure Task Force recommendations index
We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2024 Annual Report, Q3 2025 Report to Shareholders (RTS), Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q3 2025 Report to Shareholders.
The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	50	140	1
	2	Define risk terminology and measures		69-75, 137-139	–
	3	Top and emerging risks		66-69	–
	4	New regulatory ratios	41-43	114-120	–
Risk governance, risk management and business model	5	Risk management organization		69-75	–
	6	Risk culture		69-75	–
	7	Risk in the context of our business activities		124	–
	8	Stress testing		73, 85	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	42	114-120	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	19
	12	Capital strategic planning		114-120	–
	13	RWA by business segments		–	20
	14	Analysis of capital requirement, and related measurement model information		75-79	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of RWA by risk type		–	20
	17	Basel back-testing		72, 75-77	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	33	92-93, 98-99	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	34, 36	94, 97	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	40-41	101-102	–
	21	Sources of funding and funding strategy	34-36	94-96	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	31-32	89-90	–
	23	Decomposition of market risk factors	28-30	85-90	–
	24	Market risk validation and back-testing		85	–
	25	Primary risk management techniques beyond reported risk measures and parameters		85-88	–
Credit risk	26	Bank’s credit risk profile	24-28	75-85, 187-194	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	65-71	131-136	*
	27	Policies for identifying impaired loans		77-79, 126, 157-160	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	23, 28
	29	Quantification of gross notional exposure for over-the-counter derivatives or exchange-traded derivatives		80	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk		78-79	*
Other	31	Other risk types		104-113	–
	32	Publicly known risk events		108-109, 236-237	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended July 31, 2025 and for the year ended October 31, 2024.

Royal Bank of Canada
  Third Quarter 2025   51

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	July 31 2025	October 31 2024

Assets
Cash and due from bank s	$34,927	$56,723

Interest-bearing deposits with banks	72,824	66,020

Securities
Trading	204,154	183,300
Investment, net of applicable allowance (Note 4)	333,858	256,618
	538,012	439,918

Assets purchased under reverse repurchase agreements and securities borrowed	265,832	350,803

Loans (Note 5)
Retail	644,791	626,978
Wholesale	387,941	360,439
	1,032,732	987,417
Allowance for loan losses (Note 5)	(7,272)	(6,037)
	1,025,460	981,380
Other
Customers’ liability under acceptances	18	35
Derivatives	155,023	150,612
Premises and equipment	6,742	6,852
Goodwill	19,316	19,286
Other intangibles	7,426	7,798
Other assets	102,313	92,155
	290,838	276,738
Total assets	$2,227,893	$2,171,582

Liabilities and equity
Deposits (Note 6)
Personal	$523,327	$522,139
Business and government	918,163	839,670
Bank	39,987	47,722
	1,481,477	1,409,531
Other
Acceptances	18	35
Obligations related to securities sold short	47,072	35,286
Obligations related to assets sold under repurchase agreements and securities loaned	266,287	305,321
Derivatives	158,862	163,763
Insurance contract liabilities	23,390	22,231
Other liabilities	101,323	94,677
	596,952	621,313

Subordinated debentures (Note 10)	13,832	13,546
Total liabilities	2,092,261	2,044,390

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 10)	11,498	9,031
Common shares (Note 10)	20,873	20,952
Retained earnings	94,971	88,608
Other components of equity	8,221	8,498
	135,563	127,089
Non-controlling interests	69	103
Total equity	135,632	127,192
Total liabilities and equity	$2,227,893	$2,171,582
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2025

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	July 31 2025	July 31 2024	July 31 2025	July 31 2024

Interest and dividend income (Note 3)
Loans	$14,033	$14,433	$41,847	$39,635
Securities	5,057	4,482	14,734	13,230
Assets purchased under reverse repurchase agreements and securities borrowed	5,524	6,632	16,760	20,864
Deposits and other	1,496	1,543	4,194	4,724
	26,110	27,090	77,535	78,453

Interest expense (Note 3)
Deposits and other	11,227	12,432	33,759	35,225
Other liabilities	6,377	7,124	18,945	22,364
Subordinated debentures	155	207	476	582
	17,759	19,763	53,180	58,171
Net interest income	8,351	7,327	24,355	20,282

Non-interest income
Insurance service result (Note 7)	279	214	789	604
Insurance investment result (Note 7)	48	28	208	228
Trading revenue	685	507	2,521	1,944
Investment management and custodial fees	2,642	2,382	7,853	6,824
Mutual fund revenue	1,273	1,151	3,720	3,248
Securities brokerage commissions	444	413	1,401	1,232
Service charges	598	587	1,817	1,698
Underwriting and other advisory fees	850	676	2,139	2,016
Foreign exchange revenue, other than trading	311	292	967	841
Card service revenue	339	324	984	941
Credit fees	395	405	1,200	1,234
Net gains on investment securities	18	28	118	157
Income (loss) from joint ventures and associates	25	(57)	60	(27)
Other	727	354	1,264	1,048
	8,634	7,304	25,041	21,988
Total revenue	16,985	14,631	49,396	42,270
Provision for credit losses (Notes 4 and 5)	881	659	3,355	2,392

Non-interest expense
Human resources (Note 8)	5,869	5,406	17,334	15,660
Equipment	684	629	2,069	1,863
Occupancy	410	443	1,267	1,291
Communications	357	342	1,062	1,021
Professional fees	528	547	1,568	1,868
Amortization of other intangibles	436	426	1,328	1,151
Other	948	806	2,590	2,377
	9,232	8,599	27,218	25,231
Income before income taxes	6,872	5,373	18,823	14,647
Income taxes (Note 9)	1,458	887	3,888	2,629
Net income	$5,414	$4,486	$14,935	$12,018

Net income attributable to:
Shareholders	$5,415	$4,483	$14,930	$12,011
Non-controlling interests	(1)	3	5	7
	$5,414	$4,486	$14,935	$12,018
Basic earnings per share (in dollars) (Note 11)	$3.76	$3.09	$10.33	$8.35
Diluted earnings per share (in dollars) (Note 11)	3.75	3.09	10.31	8.34
Dividends per common share (in dollars)	1.54	1.42	4.50	4.18
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2025   53

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Net income	$5,414	$4,486	$14,935	$12,018
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	220	243	190	1,113
Provision for credit losses recognized in income	(2)	–	(4)	–
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(22)	(22)	(113)	(114)
	196	221	73	999
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	369	548	(258)	228
Net foreign currency translation gains (losses) from hedging activities	(152)	(253)	155	(158)
Reclassification of losses (gains) on foreign currency translation to income	–	–	(13)	–
Reclassification of losses (gains) on net investment hedging activities to income	–	–	–	1
	217	295	(116)	71
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(322)	359	248	50
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(146)	(271)	(482)	(580)
	(468)	88	(234)	(530)
Items that will not be reclassified subsequently to income:
Remeasurement gains (losses) on employee benefit plans (Note 8)	278	37	327	183
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(576)	(47)	(613)	(1,061)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	30	2	68	76
	(268)	(8)	(218)	(802)
Total other comprehensive income (loss), net of taxes	(323)	596	(495)	(262)
Total comprehensive income (loss)	$5,091	$5,082	$14,440	$11,756
Total comprehensive income attributable to:
Shareholders	$5,092	$5,079	$14,435	$11,749
Non-controlling interests	(1)	3	5	7
	$5,091	$5,082	$14,440	$11,756
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$56	$6	$149	$302
Provision for credit losses recognized in income	(1)	(3)	(1)	(3)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(2)	(3)	(30)	(31)
Unrealized foreign currency translation gains (losses)	1	(1)	(6)	(11)
Net foreign currency translation gains (losses) from hedging activities	(56)	(96)	57	(63)
Reclassification of losses (gains) on foreign currency translation to income	–	–	–	–
Reclassification of losses (gains) on net investment hedging activities to income	–	–	–	–
Net gains (losses) on derivatives designated as cash flow hedges	(118)	117	98	(8)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(56)	(102)	(184)	(217)
Remeasurement gains (losses) on employee benefit plans	105	19	124	71
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(220)	(18)	(234)	(408)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	11	1	25	28
Total income tax expenses (recoveries)	$(280)	$(80)	$(2)	$(340)
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2025

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

	For the three months ended July 31, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$10,416	$20,975	$(53)	$(155)	$92,988	$(1,020)	$6,795	$2,501	$8,276	$132,447	$83	$132,530
Changes in equity
Issues of share capital and other equity instruments	1,708	22	–	–	(10)	–	–	–	–	1,720	–	1,720
Common shares purchased for cancellation	–	(81)	–	–	(874)	–	–	–	–	(955)	–	(955)
Redemption of preferred shares and other equity instruments	(600)	–	–	–	–	–	–	–	–	(600)	–	(600)
Sales of treasury shares and other equity instruments	–	–	1,910	1,311	–	–	–	–	–	3,221	–	3,221
Purchases of treasury shares and other equity instruments	–	–	(1,883)	(1,199)	–	–	–	–	–	(3,082)	–	(3,082)
Share-based compensation awards	–	–	–	–	4	–	–	–	–	4	–	4
Dividends on common shares	–	–	–	–	(2,165)	–	–	–	–	(2,165)	–	(2,165)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(125)	–	–	–	–	(125)	(13)	(138)
Other	–	–	–	–	6	–	–	–	–	6	–	6
Net income	–	–	–	–	5,415	–	–	–	–	5,415	(1)	5,414
Total other comprehensive income (loss), net of taxes	–	–	–	–	(268)	196	217	(468)	(55)	(323)	–	(323)
Balance at end of period	$11,524	$20,916	$(26)	$(43)	$94,971	$(824)	$7,012	$2,033	$8,221	$135,563	$69	$135,632

	For the three months ended July 31, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,420	$20,918	$19	$(71)	$83,774	$(1,082)	$6,388	$2,138	$7,444	$121,504	$100	$121,604
Changes in equity
Issues of share capital and other equity instruments	600	66	–	–	(4)	–	–	–	–	662	–	662
Common shares purchased for cancellation	–	(7)	–	–	(66)	–	–	–	–	(73)	–	(73)
Redemption of preferred shares and other equity instruments	(500)	–	–	–	–	–	–	–	–	(500)	–	(500)
Sales of treasury shares and other equity instruments	–	–	550	1,609	–	–	–	–	–	2,159	–	2,159
Purchases of treasury shares and other equity instruments	–	–	(597)	(1,729)	–	–	–	–	–	(2,326)	–	(2,326)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(2,009)	–	–	–	–	(2,009)	–	(2,009)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(106)	–	–	–	–	(106)	(2)	(108)
Other	–	–	–	–	3	–	–	–	–	3	–	3
Net income	–	–	–	–	4,483	–	–	–	–	4,483	3	4,486
Total other comprehensive income (loss), net of taxes	–	–	–	–	(8)	221	295	88	604	596	–	596
Balance at end of period	$9,520	$20,977	$(28)	$(191)	$86,065	$(861)	$6,683	$2,226	$8,048	$124,391	$101	$124,492

Royal Bank of Canada
  Third Quarter 2025   55

	For the nine months ended July 31, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192
Changes in equity
Issues of share capital and other equity instruments	3,104	58	–	–	(20)	–	–	–	–	3,142	–	3,142
Common shares purchased for cancellation	–	(155)	–	–	(1,626)	–	–	–	–	(1,781)	–	(1,781)
Redemption of preferred shares and other equity instruments	(600)	–	–	–	–	–	–	–	–	(600)	–	(600)
Sales of treasury shares and other equity instruments	–	–	3,141	4,218	–	–	–	–	–	7,359	–	7,359
Purchases of treasury shares and other equity instruments	–	–	(3,178)	(4,200)	–	–	–	–	–	(7,378)	–	(7,378)
Share-based compensation awards	–	–	–	–	23	–	–	–	–	23	–	23
Dividends on common shares	–	–	–	–	(6,344)	–	–	–	–	(6,344)	–	(6,344)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(355)	–	–	–	–	(355)	(39)	(394)
Other	–	–	–	–	(27)	–	–	–	–	(27)	–	(27)
Net income	–	–	–	–	14,930	–	–	–	–	14,930	5	14,935
Total other comprehensive income (loss), net of taxes	–	–	–	–	(218)	73	(116)	(234)	(277)	(495)	–	(495)
Balance at end of period	$11,524	$20,916	$(26)	$(43)	$94,971	$(824)	$7,012	$2,033	$8,221	$135,563	$69	$135,632

	For the nine months ended July 31, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,059	$(1,860)	$6,612	$2,756	$7,508	$115,048	$99	$115,147
Changes in equity
Issues of share capital and other equity instruments	2,720	1,586	–	–	(18)	–	–	–	–	4,288	–	4,288
Common shares purchased for cancellation	–	(7)	–	–	(66)	–	–	–	–	(73)	–	(73)
Redemption of preferred shares and other equity instruments	(523)	–	–	–	2	–	–	–	–	(521)	–	(521)
Sales of treasury shares and other equity instruments	–	–	1,067	3,948	–	–	–	–	–	5,015	–	5,015
Purchases of treasury shares and other equity instruments	–	–	(1,086)	(3,908)	–	–	–	–	–	(4,994)	–	(4,994)
Share-based compensation awards	–	–	–	–	6	–	–	–	–	6	–	6
Dividends on common shares	–	–	–	–	(5,906)	–	–	–	–	(5,906)	–	(5,906)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(231)	–	–	–	–	(231)	(5)	(236)
Other	–	–	–	–	10	–	–	–	–	10	–	10
Net income	–	–	–	–	12,011	–	–	–	–	12,011	7	12,018
Total other comprehensive income (loss), net of taxes	–	–	–	–	(802)	999	71	(530)	540	(262)	–	(262)
Balance at end of period	$9,520	$20,977	$(28)	$(191)	$86,065	$(861)	$6,683	$2,226	$8,048	$124,391	$101	$124,492
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2025

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Cash flows from operating activities
Net income	$5,414	$4,486	$14,935	$12,018
Adjustments for non-cash items and others
Provision for credit losses	881	659	3,355	2,392
Depreciation	318	333	962	991
Deferred income taxes	127	(776)	(105)	(1,628)
Amortization and impairment of other intangibles	450	430	1,360	1,169
Net changes in investments in joint ventures and associates	(25)	57	(60)	27
Losses (Gains) on investment securities	(18)	(28)	(118)	(157)
Losses (Gains) on disposition of businesses	–	34	–	29
Adjustments for net changes in operating assets and liabilities
Insurance contract liabilities	(17)	(46)	1,159	2,127
Net change in accrued interest receivable and payable	(1,271)	(832)	(1,927)	757
Current income taxes	(206)	780	(60)	665
Derivative assets	33,188	14,540	(4,411)	30,156
Derivative liabilities	(35,482)	(9,684)	(4,901)	(19,286)
Trading securities	(15,017)	(6,875)	(20,854)	11,745
Loans, net of securitizations	(18,835)	(11,341)	(47,070)	(45,057)
Assets purchased under reverse repurchase agreements and securities borrowed	36,095	(23,604)	84,971	15,234
Obligations related to assets sold under repurchase agreements and securities loaned	(15,039)	24,652	(39,034)	(36,529)
Obligations related to securities sold short	249	2,485	11,786	(587)
Deposits	34,691	33,662	71,946	43,352
Brokers and dealers receivable and payable	2,965	(865)	2,876	(857)
Other	532	(4,848)	(4,805)	(10,588)
Net cash from (used in) operating activities	29,000	23,219	70,005	5,973
Cash flows from investing activities
Change in interest-bearing deposits with banks	(6,854)	(18,950)	(6,804)	13,677
Proceeds from sales and maturities of investment securities	49,363	38,794	159,481	147,325
Purchases of investment securities	(79,950)	(46,838)	(236,975)	(154,558)
Net acquisitions of premises and equipment and other intangibles	(530)	(717)	(1,694)	(1,609)
Net proceeds from (cash transferred for) dispositions	–	5	–	15
Cash used in acquisitions, net of cash acquired	–	–	–	(12,716)
Net cash from (used in) investing activities	(37,971)	(27,706)	(85,992)	(7,866)
Cash flows from financing activities
Issuance of subordinated debentures	1,491	1,250	2,991	3,250
Repayment of subordinated debentures	(1,250)	(1,500)	(2,750)	(1,500)
Issue of common shares, net of issuance costs	20	63	54	119
Common shares purchased for cancellation	(955)	(73)	(1,781)	(73)
Issue of preferred shares and other equity instruments, net of issuance costs	1,698	596	3,084	2,702
Redemption of preferred shares and other equity instruments	(600)	(500)	(600)	(521)
Sales of treasury shares and other equity instruments	3,221	2,159	7,359	5,015
Purchases of treasury shares and other equity instruments	(3,082)	(2,326)	(7,378)	(4,994)
Dividends paid on shares and distributions paid on other equity instruments	(2,199)	(2,020)	(6,510)	(4,522)
Dividends/distributions paid to non-controlling interests	(12)	(2)	(26)	(5)
Change in short-term borrowings of subsidiaries	(2,068)	(688)	–	(4,507)
Repayment of lease liabilities	(168)	135	(493)	(175)
Net cash from (used in) financing activities	(3,904)	(2,906)	(6,050)	(5,211)
Effect of exchange rate changes on cash and due from banks	(819)	1,250	241	345
Net change in cash and due from banks	(13,694)	(6,143)	(21,796)	(6,759)
Cash and due from banks at beginning of period (1)	48,621	61,373	56,723	61,989
Cash and due from banks at end of period (1)	$34,927	$55,230	$34,927	$55,230
Cash flows from operating activities include:
Amount of interest paid	$17,891	$20,372	$53,735	$56,080
Amount of interest received	24,585	26,499	74,901	76,379
Amount of dividends received	988	815	3,038	2,671
Amount of income taxes paid	1,203	767	3,913	2,843

(1)	We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities, and other counterparties. The total balances were $2 billion as at July 31, 2025 (April 30, 2025 – $2 billion; October 31, 2024 – $2 billion; July 31, 2024 – $2 billion; April 30, 2024 – $2 billion; October 31, 2023 – $3 billion).
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2025   57

Note 1 General information
Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2024 Annual Consolidated Financial Statements and the accompanying notes included on pages 148 to 247 in our 2024 Annual Report. Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. On August 26, 2025, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of material accounting policies, estimates and judgments
The Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2024 Annual Consolidated Financial Statements. Our material accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2024 Annual Consolidated Financial Statements.

Note 3 Fair value of financial instruments
Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying values and fair values for financial instruments classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI), and financial instruments measured at amortized cost. Embedded derivatives are presented on a combined basis with the host contracts in the Interim Condensed Consolidated Balance Sheets. Refer to Note 2 and Note 3 of our audited 2024 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at July 31, 2025
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$66,261	$–	$–	$6,563	$6,563	$72,824	$72,824
Securities
Trading	198,389	5,765	–	–	–	–	204,154	204,154
Investment, net of applicable allowance	–	–	231,823	1,370	100,665	97,508	333,858	330,701
	198,389	5,765	231,823	1,370	100,665	97,508	538,012	534,855
Assets purchased under reverse repurchase agreements and securities borrowed	200,628	–	–	–	65,204	65,204	265,832	265,832
Loans, net of applicable allowance
Retail	982	–	440	–	639,508	638,361	640,930	639,783
Wholesale	10,608	–	693	–	373,229	371,029	384,530	382,330
	11,590	–	1,133	–	1,012,737	1,009,390	1,025,460	1,022,113
Other
Derivatives	155,023	–	–	–	–	–	155,023	155,023
Other assets (1)	12,592	–	–	–	54,821	54,821	67,413	67,413
Financial liabilities
Deposits
Personal	$782	$39,347			$483,198	$484,867	$523,327	$524,996
Business and government (2)	246	161,091			756,826	758,367	918,163	919,704
Bank (3)	–	2,612			37,375	37,383	39,987	39,995
	1,028	203,050			1,277,399	1,280,617	1,481,477	1,484,695
Other
Obligations related to securities sold short	47,072	–			–	–	47,072	47,072
Obligations related to assets sold under repurchase agreements and securities loaned	–	233,863			32,424	32,424	266,287	266,287
Derivatives	158,862	–			–	–	158,862	158,862
Other liabilities (4)	323	18,359			56,307	56,313	74,989	74,995
Subordinated debentures	–	239			13,593	13,728	13,832	13,967

Royal Bank of Canada
  Third Quarter 2025

Note 3 Fair value of financial instruments (continued)

	As at October 31, 2024
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$53,996	$–	$–	$12,024	$12,024	$66,020	$66,020
Securities
Trading	182,346	954	–	–	–	–	183,300	183,300
Investment, net of applicable allowance	–	–	155,118	1,242	100,258	96,336	256,618	252,696
	182,346	954	155,118	1,242	100,258	96,336	439,918	435,996
Assets purchased under reverse repurchase agreements and securities borrowed	284,311	–	–	–	66,492	66,492	350,803	350,803
Loans, net of applicable allowance
Retail	915	–	580	–	622,098	619,320	623,593	620,815
Wholesale	6,177	2,030	1,003	–	348,577	345,561	357,787	354,771
	7,092	2,030	1,583	–	970,675	964,881	981,380	975,586
Other
Derivatives	150,612	–	–	–	–	–	150,612	150,612
Other assets (1)	11,770	–	–	–	50,093	50,093	61,863	61,863
Financial liabilities
Deposits
Personal	$508	$33,799			$487,832	$490,170	$522,139	$524,477
Business and government (2)	191	156,238			683,241	684,748	839,670	841,177
Bank (3)	–	10,530			37,192	37,183	47,722	47,713
	699	200,567			1,208,265	1,212,101	1,409,531	1,413,367
Other
Obligations related to securities sold short	35,286	–			–	–	35,286	35,286
Obligations related to assets sold under repurchase agreements and securities loaned	–	270,663			34,658	34,658	305,321	305,321
Derivatives	163,763	–			–	–	163,763	163,763
Other liabilities (4)	(1,407)	–			69,597	69,850	68,190	68,443
Subordinated debentures	–	–			13,546	13,602	13,546	13,602

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes Acceptances and financial instruments recognized in Other liabilities.

Royal Bank of Canada
  Third Quarter 2025   59

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	July 31, 2025						October 31, 2024
	Fair value measurements using			Netting adjustments			Fair value measurements using			Netting adjustments
(Millions of Canadian dollars)	Level 1	Level 2	Level 3			Fair value	Level 1	Level 2	Level 3			Fair value
Financial assets
Interest-bearing deposits with banks	$–	$66,261	$–	$		$66,261	$–	$53,996	$–	$		$53,996
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	14,332	2,991	–			17,323	11,611	2,173	–			13,784
Provincial and municipal	–	15,577	–			15,577	–	16,588	–			16,588
U.S. federal, state, municipal and agencies (1), (2)	1,881	38,287	–			40,168	1,852	29,136	–			30,988
Other OECD government (3)	9,033	6,304	–			15,337	2,481	2,153	–			4,634
Mortgage-backed securities (1)	–	73	–			73	–	3	–			3
Asset-backed securities	–	1,210	–			1,210	–	1,434	–			1,434
Corporate debt and other debt	–	23,550	83			23,633	–	26,195	–			26,195
Equities	85,726	2,429	2,678			90,833	84,814	2,316	2,544			89,674
	110,972	90,421	2,761			204,154	100,758	79,998	2,544			183,300
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	33,838	12,237	–			46,075	4,623	8,546	–			13,169
Provincial and municipal	–	9,402	–			9,402	–	7,554	–			7,554
U.S. federal, state, municipal and agencies (1), (2)	142	111,773	–			111,915	42	80,224	–			80,266
Other OECD government	6,558	11,543	–			18,101	2,370	7,786	–			10,156
Mortgage-backed securities (1)	–	2,654	29			2,683	–	2,603	31			2,634
Asset-backed securities	–	9,922	–			9,922	–	9,357	–			9,357
Corporate debt and other debt	–	33,591	134			33,725	–	31,839	143			31,982
Equities	492	304	574			1,370	432	304	506			1,242
	41,030	191,426	737			233,193	7,467	148,213	680			156,360
Assets purchased under reverse repurchase agreements and securities borrowed	–	200,628	–			200,628	–	284,311	–			284,311
Loans	–	11,574	1,149			12,723	–	8,924	1,781			10,705
Other
Derivatives
Interest rate contracts	–	26,327	261			26,588	–	27,719	354			28,073
Foreign exchange contracts	–	94,322	–			94,322	–	98,480	3			98,483
Credit derivatives	–	400	–			400	–	273	–			273
Other contracts	1,599	34,830	79			36,508	2,553	23,830	21			26,404
Valuation adjustments	–	(1,032)	13			(1,019)	–	(1,067)	14			(1,053)
Total gross derivatives	1,599	154,847	353			156,799	2,553	149,235	392			152,180
Netting adjustments					(1,776)	(1,776)					(1,568)	(1,568)
Total derivatives						155,023						150,612
Other assets	5,749	6,839	4			12,592	5,291	6,472	7			11,770
	$159,350	$721,996	$5,004		$(1,776)	$884,574	$116,069	$731,149	$5,404		$(1,568)	$851,054
Financial liabilities
Deposits
Personal	$–	$39,560	$569	$		$40,129	$–	$33,829	$478	$		$34,307
Business and government	–	161,337	–			161,337	–	156,429	–			156,429
Bank	–	2,612	–			2,612	–	10,530	–			10,530
Other
Obligations related to securities sold short	16,877	30,195	–			47,072	15,172	20,114	–			35,286
Obligations related to assets sold under repurchase agreements and securities loaned	–	233,863	–			233,863	–	270,663	–			270,663
Derivatives
Interest rate contracts	–	21,497	907			22,404	–	24,852	847			25,699
Foreign exchange contracts	–	88,524	46			88,570	–	93,164	54			93,218
Credit derivatives	–	257	–			257	–	218	–			218
Other contracts	2,963	46,362	375			49,700	3,212	42,961	324			46,497
Valuation adjustments	–	(288)	(5)			(293)	–	(297)	(4)			(301)
Total gross derivatives	2,963	156,352	1,323			160,638	3,212	160,898	1,221			165,331
Netting adjustments					(1,776)	(1,776)					(1,568)	(1,568)
Total derivatives						158,862						163,763
Other liabilities	323	18,359	–			18,682	287	(1,694)	–			(1,407)
Subordinated debentures	–	239	–			239	–	–	–			–
	$20,163	$642,517	$1,892		$(1,776)	$662,796	$18,671	$650,769	$1,699		$(1,568)	$669,571

(1)	As at July 31, 2025, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of Trading securities were $18,164 million and $70 million (October 31, 2024 – $17,154 million and $nil), respectively, and in all fair value levels of Investment securities were $27,577 million and $2,683 million (October 31, 2024 – $27,048 million and $2,568 million), respectively.
(2)	United States (U.S.).
(3)	Organisation for Economic Co-operation and Development (OECD).

Royal Bank of Canada
  Third Quarter 2025

Note 3 Fair value of financial instruments (continued)

Fair value measurements using significant unobservable inputs (Level 3 Instruments)
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
During the three months ended July 31, 2025, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at July 31, 2025, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our audited 2024 Annual Consolidated Financial Statements.
Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended July 31, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$32	$–	$–	$3	$(3)	$51	$–	$83	$–
Equities	2,655	(104)	6	159	(31)	1	(8)	2,678	(81)
	2,687	(104)	6	162	(34)	52	(8)	2,761	(81)
Investment
Mortgage-backed securities	31	–	(2)	–	–	–	–	29	n.a.
Corporate debt and other debt	134	–	3	–	(3)	–	–	134	n.a.
Equities	570	–	5	–	(1)	–	–	574	n.a.
	735	–	6	–	(4)	–	–	737	n.a.
Loans	1,207	(63)	(3)	20	(1)	–	(11)	1,149	(62)
Other
Net derivative balances (3)
Interest rate contracts	(522)	(68)	1	34	(42)	(28)	(21)	(646)	(81)
Foreign exchange contracts	(53)	7	(1)	1	–	–	–	(46)	7
Other contracts	(392)	(48)	(2)	(22)	(7)	(27)	202	(296)	(34)
Valuation adjustments	25	–	–	–	(7)	–	–	18	–
Other assets	5	–	–	–	(1)	–	–	4	–
	$3,692	$(276)	$7	$195	$(96)	$(3)	$162	$3,681	$(251)
Liabilities
Deposits	$(542)	$(51)	$(1)	$(208)	$27	$(61)	$267	$(569)	$(32)
	$(542)	$(51)	$(1)	$(208)	$27	$(61)	$267	$(569)	$(32)

Royal Bank of Canada
  Third Quarter 2025   61

	For the three months ended July 31, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Equities	2,392	(136)	2	216	(38)	1	(1)	2,436	(117)
	2,392	(136)	2	216	(38)	1	(1)	2,436	(117)
Investment
Mortgage-backed securities	30	–	(1)	–	–	–	–	29	n.a.
Corporate debt and other debt	144	–	6	–	(4)	–	–	146	n.a.
Equities	476	–	11	–	(3)	–	–	484	n.a.
	650	–	16	–	(7)	–	–	659	n.a.
Loans	1,837	(33)	21	78	(84)	9	(14)	1,814	(30)
Other
Net derivative balances (3)
Interest rate contracts	(647)	43	–	(66)	122	18	(18)	(548)	43
Foreign exchange contracts	(27)	(9)	1	(1)	–	–	(10)	(46)	(9)
Other contracts	(298)	(24)	(1)	(11)	4	(198)	132	(396)	(13)
Valuation adjustments	(6)	–	–	–	16	–	–	10	–
Other assets	9	–	–	–	(1)	–	–	8	–
	$3,910	$(159)	$39	$216	$12	$(170)	$89	$3,937	$(126)
Liabilities
Deposits	$(633)	$(39)	$–	$(60)	$38	$(3)	$89	$(608)	$(23)
	$(633)	$(39)	$–	$(60)	$38	$(3)	$89	$(608)	$(23)

	For the nine months ended July 31, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$3	$(3)	$83	$–	$83	$–
Equities	2,544	(174)	(8)	493	(171)	2	(8)	2,678	(129)
	2,544	(174)	(8)	496	(174)	85	(8)	2,761	(129)
Investment
Mortgage-backed securities	31	–	(2)	–	–	–	–	29	n.a.
Corporate debt and other debt	143	–	5	–	(14)	–	–	134	n.a.
Equities	506	–	40	32	(4)	–	–	574	n.a.
	680	–	43	32	(18)	–	–	737	n.a.
Loans	1,781	32	(3)	161	(815)	7	(14)	1,149	(43)
Other
Net derivative balances (3)
Interest rate contracts	(493)	(103)	3	(5)	(37)	(19)	8	(646)	(115)
Foreign exchange contracts	(51)	(4)	2	2	(1)	–	6	(46)	(16)
Other contracts	(303)	32	1	(34)	–	(301)	309	(296)	75
Valuation adjustments	18	–	–	6	(6)	–	–	18	–
Other assets	7	–	–	–	(3)	–	–	4	–
	$4,183	$(217)	$38	$658	$(1,054)	$(228)	$301	$3,681	$(228)
Liabilities
Deposits	$(478)	$(42)	$–	$(609)	$115	$(271)	$716	$(569)	$14
	$(478)	$(42)	$–	$(609)	$115	$(271)	$716	$(569)	$14

Royal Bank of Canada
  Third Quarter 2025

Note 3 Fair value of financial instruments (continued)

	For the nine months ended July 31, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Equities	2,266	(190)	(6)	445	(78)	1	(2)	2,436	(149)
	2,266	(190)	(6)	445	(78)	1	(2)	2,436	(149)
Investment
Mortgage-backed securities	29	–	–	–	–	–	–	29	n.a.
Corporate debt and other debt	149	–	10	–	(13)	–	–	146	n.a.
Equities	466	–	16	3	(3)	2	–	484	n.a.
	644	–	26	3	(16)	2	–	659	n.a.
Loans	1,859	(87)	25	445	(324)	50	(154)	1,814	(81)
Other
Net derivative balances (3)
Interest rate contracts	(662)	46	–	(80)	135	30	(17)	(548)	55
Foreign exchange contracts	(49)	(10)	6	14	3	2	(12)	(46)	(3)
Other contracts	(438)	(139)	5	(59)	5	(284)	514	(396)	1
Valuation adjustments	3	–	–	(1)	8	–	–	10	–
Other assets	11	–	–	–	(3)	–	–	8	–
	$3,634	$(380)	$56	$767	$(270)	$(199)	$329	$3,937	$(177)
Liabilities
Deposits	$(383)	$(90)	$1	$(417)	$76	$(93)	$298	$(608)	$(44)
	$(383)	$(90)	$1	$(417)	$76	$(93)	$298	$(608)	$(44)

(1)
These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $2 million for the three months ended July 31, 2025 (July 31, 2024 – gains of $10 million) and gains of $33 million for the nine months ended July 31, 2025 (July 31, 2024 – gains of $20 million), excluding the translation gains or losses arising on consolidation.

(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at July 31, 2025 included derivative assets of $353 million (July 31, 2024 – $401 million) and derivative liabilities of $1,323 million (July 31, 2024 – $1,381 million).
n.a.	not applicable
Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.
Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
During the three months ended July 31, 2025, there were no significant transfers out of Level 1 to Level 2. During the three months ended July 31, 2024, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $564 million and Investment U.S. federal, state, municipal and agencies debt of $417 million.
During the three months ended July 31, 2025 and July 31, 2024, there were no significant transfers out of Level 2 to Level 1.
During the nine months ended July 31, 2025, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $938 million. During the nine months ended July 31, 2024, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $1,038 million and Trading U.S. federal, state, municipal and agencies debt of $822 million.
During the nine months ended July 31, 2025 and July 31, 2024, there were no significant transfers out of Level 2 to Level 1.
Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.
During the three months ended July 31, 2025, there were no significant transfers out of Level 2 to Level 3. During the three months ended July 31, 2024, transfers out of Level 2 to Level 3 included Other contracts due to changes in the significance of unobservable inputs.
During the three months ended July 31, 2025, transfers out of Level 3 to Level 2 included Deposits and Other contracts due to changes in the significance of unobservable inputs. During the three months ended July 31, 2024, transfers out of Level 3 to Level 2 included Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs.

Royal Bank of Canada
  Third Quarter 2025   63

During the nine months ended July 31, 2025, transfers out of Level 2 to Level 3 included Other contracts and Deposits due to changes in the significance of unobservable inputs. During the nine months ended July 31, 2024, transfers out of Level 2 to Level 3 included Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs.
During the nine months ended July 31, 2025, transfers out of Level 3 to Level 2 included Deposits and Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the nine months ended July 31, 2024, transfers out of Level 3 to Level 2 included Other contracts, Deposits and Loans due to changes in the significance of unobservable inputs and changes in the market observability of inputs.
Net interest income from financial instruments
Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$7,679	$8,678	$22,932	$27,583
Financial instruments measured at fair value through other comprehensive income	2,240	1,927	6,395	5,162
Financial instruments measured at amortized cost	16,191	16,485	48,208	45,708
	26,110	27,090	77,535	78,453
Interest expense (1)
Financial instruments measured at fair value through profit or loss	7,623	8,432	22,985	26,227
Financial instruments measured at amortized cost	10,136	11,331	30,195	31,944
	17,759	19,763	53,180	58,171
Net interest income	$8,351	$7,327	$24,355	$20,282

(1)	Excludes interest and dividend income for the three months ended July 31, 2025 of $300 million (July 31, 2024 – $222 million) and for the nine months ended July 31, 2025 of $957 million (July 31, 2024 – $656 million), and interest expense for the three months ended July 31, 2025 of $52 million (July 31, 2024 – $54 million) and for the nine months ended July 31, 2025 of $170 million (July 31, 2024 – $77 million) presented in Insurance investment result in the Interim Condensed Consolidated Statements of Income.
(2)	Includes dividend income for the three months ended July 31, 2025 of $905 million (July 31, 2024 – $778 million) and for the nine months ended July 31, 2025 of $2,904 million (July 31, 2024 – $2,511 million) presented in Interest and dividend income in the Interim Condensed Consolidated Statements of Income.

Note 4 Securities
Unrealized gains and losses on securities at FVOCI
(1), (2)

	As at
	July 31, 2025				October 31, 2024
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal	$46,054	$44	$(23)	$46,075	$13,165	$31	$(27)	$13,169
Provincial and municipal	9,442	29	(69)	9,402	7,563	27	(36)	7,554
U.S. federal, state, municipal and agencies	113,122	280	(1,487)	111,915	81,632	333	(1,699)	80,266
Other OECD government	18,123	17	(39)	18,101	10,199	6	(49)	10,156
Mortgage-backed securities	2,685	6	(8)	2,683	2,646	3	(15)	2,634
Asset-backed securities	9,914	12	(4)	9,922	9,343	17	(3)	9,357
Corporate debt and other debt	33,644	111	(30)	33,725	31,932	101	(51)	31,982
Equities	763	612	(5)	1,370	728	519	(5)	1,242
	$233,747	$1,111	$(1,665)	$233,193	$157,208	$1,037	$(1,885)	$156,360

(1)	Excludes $100,665 million of held-to-collect securities as at July 31, 2025 that are carried at amortized cost, net of allowance for credit losses (October 31, 2024 – $100,258 million).
(2)	Gross unrealized gains and losses includes $(39) million of allowance for credit losses on debt securities at FVOCI as at July 31, 2025 (October 31, 2024 – $(35) million) recognized in income and Other components of equity.
Allowance for credit losses on investment securities
The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Royal Bank of Canada
  Third Quarter 2025

Note 4 Securities (continued)

Allowance for credit losses – securities at FVOCI
(1)

	For the three months ended
	July 31, 2025				July 31, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$5	$–	$(40)	$(35)	$6	$–	$(39)	$(33)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	1	–	–	1	2	–	–	2
Sales and maturities	(1)	–	–	(1)	(1)	–	–	(1)
Changes in risk, parameters and exposures	–	–	(4)	(4)	(2)	–	(2)	(4)
Exchange rate and other	(1)	–	1	–	–	–	1	1
Balance at end of period	$4	$–	$(43)	$(39)	$5	$–	$(40)	$(35)

	For the nine months ended
	July 31, 2025				July 31, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$6	$–	$(41)	$(35)	$4	$–	$(37)	$(33)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	5	–	–	5	8	–	–	8
Sales and maturities	(3)	–	–	(3)	(3)	–	–	(3)
Changes in risk, parameters and exposures	(4)	–	(8)	(12)	(5)	–	(6)	(11)
Exchange rate and other	–	–	6	6	1	–	3	4
Balance at end of period	$4	$–	$(43)	$(39)	$5	$–	$(40)	$(35)

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit-impaired securities.
Allowance for credit losses – securities at amortized cost

	For the three months ended
	July 31, 2025				July 31, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$6	$8	$–	$14	$8	$13	$–	$21
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	3	–	–	3	2	–	–	2
Sales and maturities	–	–	–	–	(2)	–	–	(2)
Changes in risk, parameters and exposures	(3)	–	–	(3)	–	(2)	–	(2)
Exchange rate and other	1	(1)	–	–	(1)	1	–	–
Balance at end of period	$7	$7	$–	$14	$7	$12	$–	$19

	For the nine months ended
	July 31, 2025				July 31, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$6	$8	$–	$14	$8	$15	$–	$23
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	5	–	–	5	6	–	–	6
Sales and maturities	–	–	–	–	(2)	–	–	(2)
Changes in risk, parameters and exposures	(4)	(1)	–	(5)	(4)	(3)	–	(7)
Exchange rate and other	–	–	–	–	(1)	–	–	(1)
Balance at end of period	$7	$7	$–	$14	$7	$12	$–	$19

Royal Bank of Canada
  Third Quarter 2025   65

Credit risk exposure by internal risk rating
The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of our 2024 Annual Report.

	As at
	July 31, 2025				October 31, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$230,817	$5	$–	$230,822	$154,100	$–	$–	$154,100
Non-investment grade	867	–	–	867	875	–	–	875
Impaired	–	–	134	134	–	–	143	143
	231,684	5	134	231,823	154,975	–	143	155,118
Items not subject to impairment (2)				1,370				1,242
				$233,193				$156,360
Securities at amortized cost
Investment grade	$99,512	$–	$–	$99,512	$99,224	$–	$–	$99,224
Non-investment grade	1,008	159	–	1,167	856	192	–	1,048
	100,520	159	–	100,679	100,080	192	–	100,272
Allowance for credit losses	7	7	–	14	6	8	–	14
	$100,513	$152	$–	$100,665	$100,074	$184	$–	$100,258

(1)	Reflects $134 million of purchased credit-impaired securities (October 31, 2024 – $143 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Note 5 Loans and allowance for credit losses
Allowance for credit losses

	For the three months ended
	July 31, 2025					July 31, 2024
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$730	$46	$1	$(10)	$767	$569	$36	$(2)	$(4)	$599
Personal	1,633	184	(197)	3	1,623	1,371	188	(154)	(8)	1,397
Credit cards	1,320	217	(214)	–	1,323	1,139	169	(155)	3	1,156
Small business	343	34	(25)	(7)	345	230	46	(24)	(6)	246
Wholesale	3,455	405	(187)	(89)	3,584	2,714	246	(202)	(50)	2,708
Customers’ liability under acceptances	–	(1)	–	1	–	51	(20)	–	1	32
	$7,481	$885	$(622)	$(102)	$7,642	$6,074	$665	$(537)	$(64)	$6,138
Presented as:
Allowance for loan losses	$7,125				$7,272	$5,715				$5,798
Other liabilities – Provisions	353				367	302				303
Customers’ liability under acceptances	–				–	51				32
Other components of equity	3				3	6				5

Royal Bank of Canada
  Third Quarter 2025

Note 5 Loans and allowance for credit losses (continued)

	For the nine months ended
	July 31, 2025					July 31, 2024
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$572	$240	$(3)	$(42)	$767	$481	$138	$(8)	$(12)	$599
Personal	1,482	719	(564)	(14)	1,623	1,228	603	(427)	(7)	1,397
Credit cards	1,233	697	(606)	(1)	1,323	1,069	575	(490)	2	1,156
Small business	272	168	(77)	(18)	345	194	122	(58)	(12)	246
Wholesale	2,793	1,535	(536)	(208)	3,584	2,326	980	(484)	(114)	2,708
Customers’ liability under acceptances	–	(1)	–	1	–	50	(19)	–	1	32
	$6,352	$3,358	$(1,786)	$(282)	$7,642	$5,348	$2,399	$(1,467)	$(142)	$6,138
Presented as:
Allowance for loan losses	$6,037				$7,272	$5,004				$5,798
Other liabilities – Provisions	311				367	288				303
Customers’ liability under acceptances	–				–	50				32
Other components of equity	4				3	6				5
The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in stage 1 and stage 2.

Royal Bank of Canada
  Third Quarter 2025   67

Allowance for credit losses – Retail and wholesale loans

	For the three months ended
	July 31, 2025				July 31, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$259	$209	$262	$730	$245	$118	$206	$569
Provision for credit losses
Transfers to stage 1	57	(53)	(4)	–	39	(37)	(2)	–
Transfers to stage 2	(15)	15	–	–	(8)	8	–	–
Transfers to stage 3	(2)	(12)	14	–	(2)	(13)	15	–
Originations	27	–	–	27	21	–	–	21
Maturities	(7)	(6)	–	(13)	(5)	(6)	–	(11)
Changes in risk, parameters and exposures	(50)	66	16	32	(66)	68	24	26
Write-offs	–	–	(3)	(3)	–	–	(6)	(6)
Recoveries	–	–	4	4	–	–	4	4
Exchange rate and other	(1)	2	(11)	(10)	(1)	1	(4)	(4)
Balance at end of period	$268	$221	$278	$767	$223	$139	$237	$599

Personal
Balance at beginning of period	$304	$1,110	$219	$1,633	$296	$887	$188	$1,371
Provision for credit losses
Transfers to stage 1	155	(155)	–	–	149	(148)	(1)	–
Transfers to stage 2	(22)	22	–	–	(17)	18	(1)	–
Transfers to stage 3	(1)	(42)	43	–	(2)	(36)	38	–
Originations	26	–	–	26	27	–	–	27
Maturities	(13)	(62)	–	(75)	(12)	(48)	–	(60)
Changes in risk, parameters and exposures	(157)	238	152	233	(141)	226	136	221
Write-offs	–	–	(237)	(237)	–	–	(190)	(190)
Recoveries	–	–	40	40	–	–	36	36
Exchange rate and other	1	(1)	3	3	3	(4)	(7)	(8)
Balance at end of period	$293	$1,110	$220	$1,623	$303	$895	$199	$1,397

Credit cards
Balance at beginning of period	$202	$1,118	$–	$1,320	$192	$947	$–	$1,139
Provision for credit losses
Transfers to stage 1	169	(169)	–	–	151	(151)	–	–
Transfers to stage 2	(27)	27	–	–	(26)	26	–	–
Transfers to stage 3	(1)	(159)	160	–	(1)	(127)	128	–
Originations	7	–	–	7	10	–	–	10
Maturities	(2)	(13)	–	(15)	(1)	(15)	–	(16)
Changes in risk, parameters and exposures	(135)	306	54	225	(123)	270	28	175
Write-offs	–	–	(262)	(262)	–	–	(210)	(210)
Recoveries	–	–	48	48	–	–	55	55
Exchange rate and other	–	–	–	–	2	2	(1)	3
Balance at end of period	$213	$1,110	$–	$1,323	$204	$952	$–	$1,156

Small business
Balance at beginning of period	$98	$114	$131	$343	$74	$78	$78	$230
Provision for credit losses
Transfers to stage 1	14	(14)	–	–	15	(15)	–	–
Transfers to stage 2	(6)	6	–	–	(5)	5	–	–
Transfers to stage 3	–	(4)	4	–	–	(1)	1	–
Originations	12	–	–	12	11	–	–	11
Maturities	(6)	(7)	–	(13)	(5)	(5)	–	(10)
Changes in risk, parameters and exposures	(16)	16	35	35	(10)	14	41	45
Write-offs	–	–	(31)	(31)	–	–	(27)	(27)
Recoveries	–	–	6	6	–	–	3	3
Exchange rate and other	–	2	(9)	(7)	–	1	(7)	(6)
Balance at end of period	$96	$113	$136	$345	$80	$77	$89	$246

Wholesale
Balance at beginning of period	$946	$1,104	$1,405	$3,455	$757	$924	$1,033	$2,714
Provision for credit losses
Transfers to stage 1	107	(107)	–	–	101	(101)	–	–
Transfers to stage 2	(33)	34	(1)	–	(26)	29	(3)	–
Transfers to stage 3	(3)	(35)	38	–	(1)	(7)	8	–
Originations	168	–	–	168	150	–	–	150
Maturities	(133)	(121)	–	(254)	(96)	(109)	–	(205)
Changes in risk, parameters and exposures	(169)	258	402	491	(108)	198	211	301
Write-offs	–	–	(210)	(210)	–	–	(211)	(211)
Recoveries	–	–	23	23	–	–	9	9
Exchange rate and other	1	3	(93)	(89)	1	1	(52)	(50)
Balance at end of period	$884	$1,136	$1,564	$3,584	$778	$935	$995	$2,708

Royal Bank of Canada
  Third Quarter 2025

Note 5 Loans and allowance for credit losses (continued)

	For the nine months ended
	July 31, 2025				July 31, 2024
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$215	$126	$231	$572	$223	$90	$168	$481
Provision for credit losses
Transfers to stage 1	116	(112)	(4)	–	72	(70)	(2)	–
Transfers to stage 2	(33)	39	(6)	–	(18)	26	(8)	–
Transfers to stage 3	(4)	(36)	40	–	(4)	(29)	33	–
Originations	74	–	–	74	72	–	–	72
Maturities	(17)	(20)	–	(37)	(13)	(13)	–	(26)
Changes in risk, parameters and exposures	(83)	224	62	203	(110)	135	67	92
Write-offs	–	–	(12)	(12)	–	–	(17)	(17)
Recoveries	–	–	9	9	–	–	9	9
Exchange rate and other	–	–	(42)	(42)	1	–	(13)	(12)
Balance at end of period	$268	$221	$278	$767	$223	$139	$237	$599

Personal
Balance at beginning of period	$305	$966	$211	$1,482	$280	$793	$155	$1,228
Provision for credit losses
Transfers to stage 1	440	(439)	(1)	–	408	(407)	(1)	–
Transfers to stage 2	(75)	78	(3)	–	(54)	57	(3)	–
Transfers to stage 3	(3)	(121)	124	–	(3)	(95)	98	–
Originations	79	–	–	79	88	–	–	88
Maturities	(39)	(168)	–	(207)	(33)	(134)	–	(167)
Changes in risk, parameters and exposures	(415)	796	466	847	(383)	681	384	682
Write-offs	–	–	(675)	(675)	–	–	(525)	(525)
Recoveries	–	–	111	111	–	–	98	98
Exchange rate and other	1	(2)	(13)	(14)	–	–	(7)	(7)
Balance at end of period	$293	$1,110	$220	$1,623	$303	$895	$199	$1,397

Credit cards
Balance at beginning of period	$207	$1,026	$–	$1,233	$203	$866	$–	$1,069
Provision for credit losses
Transfers to stage 1	503	(503)	–	–	426	(426)	–	–
Transfers to stage 2	(83)	83	–	–	(81)	81	–	–
Transfers to stage 3	(2)	(442)	444	–	(2)	(353)	355	–
Originations	12	–	–	12	23	–	–	23
Maturities	(4)	(40)	–	(44)	(3)	(36)	–	(39)
Changes in risk, parameters and exposures	(418)	986	161	729	(364)	819	136	591
Write-offs	–	–	(742)	(742)	–	–	(670)	(670)
Recoveries	–	–	136	136	–	–	180	180
Exchange rate and other	(2)	–	1	(1)	2	1	(1)	2
Balance at end of period	$213	$1,110	$–	$1,323	$204	$952	$–	$1,156

Small business
Balance at beginning of period	$80	$86	$106	$272	$70	$66	$58	$194
Provision for credit losses
Transfers to stage 1	37	(37)	–	–	27	(27)	–	–
Transfers to stage 2	(17)	17	–	–	(14)	14	–	–
Transfers to stage 3	(1)	(10)	11	–	–	(6)	6	–
Originations	32	–	–	32	31	–	–	31
Maturities	(16)	(18)	–	(34)	(12)	(15)	–	(27)
Changes in risk, parameters and exposures	(22)	73	119	170	(23)	44	97	118
Write-offs	–	–	(91)	(91)	–	–	(67)	(67)
Recoveries	–	–	14	14	–	–	9	9
Exchange rate and other	3	2	(23)	(18)	1	1	(14)	(12)
Balance at end of period	$96	$113	$136	$345	$80	$77	$89	$246

Wholesale
Balance at beginning of period	$787	$1,038	$968	$2,793	$774	$785	$767	$2,326
Provision for credit losses
Transfers to stage 1	206	(205)	(1)	–	203	(202)	(1)	–
Transfers to stage 2	(97)	107	(10)	–	(121)	128	(7)	–
Transfers to stage 3	(9)	(241)	250	–	(5)	(54)	59	–
Originations	592	–	–	592	519	–	–	519
Maturities	(436)	(318)	–	(754)	(288)	(291)	–	(579)
Changes in risk, parameters and exposures	(158)	757	1,098	1,697	(299)	572	767	1,040
Write-offs	–	–	(590)	(590)	–	–	(521)	(521)
Recoveries	–	–	54	54	–	–	37	37
Exchange rate and other	(1)	(2)	(205)	(208)	(5)	(3)	(106)	(114)
Balance at end of period	$884	$1,136	$1,564	$3,584	$778	$935	$995	$2,708

Royal Bank of Canada
  Third Quarter 2025   69

Key inputs and assumptions
The following provides an update on the key inputs and assumptions used in the measurement of expected credit losses. For further details, refer to Note 2 and Note 5 of our audited 2024 Annual Consolidated Financial Statements.
Our base scenario reflects the Canadian unemployment rate peaking in calendar Q3 2025, followed by gradual declines beginning in early calendar 2026 and for the U.S. unemployment rate to rise, peaking in calendar Q1 2026, followed by a return to equilibrium by calendar Q4 2026. The central bank policy rate in Canada is expected to remain unchanged until the end of calendar 2026 and cuts are expected to resume in the U.S. later this calendar year until mid-2026.
Our downside scenarios include two additional and more severe downside scenarios designed for trade disruptions and the real estate sector. During Q2 2025, in response to U.S. international trade policy, we designed a trade disruption scenario to replace our energy sector scenario. Our downside scenarios reflect the possibility of moderate and escalating macroeconomic shocks beginning in calendar Q4 2025 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q3 2025 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run, sustainable growth rate within the forecast period.
Our upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run sustainable growth rate within the forecast period.
In Q2 2025, we increased weight to our downside scenarios relative to October 31, 2024 to reflect the heightened economic uncertainty related to U.S. international trade policy as compared to our base scenario.
The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate the allowance for credit losses:

•
Unemployment rates
–
In our base forecast, we expect the Canadian unemployment rate to rise, peaking at 7.1% in calendar Q3 2025, then returning to its long run equilibrium by calendar Q1 2028. The U.S. unemployment rate is expected to rise to 4.3% in calendar Q3 2025, peaking at 4.6% in calendar Q1 2026, then returning to its long run equilibrium level by calendar Q4 2026.

Canada Unemployment Rate (1)

%
11
10
9
8
7
6
5
4
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Range of alternative scenarios (July 31, 2025)
Base scenario (July 31, 2025)
Base scenario (October 31, 2024)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

U.S. Unemployment Rate (1)

%
9
8
7
6
5
4
3
2
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Range of alternative scenarios (July 31, 2025)
Base scenario (July 31, 2025)
Base scenario (October 31, 2024)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

•
Gross Domestic Product (GDP
)
– In our base forecast, we expect both Canadian and U.S. GDP to continuously grow in calendar Q3 2025 and thereafter. GDP in calendar Q4 2025 is expected to be 0.9% above Q4 2024 levels in both Canada and the U.S.

Canada Real GDP (1)

Trillions of Canadian dollars
2.8
2.7
2.6
2.5
2.4
2.3
2.2
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Range of alternative scenarios (July 31, 2025)
Base scenario (July 31, 2025)
Base scenario (October 31, 2024)

(1) Represents the seasonally adjusted annual rate indexed to 2017 Canadian dollars over the calendar quarters presented.

U.S. Real GDP (1)

Trillions of U.S. dollars
27.0
26.0
25.0
24.0
23.0
22.0
21.0
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Range of alternative scenarios (July 31, 2025)
Base scenario (July 31, 2025)
Base scenario (October 31, 2024)

(1) Represents the seasonally adjusted annual rate indexed to 2017 U.S. dollars over the calendar quarters presented.

Royal Bank of Canada
  Third Quarter 2025

Note 5 Loans and allowance for credit losses (continued)

•
Canadian housing price index
– In our base forecast, we expect housing prices to increase by 0.8% over the next 12 months from calendar Q3 2025, with a compound annual growth rate of
3.5
% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (
30.0
)% to
10.9
% over the next 12 months and
4.2
% to
9.6
% for the following 2 to 5 years. As at October 31, 2024, our base forecast included housing price growth of
0.7
% from calendar Q4 2024 for the next 12 months and housing price growth of
3.0
% for the following 2 to 5 years.

•
Oil price (West Texas Intermediate in US$)
– In our base forecast, we expect oil prices to average $
58
per barrel over the next 12 months from calendar Q3 2025 and $
65
per barrel in the following 2 to 5 years. The range of average prices in our alternative downside and upside scenarios is $
33
to $
79
per barrel for the next 12 months and $
45
to $
69
per barrel for the following 2 to 5 years. As at October 31, 2024, our base forecast included an average price of $

per barrel for the next 12

months and $
66
per barrel for the following 2 to 5 years.

Royal Bank of Canada
  Third Quarter 2025   71

Credit risk exposure by internal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9
Financial Instruments
. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2024 Annual Report.

	As at
	July 31, 2025				October 31, 2024
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail
Loans outstanding – Residential mortgages
Low risk	$379,064	$19,919	$–	$398,983	$388,742	$1,354	$–	$390,096
Medium risk	20,684	2,890	–	23,574	18,419	4,479	–	22,898
High risk	2,119	6,317	–	8,436	1,761	6,593	–	8,354
Not rated (2)	53,284	1,885	–	55,169	52,569	1,479	–	54,048
Impaired	–	–	1,554	1,554	–	–	1,233	1,233
	455,151	31,011	1,554	487,716	461,491	13,905	1,233	476,629
Items not subject to impairment (3)				982				915
Total				$488,698				$477,544

Loans outstanding – Personal
Low risk	$85,998	$3,075	$–	$89,073	$82,904	$1,680	$–	$84,584
Medium risk	4,038	3,736	–	7,774	5,525	3,063	–	8,588
High risk	662	2,521	–	3,183	592	2,365	–	2,957
Not rated (2)	11,651	1,004	–	12,655	11,303	498	–	11,801
Impaired	–	–	417	417	–	–	408	408
Total	$102,349	$10,336	$417	$113,102	$100,324	$7,606	$408	$108,338

Loans outstanding – Credit cards
Low risk	$18,216	$164	$–	$18,380	$17,363	$177	$–	$17,540
Medium risk	2,053	2,242	–	4,295	1,999	2,436	–	4,435
High risk	67	2,339	–	2,406	75	2,289	–	2,364
Not rated (2)	1,095	294	–	1,389	1,173	53	–	1,226
Total	$21,431	$5,039	$–	$26,470	$20,610	$4,955	$–	$25,565

Loans outstanding – Small business
Low risk	$10,343	$638	$–	$10,981	$9,428	$773	$–	$10,201
Medium risk	2,492	1,009	–	3,501	2,740	962	–	3,702
High risk	257	1,376	–	1,633	214	1,086	–	1,300
Not rated (2)	9	–	–	9	7	–	–	7
Impaired	–	–	397	397	–	–	321	321
Total	$13,101	$3,023	$397	$16,521	$12,389	$2,821	$321	$15,531

Undrawn loan commitments – Retail
Low risk	$288,151	$5,088	$–	$293,239	$284,036	$592	$–	$284,628
Medium risk	13,330	426	–	13,756	12,110	381	–	12,491
High risk	768	717	–	1,485	746	602	–	1,348
Not rated (2)	13,916	241	–	14,157	10,715	88	–	10,803
Total	$316,165	$6,472	$–	$322,637	$307,607	$1,663	$–	$309,270

Wholesale – Loans outstanding
Investment grade	$126,751	$1,639	$–	$128,390	$116,549	$1,471	$–	$118,020
Non-investment grade	202,626	26,413	–	229,039	189,889	26,826	–	216,715
Not rated (2)	12,965	556	–	13,521	12,871	721	–	13,592
Impaired	–	–	6,383	6,383	–	–	3,905	3,905
	342,342	28,608	6,383	377,333	319,309	29,018	3,905	352,232
Items not subject to impairment (3)				10,608				8,207
Total				$387,941				$360,439

Undrawn loan commitments – Wholesale
Investment grade	$367,309	$1,234	$–	$368,543	$345,236	$516	$–	$345,752
Non-investment grade	173,546	16,063	–	189,609	170,212	14,512	–	184,724
Not rated (2)	3,398	19	–	3,417	3,290	17	–	3,307
Total	$544,253	$17,316	$–	$561,569	$518,738	$15,045	$–	$533,783

(1)	Includes $149 million of purchased or originated credit-impaired loans (October 31, 2024 – $109 million).
(2)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk.
(3)	Items not subject to impairment are loans held at FVTPL.
Loans past due but not impaired
(1), (2)

	As at
	July 31, 2025			October 31, 2024
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$2,549	$281	$2,830	$2,542	$263	$2,805
Wholesale	1,079	7	1,086	1,454	4	1,458
	$3,628	$288	$3,916	$3,996	$267	$4,263

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)
Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Royal Bank of Canada
  Third Quarter 2025

Note 6 Deposits

	As at
	July 31, 2025				October 31, 2024
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total

Personal	$222,617	$54,627	$246,083	$523,327	$205,714	$62,845	$253,580	$522,139
Business and government	405,098	22,042	491,023	918,163	369,943	20,157	449,570	839,670
Bank	11,974	–	28,013	39,987	9,675	641	37,406	47,722
	$639,689	$76,669	$765,119	$1,481,477	$585,332	$83,643	$740,556	$1,409,531
Non-interest-bearing (4)
Canada	$152,555	$8,881	$254	$161,690	$144,712	$7,164	$203	$152,079
United States	37,067	–	–	37,067	38,520	–	–	38,520
Europe (5)	9	–	–	9	11	–	–	11
Other International	8,217	–	–	8,217	7,758	–	–	7,758
Interest-bearing (4)
Canada	379,954	16,410	593,325	989,689	355,221	14,468	594,066	963,755
United States	50,379	50,479	70,897	171,755	28,389	61,087	75,933	165,409
Europe (5)	5,776	734	77,553	84,063	5,013	851	53,295	59,159
Other International	5,732	165	23,090	28,987	5,708	73	17,059	22,840
	$639,689	$76,669	$765,119	$1,481,477	$585,332	$83,643	$740,556	$1,409,531

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at July 31, 2025, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $539 billion, $41 billion, $77 billion and $34 billion, respectively (October 31, 2024 – $511 billion, $34 billion, $53 billion and $29 billion, respectively).
(5)	Europe includes the United Kingdom and the Channel Islands.
Contractual maturities of term deposits
(1)

	As at
(Millions of Canadian dollars)	July 31 2025	October 31 2024
Within 1 year:
less than 3 months	$217,276	$207,698
3 to 6 months	112,849	94,585
6 to 12 months	165,608	173,603
1 to 2 years	85,660	79,777
2 to 3 years	60,223	61,175
3 to 4 years	36,863	45,767
4 to 5 years	16,387	20,692
Over 5 years	70,253	57,259
	$765,119	$740,556

(1)	The aggregate amount of term deposits in denominations of one hundred thousand dollars or more is $701 billion (October 31, 2024 – $670 billion).

Note 7 Insurance and reinsurance
Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Insurance service result
Insurance revenue	$1,369	$1,303	$4,108	$3,755
Insurance service expense	(1,074)	(1,059)	(3,290)	(3,043)
Net income (expense) from reinsurance contracts held	(16)	(30)	(29)	(108)
	$279	$214	$789	$604
Insurance investment result
Net investment income	$122	$185	$747	$2,289
Insurance finance income (expense)	(68)	(159)	(574)	(2,155)
Reinsurance finance income (expense)	(6)	2	35	94
	$48	$28	$208	$228
Insurance service and insurance investment results	$327	$242	$997	$832

Royal Bank of Canada
  Third Quarter 2025   73

Note 8 Employee benefits – Pension and other post-employment benefits
We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the effects of remeasurements recorded in OCI:
Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Current service costs	$53	$47	$9	$9
Past service costs	–	–	–	(6)
Net interest expense (income)	(41)	(37)	18	20
Remeasurements of other long-term benefits	–	–	2	(5)
Administrative expense	6	5	–	–
Defined benefit pension expense	18	15	29	18
Defined contribution pension expense	143	115	–	–
	$161	$130	$29	$18

	For the nine months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Current service costs	$157	$140	$25	$25
Past service costs	49	–	–	(6)
Net interest expense (income)	(122)	(112)	57	60
Remeasurements of other long-term benefits	–	–	7	4
Administrative expense	17	13	–	–
Defined benefit pension expense	101	41	89	83
Defined contribution pension expense	431	319	–	–
	$532	$360	$89	$83
Pension and other post-employment benefit remeasurements
(1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(150)	$658	$(14)	$68
Experience adjustments	–	–	3	3
Return on plan assets (excluding interest based on discount rate)	(222)	(785)	–	–
	$(372)	$(127)	$(11)	$71

	For the nine months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(333)	$1,381	$(28)	$138
Experience adjustments	(1)	–	1	3
Return on plan assets (excluding interest based on discount rate)	(90)	(1,789)	–	–
	$(424)	$(408)	$(27)	$141

(1)
Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Note 9 Income taxes
Tax examinations and assessments
During the third quarter of 2025, we received a reassessment from the Canada Revenue Agency (CRA) in respect of the 2020 taxation year, which suggested that Royal Bank of Canada owes additional taxes of approximately $411 million as the CRA denied the deductibility of certain dividends. This amount represents the maximum additional taxes owing for that year. The reassessment is consistent with the previously received reassessments as described in Note 21 of our audited 2024 Annual Consolidated Financial Statements. It is possible that the CRA will reassess us for significant additional income taxes for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.

Royal Bank of Canada
  Third Quarter 2025

Note 9 Income taxes (continued)

Pillar Two legislation
The Organisation for Economic Co-operation and Development’s two-pillar plan includes a 15% global minimum corporate tax on certain multinational enterprises (Pillar Two). Pillar Two legislation in certain countries in which RBC operates became effective for us beginning November 1, 2024, including the Global Minimum Tax Act (GMTA) in Canada, which increased RBC’s effective tax rate by approximately 1.3% for the three months ended July 31, 2025, and by approximately 1.5% for the nine months ended July 31, 2025.

Note 10 Significant capital and funding transactions
Preferred shares and other equity instruments
On November 1, 2024, we issued US$1,000 million of Limited Recourse Capital Notes (LRCNs) Series 5 (LRCN Series 5) with recourse limited to assets (Trust Assets) held by a third-party trustee in a consolidated trust (Limited Recourse Trust). The Trust Assets for LRCN Series 5 consist of US$1,000 million of our First Preferred Shares, Series BX (Series BX Preferred Shares), issued concurrently with LRCN Series 5 at a price of US$1,000 per Series BX Preferred Share. The price per LRCN Series 5 note is US$1,000 and will bear interest paid quarterly at a fixed rate of 6.35% per annum until November 24, 2034 and thereafter at a rate per annum, reset every fifth year, equal to the prevailing 5-year U.S. Treasury Rate plus 2.257% until maturity on November 24, 2084.
On June 11, 2025, we issued US$1,250 million of Limited Recourse Capital Notes Series 6 (LRCN Series 6) with recourse limited to the Trust Assets held by the Limited Recourse Trust. The Trust Assets for LRCN Series 6 consist of US$1,250 million of our First Preferred Shares, Series BY (Series BY Preferred Shares), issued concurrently with LRCN Series 6 at a price of US$1,000 per Series BY Preferred Share. The price per LRCN Series 6 note is US$1,000 and will bear interest paid quarterly at a fixed rate of 6.75% per annum until August 24, 2030 and thereafter at a rate per annum, reset every fifth year, equal to the prevailing 5-year U.S. Treasury Rate plus 2.815% until maturity on August 24, 2085.
In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of a LRCN series, (iii) non-payment of principal at the maturity of a LRCN series, or (iv) an event of default on the notes, noteholders will have recourse only to the Trust Assets related to each LRCN series and each noteholder will be entitled to receive its pro rata share of the applicable Trust Assets. In such an event, the delivery of the Trust Assets will represent the full and complete extinguishment of our obligations under the related LRCN series.
Each LRCN series is redeemable on or prior to maturity to the extent we redeem the related series of preferred shares on certain redemption dates as set out in the terms of such series of preferred shares and subject to the consent and approval of OSFI.
Each LRCN series includes NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each LRCN series will be automatically redeemed and the redemption price will be satisfied by the delivery of the Trust Assets for the related LRCN series, which will consist of common shares pursuant to an automatic conversion of the applicable series of preferred shares. Each series of preferred shares includes an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each series of preferred shares will be determined by dividing the preferred share value (including declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the related Trust Assets.
Each LRCN series is a compound instrument with both equity and liability features as payments of interest and principal in cash are made at our discretion. The non-payment of interest and principal in cash does not constitute an event of default and will trigger delivery of the related series of preferred shares. The liability component of the notes has a nominal value and, as a result, the full proceeds received have been presented as equity.
On May 24, 2025, we redeemed all 24 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BD at a redemption price of $25.00 per share.
Subordinated debentures
On December 23, 2024, we redeemed all $1,500 million of our outstanding NVCC 2.88% subordinated debentures due December 23, 2029 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
On January 29, 2025, we issued $1,500 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.279% per annum until February 4, 2030, and at the Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.45% thereafter until maturity on February 4, 2035.
On June 30, 2025, we redeemed all $1,250 million of our outstanding NVCC 2.088% subordinated debentures due June 30, 2030 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On July 3, 2025, we issued $1,250 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.214% per annum until July 3,
2030
, and at the Daily Compounded CORRA plus 1.51% thereafter until maturity on July 3, 2035.
On July 17, 2025, we issued ¥26,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 1.963% per annum until July 17, 2030, and at the 5-year Tokyo Overnight Average Rate mid-swap rate plus 1.02% thereafter until maturity on July 17, 2035.

Royal Bank of Canada
  Third Quarter 2025   75

Common shares issued

	For the three months ended
	July 31, 2025		July 31, 2024
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	227	$22	683	$66
Issued in connection with dividend reinvestment plan (2)	–	–	–	–
Purchased for cancellation (3)	(5,445)	(81)	(480)	(7)
	(5,218)	$(59)	203	$59

	For the nine months ended
	July 31, 2025		July 31, 2024
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	601	$58	1,311	$126
Issued in connection with dividend reinvestment plan (2)	–	–	11,850	1,460
Purchased for cancellation (3)	(10,400)	(155)	(480)	(7)
	(9,799)	$(97)	12,681	$1,579

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(2)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three and nine months ended July 31, 2025, our DRIP requirements were satisfied through open market share purchases. During the three months ended July 31, 2024, our DRIP requirements were satisfied through open market share purchases. During the nine months ended July 31, 2024, our DRIP requirements were satisfied through shares issued from treasury in the first six months and open market share purchases in the last three months.
(3)	Our previous NCIB to purchase up to 30 million of our common shares ended June 11, 2025. On June 10, 2025, we announced a new NCIB to purchase up to 35 million of our common shares, commencing on June 12, 2025, and continuing until June 11, 2026, or such earlier date as we complete the repurchase of all shares permitted under the bid. During the three months ended July 31, 2025, under the NCIB programs we purchased for cancellation common shares at a total fair value of $955 million (average cost of $175.27 per share), with a book value of $81 million (book value of $14.88 per share). During the nine months ended July 31, 2025, under the NCIB programs we purchased for cancellation common shares at a total fair value of $1,781 million (average cost of $171.22 per share), with a book value of $155 million (book value of $14.87 per share). During the three and nine months ended July 31, 2024, we purchased for cancellation common shares at a total fair value of $73 million (average cost of $152.66 per share), with a book value of $7 million (book value of $14.82 per share).

Note 11 Earnings per share

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except share and per share amounts)	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Basic earnings per share
Net income	$5,414	$4,486	$14,935	$12,018
Dividends on preferred shares and distributions on other equity instruments	(125)	(106)	(355)	(231)
Net income attributable to non-controlling interests	1	(3)	(5)	(7)
Net income available to common shareholders	$5,290	$4,377	$14,575	$11,780
Weighted average number of common shares (in thousands)	1,407,280	1,414,194	1,410,854	1,411,044
Basic earnings per share (in dollars)	$3.76	$3.09	$10.33	$8.35
Diluted earnings per share
Net income available to common shareholders	$5,290	$4,377	$14,575	$11,780
Weighted average number of common shares (in thousands)	1,407,280	1,414,194	1,410,854	1,411,044
Stock options (1)	2,400	1,929	2,381	1,574
Issuable under other share-based compensation plans	–	26	–	26
Average number of diluted common shares (in thousands)	1,409,680	1,416,149	1,413,235	1,412,644
Diluted earnings per share (in dollars)	$3.75	$3.09	$10.31	$8.34

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2025, an average of 915,683 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2024, no outstanding options were excluded from the calculation of diluted earnings per share. For the nine months ended July 31, 2025, an average of 762,532 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share. For the nine months ended July 31, 2024, no outstanding options were excluded from the calculation of diluted earnings per share.

Royal Bank of Canada
  Third Quarter 2025

Note 12 Legal and regulatory matters
We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition.
Our significant legal proceedings and regulatory matters are described in Note 24 of our audited 2024 Annual Consolidated Financial Statements and as updated below. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.
Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On January 17, 2025, the U.S. Department of Labor (DOL) proposed exemptive relief to allow Royal Bank of Canada to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act from March 5, 2025 through March 4, 2030. On March 5, 2025, the DOL granted an extension of the original relief granted to Royal Bank of Canada in 2016 until the earlier of September 4, 2025 or the effective date of a final agency action in connection with the proposed exemption published on January 17, 2025. The DOL recently granted the exemptive relief it proposed on January 17, 2025, with immaterial amendments, with effect from August 12, 2025 through March 4, 2030. Royal Bank of Canada anticipates seeking further exemptive relief from the DOL prior to the expiration of the existing relief in the future to the extent deemed necessary or advisable. No assurances can be provided that such relief, if requested, would be forthcoming.
U.K. Competition and Markets Authority investigation
In February 2025, Royal Bank of Canada and RBC Europe Limited entered into a settlement with the U.K. Competition and Markets Authority and agreed to make payment of £34.2 million in full and final resolution of the matter.
In the U.S. class action, in March 2025, the court preliminarily approved the settlement agreement entered into by RBC Europe Limited, RBC Capital Markets, LLC and certain of the other defendants to dismiss the putative class action filed in the U.S., with prejudice, against those defendants. The settlement agreement remains subject to final court approval.

Note 13 Results by business segment
Composition of business segments
For management purposes, based on the products and services offered, we are organized into five business segments: Personal Banking, Commercial Banking, Wealth Management, Insurance and Capital Markets.

	For the three months ended July 31, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,698	$1,828	$1,321	$–	$1,287	$217	$8,351
Non-interest income	1,362	324	4,192	368	2,471	(83)	8,634
Total revenue	5,060	2,152	5,513	368	3,758	134	16,985
Provision for credit losses	444	299	(43)	–	180	1	881
Non-interest expense	1,958	697	4,154	74	2,059	290	9,232
Income (loss) before income taxes	2,658	1,156	1,402	294	1,519	(157)	6,872
Income taxes (recoveries)	720	320	306	47	191	(126)	1,458
Net income	$1,938	$836	$1,096	$247	$1,328	$(31)	$5,414
Non-interest expense includes:
Depreciation and amortization	$269	$26	$303	$12	$143	$1	$754

	For the three months ended July 31, 2024
(Millions of Canadian dollars)	Personal Banking (3)	Commercial Banking (3)	Wealth Management (3)	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,253	$1,687	$1,245	$–	$817	$325	$7,327
Non-interest income	1,237	349	3,719	285	2,187	(473)	7,304
Total revenue	4,490	2,036	4,964	285	3,004	(148)	14,631
Provision for credit losses	391	216	16	1	38	(3)	659
Non-interest expense	1,941	691	3,762	70	1,755	380	8,599
Income (loss) before income taxes	2,158	1,129	1,186	214	1,211	(525)	5,373
Income taxes (recoveries)	572	312	237	44	39	(317)	887
Net income	$1,586	$817	$949	$170	$1,172	$(208)	$4,486
Non-interest expense includes:
Depreciation and amortization	$299	$26	$299	$3	$133	$(1)	$759

Royal Bank of Canada
  Third Quarter 2025   77

	For the nine months ended July 31, 2025
(Millions of Canadian dollars)	Personal Banking (4)	Commercial Banking (4)	Wealth Management (4)	Insurance	Capital Markets (1), (4)	Corporate Support (1)	Total
Net interest income (2)	$10,722	$5,358	$4,016	$–	$3,480	$779	$24,355
Non-interest income	3,954	983	12,462	1,112	7,335	(805)	25,041
Total revenue	14,676	6,341	16,478	1,112	10,815	(26)	49,396
Provision for credit losses	1,586	1,177	124	–	468	–	3,355
Non-interest expense	5,925	2,105	12,456	241	5,985	506	27,218
Income (loss) before income taxes	7,165	3,059	3,898	871	4,362	(532)	18,823
Income taxes (recoveries)	1,947	849	893	141	400	(342)	3,888
Net income	$5,218	$2,210	$3,005	$730	$3,962	$(190)	$14,935
Non-interest expense includes:
Depreciation and amortization	$814	$79	$938	$34	$424	$1	$2,290

	For the nine months ended July 31, 2024
(Millions of Canadian dollars)	Personal Banking (3), (4)	Commercial Banking (3), (4)	Wealth Management (3), (4)	Insurance	Capital Markets (1), (4)	Corporate Support (1)	Total
Net interest income (2)	$9,092	$4,298	$3,697	$–	$2,242	$953	$20,282
Non-interest income	3,592	1,007	10,743	946	6,867	(1,167)	21,988
Total revenue	12,684	5,305	14,440	946	9,109	(214)	42,270
Provision for credit losses	1,319	676	54	2	342	(1)	2,392
Non-interest expense	5,452	1,799	11,331	210	5,119	1,320	25,231
Income (loss) before income taxes	5,913	2,830	3,055	734	3,648	(1,533)	14,647
Income taxes (recoveries)	1,571	786	602	167	60	(557)	2,629
Net income	$4,342	$2,044	$2,453	$567	$3,588	$(976)	$12,018
Non-interest expense includes:
Depreciation and amortization	$806	$34	$919	$6	$387	$(10)	$2,142
(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
(3)
Effective the fourth quarter of 2024, the Personal & Commercial Banking segment became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing moved from the previous Personal & Commercial Banking segment to the Wealth Management segment. Amounts have been revised from those previously presented to conform to our new basis of segment presentation.

(4)
On March 28, 2024, we completed the acquisition of HSBC Bank Canada. HSBC Bank Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments.

Total assets and total liabilities by business segment

	As at July 31, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$568,962	$195,300	$186,356	$30,984	$1,145,803	$100,488	$2,227,893
Total liabilities	568,942	195,298	184,832	30,849	1,145,799	(33,459)	2,092,261

	As at October 31, 2024
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$555,029	$187,142	$184,503	$29,288	$1,127,661	$87,959	$2,171,582
Total liabilities	554,970	187,135	183,055	29,158	1,127,564	(37,492)	2,044,390

Royal Bank of Canada
  Third Quarter 2025

Note 14 Capital management
Regulatory capital and capital ratios
OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. During the third quarter of 2025, we complied with all applicable capital, leverage and TLAC requirements, including the Domestic Stability Buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2025	October 31 2024
Capital (1)
CET1 capital	$95,654	$88,936
Tier 1 capital	107,155	97,952
Total capital	119,848	110,487
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$589,582	$548,809
Market risk	37,936	33,930
Operational risk	95,637	89,543
Total RWA	$723,155	$672,282
Capital ratios and Leverage ratio (1)
CET1 ratio	13.2%	13.2%
Tier 1 capital ratio	14.8%	14.6%
Total capital ratio	16.6%	16.4%
Leverage ratio	4.5%	4.2%
Leverage ratio exposure	$2,404,301	$2,344,228
TLAC available and ratios (2)
TLAC available	$223,343	$196,659
TLAC ratio	30.9%	29.3%
TLAC leverage ratio	9.3%	8.4%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as a percentage of total RWA and leverage exposure, respectively.